UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index at page: 2
Total pages: 281

EXHIBIT INDEX

Exhibit	Title	Page
A	Annual Report 2008	3

中國東方航空股份有限公司

China Eastern Airlines Corporation Limited

Stock Code 股份代號：00670



Annual Report

年報 2008

Company Profile 公司簡介

Company's Registered Chinese Name
中國東方航空股份有限公司

Company's English Name
China Eastern Airlines
Corporation Limited

Company's Abbreviated English Name
CEA

Company's Legal Address
66 Airport Street,
Pudong International Airport,
Shanghai, China

Postal Code
201202

Company's Office Address
2550 Hongqiao Road,
Shanghai, China

Postal Code
200335

Company's Legal Representative
Liu Shaoyong

Company Secretary
Luo Zhuping

Company's website address
www.ce-air.com

Company's e-mail address
ir@ce-air.com

Telephone
(86-21) 6268 6268

Facsimile
(86-21) 6268 6116

Places of Listing
The Shanghai Stock Exchange
Code: 600115
Abbreviation: Eastern Airlines*

The Stock Exchange
of Hong Kong Limited
Code: 00670

The New York
Stock Exchange, Inc.
Code: CEA

公司登記中文名稱
中國東方航空股份有限公司

公司英文名稱
China Eastern Airlines
Corporation Limited

公司英文縮寫
CEA

公司法定地址
中國上海市浦東國際
機場機場大道66號

郵政編碼
201202

公司辦公地址
中國上海市虹橋路2550號

郵政編碼
200335

公司法定代表人
劉紹勇

公司秘書
羅祝平

公司網址
www.ce-air.com

公司電子信箱
ir@ce-air.com

電話
(86-21) 6268 6268

傳真
(86-21) 6268 6116

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東方航空*

香港聯合交易所有限公司
股票代碼：00670

紐約證券交易所
股票代碼：CEA



00004

* From 17 April 2009 onwards, the abbreviation of the A shares of the Company is ST CEA.

* 自二零零九年四月十七日起，本公司A股的股票簡稱為ST東航。

Contents 目錄

Contents	Page	目錄
Financial Highlights (prepared in accordance with International Financial Reporting Standards)	2	**財務摘要** (按國際財務報告準則編製)
Summary of Accounting and Business Data (prepared in accordance with PRC Accounting Regulations)	3	**會計數據與業務數據摘要** (按中華人民共和國會計準則編製)
Selected Airline Operating Data	4	**主要營運數據摘要**
Chairman's Statement	8	**董事長報告書**
Review of Operations and Management's Discussion and Analysis	14	**業務回顧及管理層的討論與分析**
Report of Directors	35	**董事會報告書**
Corporate Governance	90	**企業管治**
Report of the Supervisory Committee	107	**監事會報告書**
Financial Statements prepared in accordance with International Financial Reporting Standards	110	**按國際財務報告準則編製之財務報表**
1 Independent International Auditor's Report		1 獨立國際核數師報告
2 Consolidated Income Statement		2 綜合損益表
3 Consolidated Balance Sheet		3 綜合資產負債表
4 Company's Balance Sheet		4 公司資產負債表
5 Consolidated Cash Flow Statement		5 綜合現金流量表
6 Consolidated Statement of Changes in Equity		6 綜合權益變動表
7 Notes to the Financial Statements		7 財務報表註釋
Supplementary Financial Information	265	**附加財務資料**
Corporate Information	272	**公司資料**

Financial Highlights 財務摘要

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）

Expressed in RMB millions	以人民幣百萬元計算	2004[1] 二零零四年 Restated 已重述	2005[1] 二零零五年 Restated 已重述	2006[1] 二零零六年 Restated 已重述	2007[1] 二零零七年 Restated 已重述	**2008 二零零八年**
Year Ended 31 December	**截至十二月三十一日止年度**					
Revenues	營業額	21,328	27,380	37,557	42,534	**41,073**
Other operating income and gains	其他營業收益及其他淨收益	85	245	424	488	**672**
Operating expenses	營業支出	(20,117)	(27,562)	(40,695)	(42,894)	**(56,828)**
Operating profit/(loss)	經營溢利／(虧損)	1,296	63	(2,714)	128	**(15,083)**
Finance income/(cost), net	財務收入／(支出)，淨額	(641)	(578)	(757)	162	**(267)**
Profit/(loss) before income tax	除稅前利潤／(虧損)	650	(528)	(3,338)	378	**(15,256)**
Profit/(loss) for the year attributable to equity holders of the Company	本公司權益持有人應佔年度溢利／(虧損)	385	(418)	(3,035)	379	**(15,269)**
Earning/(loss) per share attributable to equity holders of the Company (RMB)[2]	本公司權益持有人應佔每股盈利／(虧損)(人民幣元)[1]	0.08	(0.09)	(0.62)	0.08	**(3.14)**
At 31 December	**於十二月三十一日**					
Cash and cash equivalents	現金及現金等價物	2,114	1,864	1,987	1,655	**3,451**
Net current liabilities	淨流動負債	(12,472)	(25,548)	(24,588)	(26,098)	**(43,458)**
Non-current assets	非流動資產	35,918	52,106	51,725	57,949	**62,652**
Long term borrowings, including current portion	長期貸款，包括流動部份	(10,736)	(12,659)	(14,932)	(14,675)	**(15,628)**
Obligations under finance leases, including current portion	融資租賃負債，包括流動部份	(8,662)	(10,588)	(11,949)	(16,452)	**(20,809)**
Total share capital and reserves	總股本及儲備	5,897	5,561	2,534	2,361	**(13,097)**

(1) The figures for the years ended 31 December 2004, 2005, 2006 and 2007 have been restated as a result of the changes of accounting policy. Please refer to Note 2(b) of the Financial Statements for more details.

(2) The calculation of earning/(loss) per share is based on the consolidated profit/(loss) attributable to shareholders and 4,866,950,000 shares in issue.

(1) 截至二零零四年、二零零五年、二零零六年及二零零七年十二月三十一日的數據因會計政策的變更已作修改，請詳見財務報表註釋2(b)。

(2) 每股溢利／(虧損)是根據當年度的股東應佔綜合溢利／(虧損)除以已發行股數4,866,950,000股計算。

Summary of Accounting and Business Data 會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Regulations) （按中華人民共和國會計準則編製）

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2008 截至二零零八年十二月三十一日止年度利潤

		RMB million 人民幣百萬元
Net Loss	淨虧損	(13,928)
Income from Main Operations	主營業務利潤	(2,245)
Income from Other Operations	其他業務利潤	1,011
Income from Investments	投資收益	106
Net Income outside Business	營業外收支淨額	861

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS 主要會計數據和財務指標

(Expressed in RMB Million) （人民幣百萬元）

		2007 二零零七年 Restated （經重列） (Note 1) （附註1）	**2008** **二零零八年**
1. Operation Revenue	營業收入	43,541.23	**41,842.36**
2. Net (Loss)/Profit	淨（虧損）／利潤	603.96	**(13,927.66)**
3. Total Assets	總資產	66,504.48	**73,184.01**
4. Shareholders' Equity	股東權益	3,222.89	**(11,065.15)**
5. (Loss)/Earnings per Share (RMB)	每股（虧損）／收益（人民幣元）	0.12	**(2.86)**

Notes:

1. The major accounting data and financial indicators in 2007 are adjusted and represented pursuant to the same accounting policies adopted in 2008.

2. Calculation of major financial indicators:

   Earnings/(loss) per share = net profit/(loss)÷total number of ordinary shares at the end of the year

   Net assets per share = shareholders' equity at the end of the year÷total number of ordinary shares at the end of the year

註：

1. 二零零七年度主要會計數據和財務指標已按二零零八年度的會計制度口徑作出調整及重列。

2. 主要財務指標計算方法如下：

   每股收益／（虧損）＝淨利潤／（虧損）÷ 年度末普通股股份總數

   每股淨資產＝年度末股東權益 ÷ 年度末普通股股份總數

Selected Airline Operating Data 主要營運數據摘要

		For the year ended 31 December 2008 截至二零零八年十二月三十一日	For the year ended 31 December 2007 截至二零零七年十二月三十一日	Change 變動幅度
Capacity	**運輸能力**			
ATK (available tonne-kilometres)	可用噸公里 (ATK)			
(millions)	*(百萬)*	**11,642.23**	12,085.88	-3.67%
– Domestic routes	一國內航線	**5,658.36**	5,383.41	5.11%
– International routes	一國際航線	**5,294.76**	5,971.74	-11.34%
– Regional routes	一地區航線	**689.10**	730.73	-5.70%
ASK (available seat-kilometres)	可用座公里 (ASK)			
(millions)	*(百萬)*	**75,964.28**	77,717.23	-2.26%
– Domestic routes	一國內航線	**47,588.37**	46,166.30	3.08%
– International routes	一國際航線	**23,813.57**	26,476.13	-10.06%
– Regional routes	一地區航線	**4,562.34**	5,074.80	-10.10%
AFTK (available freight tonne-kilometres) *(millions)*	可用貨郵噸公里 (AFTK) *(百萬)*	**4,805.44**	5,091.33	-5.62%
– Domestic routes	一國內航線	**1,375.41**	1,228.42	11.97%
– International routes	一國際航線	**3,151.54**	3,588.91	-12.19%
– Regional routes	一地區航線	**278.49**	274.00	1.64%
Hours flown *(thousands)*	飛行小時 *(千)*	**755.17**	756.00	-0.11%
Traffic	**運輸量**			
RTK (revenue tonne-kilometres)	收入噸公里 (RTK)			
(millions)	*(百萬)*	**7,218.99**	7,713.92	-6.42%
– Domestic routes	一國內航線	**3,780.27**	3,777.51	0.07%
– International routes	一國際航線	**3,056.25**	3,524.95	-13.30%
– Regional routes	一地區航線	**382.46**	411.46	-7.05%
RPK (revenue passenger-kilometres) *(millions)*	客運人公里 (RPK) *(百萬)*	**53,785.27**	57,182.56	-5.94%
– Domestic routes	一國內航線	**35,352.44**	35,491.96	-0.39%
– International routes	一國際航線	**15,374.98**	18,385.95	-16.38%
– Regional routes	一地區航線	**3,057.86**	3,304.65	-7.47%

Selected Airline Operating Data 主要營運數據摘要

		For the year ended 31 December 2008 截至二零零八年十二月三十一日	For the year ended 31 December 2007 截至二零零七年十二月三十一日	Change 變動幅度
RFTK (revenue freight tonne-kilometres) *(millions)*	貨郵載運噸公里 (RFTK) *(百萬)*	**2,420.14**	2,614.07	-7.42%
– Domestic routes	一國內航線	**621.89**	608.66	2.17%
– International routes	一國際航線	**1,687.45**	1,887.85	-10.62%
– Regional routes	一地區航線	**110.80**	117.56	-5.75%
Number of passengers carried *(thousands)*	載運旅客人次 *(千)*	**37,231.48**	39,161.36	-4.93%
– Domestic routes	一國內航線	**30,398.76**	31,158.09	-2.44%
– International routes	一國際航線	**4,696.34**	5,671.61	-17.20%
– Regional routes	一地區航線	**2,136.38**	2,331.66	-8.38%
Weight of freight carried (kg) *(millions)*	貨郵載運量(公斤) *(百萬)*	**889.48**	940.12	-5.39%
– Domestic routes	一國內航線	**463.44**	464.42	-0.21%
– International routes	一國際航線	**350.13**	395.89	-11.56%
– Regional routes	一地區航線	**75.91**	79.82	-4.90%
Load factors	**載運率**			
Overall load factor *(%)*	綜合載運率 *(%)*	**62.01**	63.83	-1.82
– Domestic routes	一國內航線	**66.81**	70.17	-3.36
– International routes	一國際航線	**57.72**	59.03	-1.31
– Regional routes	一地區航線	**55.50**	56.31	-0.81
Passenger load factor *(%)*	客座率 *(%)*	**70.80**	73.58	-2.78
– Domestic routes	一國內航線	**74.29**	76.88	-2.59
– International routes	一國際航線	**64.56**	69.44	-4.88
– Regional routes	一地區航線	**67.02**	65.12	1.90
Freight load factor *(%)*	貨郵載運率 *(%)*	**50.36**	51.34	-0.98
– Domestic routes	一國內航線	**45.21**	49.55	-4.34
– International routes	一國際航線	**53.54**	52.60	0.94
– Regional routes	一地區航線	**39.79**	42.91	-3.12
Break-even load factor *(%)*	盈虧平衡點載運率 *(%)*	**90.71**	67.74	22.97

Selected Airline Operating Data 主要營運數據摘要

		For the year ended 31 December 2008 截至二零零八年十二月三十一日	For the year ended 31 December 2007 截至二零零七年十二月三十一日	**Change 變動幅度**
Yields and costs	**收益率和成本統計**			
Revenue tonne-kilometers yield	收入噸公里收益			
(RMB)	*(人民幣)*	**5.38**	5.27	2.10%
– Domestic routes	–國內航線	**5.87**	5.92	-0.84%
– International routes	–國際航線	**4.65**	4.44	4.73%
– Regional routes	–地區航線	**6.41**	6.49	-1.23%
Passenger-kilometers yield	客運人公里收益			
(RMB)	*(人民幣)*	**0.62**	0.62	0.00%
– Domestic routes	–國內航線	**0.61**	0.61	0.00%
– International routes	–國際航線	**0.66**	0.61	8.20%
– Regional routes	–地區航線	**0.64**	0.65	-1.54%
Freight tonne-kilometers yield	貨郵噸公里收益			
(RMB)	*(人民幣)*	**2.21**	2.10	5.24%
– Domestic routes	–國內航線	**1.26**	0.97	29.90%
– International routes	–國際航線	**2.42**	2.31	4.76%
– Regional routes	–地區航線	**4.42**	4.49	-1.56%
Available tonne-kilometers unit cost *(RMB)*	可用噸公里單位成本 *(人民幣)*	**4.88**	3.57	36.69%


中國東方航空

C0011

Chairman's Statement 董事長報告書

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2008. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

2008 was the year when the world economy turned from flourishing to weakening, from rising to declining. With the increasing severity of the global financial crisis triggered by the United States subprime mortgage crisis, the real economy of developed countries showed signs of massive recession which has spread rapidly to emerging economies. This has resulted in a rapid decline in demand on the international air transportation market which has had a greater impact on the Group's international business.

In 2008, the overall PRC economy maintained a steady and relatively rapid growth momentum. However the country experienced a series of catastrophic natural disasters and unexpected incidents which, coupled with the increasing impact of the global financial crisis on the PRC economy, resulted in a rapid decline in demand on the domestic air transportation market. However the transportation capacity in the whole airline industry was still growing rapidly, which led to relatively intense competition in the domestic air transportation market. These have a greater impact on the Group's results.

In 2008, in terms of flight take-off and landing statistics, the Group's flights accounted for 35.8% and 28.7% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilization rate of aircraft was 9.1 hours, representing a decrease of 0.7 hours compared to the same period in 2007.

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「本公司」)及其附屬公司(「本集團」)截至二零零八年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

二零零八年是世界經濟增長由盛轉衰、由升轉降的一年。隨著美國次貸危機引發的全球金融危機的嚴重程度不斷顯現，發達國家的實體經濟顯露出了嚴重的衰退並向新興經濟體迅速蔓延，受此影響國際航空運輸市場需求急劇萎縮，本集團國際業務因此受到較大影響。

二零零八年中國經濟總體保持平穩較快發展的基本態勢，但國內接連出現了重大自然災害和突發事件，同時全球金融危機對中國經濟的衝擊不斷加大，導致中國航空運輸市場需求出現迅速下滑，但整個業界運力仍快速提升，使中國航空運輸市場保持了較為激烈的競爭，本集團業績因此受到較大影響。

二零零八年，以航班班次佔有率統計，本集團分別佔虹橋與浦東機場的35.8%與28.7%，飛機平均日利用率為9.1小時，比二零零七年同期降低0.7小時。

00012

Chairman's Statement 董事長報告書

In terms of passenger traffic, in 2008 the Group introduced the "Shanghai-Copenhagen" long-distance international route and several domestic routes including "Beijing-Dalian", thus further enhancing the Group's route network. With the signing of the《海峽兩岸包機會談紀要》(Minutes of Conference on Cross-Strait Charter Flights) and the《海峽兩岸空運協議》(Cross-Strait Air Transport Agreement) between 海峽兩岸關係協會 (the Association for Relations Across the Taiwan Straits) and 台灣海峽交流基金會 (the Straits Exchange Foundation) on 13 June 2008 and 4 November 2008 respectively, the Group introduced the "Shanghai, Nanjing, Wuhan, Kunming, Xi'an-Taipei" charter passenger routes and the "Shanghai-Taipei" charter cargo route, which served to facilitate cross-strait connection and exchange. The number of passengers using the transit service was 694.8 thousand in the year. The "東方萬里行 (Eastern Miles) " frequent flyer program further expanded, and at present the number of members of the frequent flyer program is approximately 4.30 million. The "95808" call center expanded the coverage of the 95808 network in 108 cities throughout China. As at 31 December 2008, the call center had commenced operation in 86 cities across the country.

客運方面，二零零八年本集團開闢了「上海－哥本哈根」遠程國際航線和「北京－大連」等多條國內航線，進一步完善了本集團航線網絡；隨著二零零八年六月十三日、十一月四日海峽兩岸關係協會與台灣海峽交流基金會分別簽署《海峽兩岸包機會談紀要》和《海峽兩岸空運協議》，本集團開闢了「上海、南京、武漢、昆明、西安－台北」的客運包機航線和「上海－台北」的貨運包機航線，促進了海峽兩岸的連接交流；全年中轉服務的旅客69.48萬人次；「東方萬里行」常旅客計劃持續擴大，目前常旅客計劃會員約430萬人；客服熱線「95808」在全國108個城市展開95808聯網開通工作，截至二零零八年十二月三十一日共完成國內86個城市落地開通。

In terms of freight transport, the Group continued to deepen the one-stop freight transport management system in order to improve its sale and transportation co-operation models, increase its freight management level and improve its freight logistics network.

貨運方面，本集團不斷深化貨運一體化管理，改善銷售和運輸合作模式，提高貨運管理水平，完善貨運物流網絡構築。

In terms of services, the Group introduced the activities of the "金牌服務迎奧運 (Welcome the Olympic Games with Gold Medal Services)" and the "奧運安全、正常、優質服務年 (Olympic Year of Safe, Standard and Excellent Service)" to facilitate the Beijing 2008 Olympic Games. In addition, the Group continued to launch the series activities of "東方空中文化體驗之旅 (Experience the Air Culture of China Eastern Airlines)" and further developed the "東方空中美食文化年 (Air Gourmet Culture Year of China Eastern Airlines)", which enhanced the brand and corporate image through value-added flight

服務方面，為服務二零零八年北京奧運會，本集團開展了「金牌服務迎奧運」活動和「奧運安全、正常、優質服務年」活動。此外，本集團繼續開展「東方空中文化體驗之旅」系列活動並深入延伸推出「東方空中美食文化年」，通過為旅客提供增值的乘機服務提升企業品牌形象。據中國民航局統計，全年本集團航班正點率84.60%，位居全行業第一。在中國民航局「旅客話民

Chairman's Statement 董事長報告書

services for the passengers. According to the statistics published by the Civil Aviation Administration of China, the Group leads the industry in terms of on-time rate with a rate of 84.60% during the year. The Group was awarded for the 4th time the "用戶滿意優質獎 (Excellence Award for Customers' Satisfaction)" for the category of more than 20 million annual passenger traffic volume from the Civil Aviation Administration of China's "旅客話民航 (Passengers' Rating of Civil Aviation Award)" activity. As the first partner of the World Expo 2010 Shanghai, the Group was awarded the "主題實踐明星獎 (Theme Practices Star Award)" for 2008 World Expo Star Enterprises by the Bureau of Shanghai World Expo Coordination in 2008.

航」活動中第四次榮獲年旅客運輸量2,000萬人次以上組「用戶滿意優質獎」。本集團作為二零一零年上海世博會首家合作夥伴，於二零零八年榮獲上海世博會事務協調局頒發的二零零八年度世博明星企業「主題實踐明星獎」。

In 2008, in the face of a series of domestic catastrophic natural disasters, the Group made every effort to engage in the rescues. During the rescue for the "5.12" Wenchuan earthquake in Sichuan Province, the Group deployed a total of 98 aircraft with 262 special flights to support the rescue transportation, conveyed 11,800 personnel and casualties, provided 3,445 tonnes of relief supplies and the Group and its staff donated a total of RMB37,078.7 thousand to the disaster victims, which represented the Group's sense of social responsibility and the staff's valuable dedication.

二零零八年，面對國內連續出現的重大自然災害，本集團全力以赴投入救災。「5.12」四川汶川地震抗災期間，本集團共派出飛機98架，執行救災專機運輸任務262班，運送救災人員和傷員11,800人次，救災物資3,445噸，本集團和本集團員工向災區捐款共計人民幣3,707.87萬元，展現了本集團勇於承擔社會責任，廣大員工無私奉獻的可貴精神。

In respect of technological innovation, the Group has developed, introduced and adopted a series of advanced technology in 2008, such as the RNP Precision Navigation, the Extended-range Twin-engine Operational Performance Standards (ETOPS), the Automatic Dependent Surveillance – Broadcast (ADS-B) and the Controller Pilot Data Link Communications (CPDLC). The application of these new technologies represent the Group's ability of aggressive innovation and its core competitiveness. (For details, please refer to the Company's 2008 Social Responsibility Report.)

技術創新方面，本集團二零零八年研發、引進和使用了RNP精密導航技術、ETOPS雙發延伸航程運行技術、廣播式自動相關監視 (ADS-B) 運行新技術和CPDLC管制員－飛行員數據通信技術等一系列先進技術，新技術的運用充分體現了本集團不斷進取的創新能力和核心競爭力。(詳情請見本公司二零零八年度社會責任報告)

Chairman's Statement 董事長報告書

In respect of environmental protection, the Group strived to minimize pollution through stringent control of and reduction in fuel consumption and implemented direct operating cost control and management policies to reduce the fuel consumption per hour. The policies mainly included the implementation of Cost Index (CI) operation, fuel-saving flight control, management of Auxiliary Power Unit (APU) and promotion of Ground Power Unit (GPU), aircraft weight-reduction, change of operation mode of loading-balance, optimization of routes so as to fuel saving. (For details, please refer to the Company's 2008 Social Responsibility Report.)

環境保護方面，本集團致力於通過嚴格控制和降低燃油消耗減少對環境的污染，推行直接運行成本控制與管理政策，不斷降低小時耗油率。主要包括成本指數 (CI)運行、採取節油的飛行操縱方式、飛機輔助動力裝置 (APU) 管理和地面動力裝置 (GPU) 推廣、飛機減重、改變載重平衡操作方式、優化航線等措施以節省燃油。(詳情請見本公司二零零八年度社會責任報告)

Outlook for 2009

The Group would like to caution readers of this report that the operations of the Company as an air transport enterprise which performs public service functions, is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the incidence of unexpected events. The 2008 annual results announcement of the Group includes (but is not limited to) certain forward-looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

In the Group's opinion, the global economy is currently facing its worst period from the onset of the financial crisis. The international financial crisis has not yet bottomed out and there are still significant uncertainties in the global economic environment. The results of rescue plans taken up by the western countries remain uncertain. The Chinese economy is forecasted to achieve its growth target of 8%, but it is still facing great challenges. In 2009, the international air transportation market is still difficult with insufficient demand. The Group is of the view that there will be a negative growth in demand in the international air transportation market in 2009. The

二零零九年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，本公司的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素仍會對本集團乃至全行業經營形成重大影響。本集團二零零八年度業績公告包括(但不限於)一些預期性描述，如對世界和中國的經濟和航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險。

本集團認為，目前全球經濟正遭遇金融危機爆發以來的最困難時期，國際金融危機尚未見底，全球經濟仍存在重大不確定性，西方各國的救助計劃效果還不明朗，中國經濟有望實現保八目標，但也面臨重大挑戰。二零零九年國際航空運輸環境依然艱難，航空運輸市場需求依然不足。本集團認為二零零九年國際航空市場需求為負增長，國內航空市場有恢復增長的可能，但運力過剩情況仍很嚴重。上海以及

Chairman's Statement 董事長報告書

domestic air transportation market might resume its growth, but the transportation capacity is still far beyond its need. The impact and challenge to Shanghai and its peripheral regions by the financial crisis are obvious. However, as the World Expo 2010 Shanghai is drawing near, this creates new opportunities for the Group. In 2009, the Group's operating target is to achieve the total traffic volume of 8,170 million tonne-kilometers, passenger traffic volume of 42.80 million, cargo and mail traffic volume of 950 thousand tonnes, passenger load factor of 73% and freight load factor of 62.3%.

周邊地區受金融危機的影響和衝擊尤為顯著。但隨著二零一零年上海世博會的臨近，將為本集團帶來新的機遇。本集團二零零九年的生產目標是實現運輸總周轉量81.7億噸公里，旅客運輸量4,280萬人次，貨郵運輸量95萬噸，實現客座率73%、載運率62.3%。

In view of the current operating environment and the Group's position, the Group will focus on the following aspects in 2009:

針對當前所面臨的市場經營環境及本集團的實際情況，本集團二零零九年將做好以下幾方面工作：

1. **Implement five major strategies such as hub networking, brand management, informatization, alliance cooperation and sophisticated management:**

   The Company will establish Shanghai complex hub, Xi'an and Kunming regional hubs, centralise the resources such as routes and capacity to the hub markets, increase the market share of the hub markets and key markets and form a control over the market; benchmark with world-renowned airlines, refine the service concept, and create its service brand name; formulate and improve the IT infrastructure, expedite the establishment of various IT systems; recruit the Chief Information Officer from around the world and upgrade management through technical upgrade; strengthen and deepen the strategic and business cooperation with other enterprises comprehensively, introduce strategic investors when appropriate, expedite the joining of airlines alliance, and promote organizational and work flow reconstruction, fully realize the sophisticated management in terms of production, operation and safety.

1、 **實施樞紐網絡、品牌經營、信息化、聯盟合作以及精細管理五大戰略：**

   把上海建設成為複合樞紐、把西安和昆明建設為區域樞紐。航線、運力等資源向樞紐市場集中，增加在樞紐市場、重點市場的份額，形成市場話語權；以世界優秀航空公司為目標，提煉服務理念，建立東航的服務品牌；制定和完善IT建設規劃，加快IT系統的建設，全球招聘首席信息官，通過技術升級帶動管理升級；加強和深化與其他企業的戰略和業務合作，適時引進戰略投資者，加快推進加入航空聯盟工作；推進組織和流程再造等工作，在生產、經營、安全等方面全面實現精細管理。

Chairman's Statement 董事長報告書

2. Cost-effectiveness measures:

   The Company will strictly control its transportation capacity growth and optimize its fleet structure while implementing a thorough reduction in investments, labor costs and other costs and expenses, streamline the fixed assets and utilize those non-performing assets, optimize market and enhance marginal contribution.

3. Strengthen market control and marketing capability:

   The Company will strengthen its market research and enhance its market anticipation capability; optimize its transportation capacity, focus on key routes and profitable routes; promote the route revenue management system and improve the accuracy of its marketing strategies; strengthen the establishment of information system and electronic commerce platform; spare great efforts to develop the marketing of major customers and frequent travelers; take the opportunity of World Expo to boost sales.

4. Stringent control over capital expenditure:

   Given the adverse external environment and internal resources available, the Company will strictly manage its capital expenditure and reduce some of its equity investments.

On behalf of the board of directors of the Company (the "Board"), I would like to express my gratitude to all of the shareholders.

Liu Shaoyong
Chairman

Shanghai, the PRC
15 April 2009

2、 降本增效措施：

嚴格控制運力增長，優化機隊結構；全面壓縮投資；全面壓縮人工成本；全面壓縮成本費用；梳理固定資產，盤活存量資產；優化市場，增加邊際貢獻。

3、 強化市場控制及營銷能力：

強化市場研究，提高市場預判能力；優化運力投入，向重點航線、盈利航線集中；推廣航線收益管理系統，提高銷售策略準確度；加強信息系統和電子商務平台建設；大力發展大客戶營銷和常旅客營銷；抓好世博營銷。

4、 嚴格控制資本支出：

考慮到不利的外部環境以及內部資金狀況，本公司將嚴格控制資本開支，同時，減少部分股權投資。

最後，本人謹代表本公司董事會(「董事會」)向諸位股東表示誠摯的謝意。

劉紹勇
董事長

中國上海
二零零九年四月十五日

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

In 2008, the Group operated approximately 6,090 scheduled flights per week, serving a total of 21 countries including 134 domestic and foreign cities, as well as 423 passenger routes and 16 cargo routes. The passenger routes included 332 domestic routes, 75 international routes and 16 Hong Kong and Macao routes, while the cargo routes included one domestic route, 14 international routes and one Hong Kong and Macao route. In addition, the Group also operated five passenger routes and one cargo route in its frequent charter flights between mainland China and Taiwan. In 2008, the Group added a total of 19 aircraft to its fleet, including the purchase of one A320 aircraft and the finance lease of seven A320 aircraft, five A321 aircraft, one A330-200 aircraft, three A330-300 aircraft, one B737-700 aircraft and one B737-800 aircraft and surrendered the lease of two aircraft, including one B737-300 aircraft and one B747F aircraft. As at 31 December 2008, the Group operated a fleet of 240 aircraft, including 214 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

二零零八年，本集團每週經營定期航班約6,090班次，通航21個國家，服務於國內外共134個城市，客運航線423條，貨運航線16條，其中國內客運航線332條、貨運航線1條，國際客運航線75條、貨運航線14條，港澳客運航線16條、貨運航線1條。此外，本集團還經營台灣常態化包機客運航線5條、貨運航線1條。二零零八年內本集團新引進飛機共19架，包括購買1架A320型飛機，融資租賃7架A320型飛機、5架A321型飛機、1架A330-200型飛機、3架A330-300型飛機、1架B737-700型飛機、1架B737-800型飛機；退租飛機2架，包括1架B737-300型飛機、1架B747F型飛機。截至二零零八年十二月三十一日，本集團共運營240架飛機，包括214架100座以上的噴氣式客機和11架噴氣式貨機。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

The following table sets forth details of our operating fleet as of 31 December 2008:

下表列出了截至二零零八年十二月三十一日本集團機隊的詳細資料：

		Number of aircraft for the year ended 31 December 2008 截至二零零八年十二月三十一日機隊數目 Method of Introduction 引進方式		
No. 數目	Model 機型	Self-owned and under finance leases 自購及融資租賃	Under operating leases 經營租賃	Subtotal 小計
1	A340-600	5		5
2	A340-300	5		5
3	A330-300	8	7	15
4	A330-200	2	3	5
5	B737-700	17	15	32
6	B737-800		8	8
7	A320	47	26	73
8	A319	5	10	15
9	A321	15		15
10	B767-300	3		3
11	MD-90	9		9
12	B737-300	16	6	22
13	CRJ-200	5		5
14	EMB-145LR	10		10
15	A300-600R (passenger aircraft)(客機)	7		7
16	A300-600R (cargo aircraft)(貨機)	3		3
17	MD-11F		6	6
18	B747-400ER	2		2
	Total 合計	159	81	240
	Proportion 比例	66.25%	33.75%	100%

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with International Financial Reporting Standards ("IFRS") that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Operational Revenues

Our revenues decreased by 3.43% from RMB42,534 million in 2007 to RMB41,073 million in 2008 (net of the applicable PRC business tax). Compared to the same period in 2007, the Group's total traffic volume decreased by 6.42% to 7,219 million tonne-kilometers in 2008. Traffic revenues decreased by RMB1,819 million to RMB38,844 million, representing a 4.47% decrease compared to the same period in 2007. The decrease was mainly due to the decline in demand for global air transportation due to the financial crisis in 2008, and a series of natural disasters and unexpected incidents, which weakened the demand for domestic travel and transportation and reduced the incentive for foreign travellers to visit China.

The Group's passenger revenues amounted to RMB33,486 million in 2008, representing a decrease of 4.81% over the same period in 2007, and accounting for 86.21% of the Group's total traffic revenues in 2008. The volume of passenger traffic was 53,785 million passenger-kilometers, representing a 5.94% decrease compared to the same period in 2007.

The Group's domestic passenger traffic volume (excluding passenger traffic volume in Hong Kong, Macao and Taiwan routes) was 35,352 million passenger-kilometers, representing a 0.39% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 1.70% to RMB21,389 million, accounting for 63.87% of the Group's passenger revenues. The decrease was mainly due to a series of catastrophic natural disasters and unexpected incidents, coupled with the increasing impact of the global financial crisis on the PRC economy, which resulted in a rapid decline in demand on the domestic air transportation market. However, because the 2008 Olympic Games and other large-scale events were held in China, the number of passengers carried did not decrease significantly and the passenger-kilometers yield on domestic routes remained the same as last year. The Group's domestic passenger traffic capacity increased by 3.08% compared to the same period in 2007.

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際會計準則編製的、經審核的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際會計準則編製的、經審核的財務報表。

經營收入

本集團的收入由二零零七年的人民幣425.34億元減少至二零零八年的人民幣410.73億元，減少了3.43%。該等收入已扣除營業稅。二零零八年，本集團完成總周轉量72.19億噸公里，比二零零七年同期減少6.42%；運輸收入達人民幣388.44億元，比二零零七年同期減少了人民幣18.19億元，減少4.47%。減少的主要原因是二零零八年金融危機導致全球航空運輸需求下滑，以及連續發生的自然災害和突發事件等造成了國內旅遊線運輸需求下降和國外旅客入境意願的下降。

二零零八年，客運收入為人民幣334.86億元，比二零零七年同期減少了4.81%，佔本集團二零零八年度運輸收入總數的86.21%；客運量為537.85億客公里，比二零零七年同期減少5.94%。

國內（不含港澳台航線）客運量為353.52億客公里，比二零零七年同期減少0.39%；收入為人民幣213.89億元，比二零零七年同期減少1.70%，佔客運收入的63.87%。減少的主要原因是國內接連出現了重大自然災害和突發事件，同時全球金融危機對中國經濟的衝擊不斷加大，導致國內航空運輸市場需求出現迅速下滑，但因為二零零八年中國舉辦奧運與其他大型活動而使得載客人數下降並不顯著，客運人公里收益也持平。全年國內客運能力比二零零七年同期增長了3.08%。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

The passenger traffic volume on the Group's regional routes (Hong Kong, Macao and Taiwan routes) was 3,058 million passenger-kilometers, representing a 7.47% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 8.36% to RMB1,963 million, accounting for 5.86% of the Group's passenger revenues. The decrease was mainly due to intensified competition and reduced capacity which led to a decrease in revenue per passenger-kilometer on the Hong Kong routes, which accounted for the largest proportion among the regional routes. The passenger traffic capacity on the Group's regional routes decreased by 10.10% compared to the same period in 2007.

地區(港澳台)航線客運量達30.58億客公里，比二零零七年同期減少7.47%；收入為人民幣19.63億元，比二零零七年同期減少8.36%，佔客運收入的5.86%。減少的主要原因是佔地區航線比重最大的香港航線競爭加劇，運力投放下降，客公里收益有所下降。地區航線客運能力比二零零七年同期減少10.10%。

The Group's international passenger traffic volume was 15,375 million passenger-kilometers, representing a 16.38% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 10.15% to RMB10,134 million, accounting for 30.26% of the Group's passenger revenues. The decrease was mainly due to the decline in demand as a result of the global financial crisis, as a result of which the Group had to reduce the number of flights on long-distance routes to Europe and USA as well as the Korean routes, and the decrease in revenue as a result of fluctuations of exchange rates. The passenger traffic capacity on international routes decreased by 10.06% compared to the same period in 2007.

國際客運量達153.75億客公里，比二零零七年同期減少16.38%；收入為人民幣101.34億元，比二零零七年同期減少10.15%，佔客運收入的30.26%。減少的主要原因是由於受全球金融危機影響需求下降，本集團削減了歐洲、美國等長航線及韓國航線的航班數量，以及受匯率變化影響造成收入下降。國際航線客運能力比二零零七年同期減少10.06%。

The Group's cargo and mail traffic volume was 2,420 million tonne-kilometers, representing a 7.42% decrease compared to the same period in 2007. Compared to the same period in 2007, the cargo and mail traffic revenues decreased by 2.32% to RMB5,358 million, accounting for 13.80% of the Group's total traffic revenues in 2008. The signing of the Air Rights Agreement between China and the United States and the Trade in Services Agreement between China and six ASEAN countries in July 2007 removed the restrictions on China's entry into foreign freight markets, which boosted the growth in revenues in the first half of the year. However, the import and export trading demand was largely inhibited due to the global financial crisis in the second half of the year, leading to a decline in traffic volume on principle routes, such as the United States and Europe routes, where the traffic volume decreased by 20% and 11%, respectively, compared to the same period in 2007.

貨郵運輸量為24.20億噸公里，比二零零七年同期減少7.42%，貨郵運輸收入為人民幣53.58億元，比二零零七年同期減少2.32%，佔本集團二零零八年度運輸收入總數的13.80%。雖然由於中美以及中國與東盟六國於二零零七年七月新簽訂了航權協議和服務貿易協定，該協定解除了中國貨運進入國外運輸市場的限制，從而導致上半年收入的增長，但下半年世界金融危機導致貿易進出口需求明顯受到抑制，主要航線如美國和歐洲航線的運輸量於下半年較二零零七年同期下降20%和11%。

Operating expenses

Compared to the same period in 2007, the Group's total operating costs increased by 32.49% to RMB56,828 million.

Expenditure on aviation fuel was RMB18,488 million, representing an increase of 22.30% compared to the same period in 2007. This was mainly due to a substantial increase in average price of aviation fuel compared to the same period in 2007. However, the Group utilized more fuel efficient A330 and A321 aircraft and reduced the flying hours of A340 and other aircraft which required higher fuel consumption, contributing to the overall decrease in aviation fuel consumption. The Group's total aviation fuel consumption in 2008 was approximately 2.41 million tonnes, representing a decrease of 5.49% compared to the same period in 2007. In 2008, the expenditure on aviation fuel accounted for 32.53% of the Group's total operating costs.

Changes in financial derivatives fair value through profit or loss resulted in a loss of RMB6,401 million, compared to an income of RMB84 million during the same period in 2007. The difference was mainly due to sharp fluctuations in international oil prices in 2008, which plunged rapidly after their historical high in July. In 2008, the fair value movements of financial derivatives charged to the income statement accounted for 11.26% of the Group's total operating costs, please refer to note 8 of the Financial Statements for more details.

Takeoff and landing charges were RMB5,280 million, representing an increase of 2.04% compared to the same period in 2007, mainly attributable to the increased number of the flights of the aircraft with higher take-off and landing charges in 2008. Furthermore, the 《民航機場收費改革實施方案》(民航發[2007]159號) (Civil Aviation Airport Charges Reform Implementation Plan (Min Hang Fa [2007] No. 159)) issued by the Civil Aviation Administration of China and the PRC National Development and Reform Commission in 28

營運開支

二零零八年本集團總營運成本達人民幣568.28億元，比二零零七年同期增加32.49%。

航油支出為人民幣184.88億元，比二零零七年同期增長22.30%。增長的主要原因是平均油價較二零零七年同期大幅上升。但本集團更多地利用油耗較低的A330及A321飛機，減少了A340等油耗較高的飛機的飛行小時，因此總體航油消耗量下降。二零零八年本集團共計消耗航油量約241萬噸，比二零零七年同期減少5.49%。二零零八年，航油支出佔本集團總營運成本的32.53%。

衍生工具公允價值變動損益，損失人民幣64.01億元，二零零七年同期為收益人民幣0.84億元，主要原因是二零零八年國際油價大幅波動，自七月份創出歷史新高後迅速下滑。二零零八年，衍生工具公允價值變動損益支出佔本集團總營運成本的11.26%(詳見財務報表註釋8)。

飛機起降費為人民幣52.80億元，比二零零七年同期增長2.04%，主要是由於二零零八年度本集團起降費率較高飛機的起降架次有所增加，且二零零七年十二月二十八日，中國民用航空總局、中華人民共和國國家發展和改革委員會發布《民航機場收費改革實施方案》(民航發【2007】159號)並自二零零八年三月一日起實施，收費政策

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

December 2007 came into effect on 1 March 2008. Despite reduced charges on international routes according to the policy, the passenger service fee level was substantially increased, leading to a considerable increase in the aircraft take-off and landing unit charges.

雖調低了國際航線費，但大幅提高旅客服務費水平，從而導致飛機起降費單價有一定幅度的上升。

Depreciation and amortization was RMB4,782 million, representing an increase of 1.31% compared to the same period in 2007, mainly due to the expansion of the scale of the Group's operations and an increase in the number of aircraft.

折舊及攤銷費為人民幣47.82億元，比二零零七年同期增長1.31%，主要是由於本集團運營規模擴大，飛機數量增加。

Wages, salaries and benefits expenses amounted to RMB4,545 million, representing an increase of 5.04% compared to the same period in 2007. This was primarily due to the increase in the number of staff from 40,477 in 2007 year end to 44,153 in 2008 year end, as the Group continued to expand its core businesses. However, the Group experienced a substantial decline in operating performance in 2008 and, accordingly, the payments of staff performance bonus were reduced compared to the same period in 2007.

工資、薪金及福利支出為人民幣45.45億元，比二零零七年同期增長5.04%，主要是由於員工人數隨本集團主營業務規模擴大而增長，由二零零七年十二月三十一日的40,477人增加到二零零八年十二月三十一日的44,153人。但二零零八年本集團的經營業績大幅度下滑，員工的績效獎金較二零零七年同期減少。

Office, administration and other operating expenses were RMB3,924 million, representing an increase of 6.28% over the same period in 2007, primarily due to the increase in overseas crew expenses, office expenses, travel expenses, value added tax and custom duty of the operating lease, maintenance expenses and handling fees of financial institutions under the Group's business expansion.

辦公、管理及其他營業支出為人民幣39.24億元，比二零零七年同期上升6.28%，主要是因為隨本集團規模擴大，機組駐外費用、辦公費、差旅費、經營租賃關增税、維修費和金融機構手續費的增加。

Maintenance costs amounted to RMB3,273 million, representing an increase of 36.83% over the same period in 2007. This was mainly due to an increase in aircraft overhaul expenses, a substantial increase in the number of engines under operating leases sent for overhaul in 2008 compared to the same period in 2007 and an increase in repair and maintenance provision relating to the surrender of aircraft under operating leases which will be expired and surrendered in 2009.

飛機維修費為人民幣32.73億元，比二零零七年同期增加36.83%，增加的主要原因是由於本集團二零零八年飛機大修費用增加，經營性租賃發動機送修數量較二零零七年同期大幅增加以及為二零零九年到期退租的經營租賃飛機退租檢修準備計提增加。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

Aircraft operating lease expenses were RMB2,735 million, representing a decrease of 4.07% over the same period in 2007. This was mainly due to the expiry of operating leases of certain aircraft in 2007 and appreciation of the Renminbi against the US dollar.

Impairment losses for assets amounted to RMB2,977 million, mainly attributable to the Group's impairment provision for goodwill and certain aircraft models which are with relatively lower operation efficiency and which management intend to retire in the near future. Please refer to note 10 to the Financial Statements for more details.

Selling and marketing expenses were RMB1,563 million, representing a decrease of 13.43% over the same period of 2007. This was mainly due to the decrease in agency business handling fees and distribution system service fees as a result of the decrease in the number of passengers carried as well as the decrease in overseas distribution system fees as a result the depreciation of the US dollar against the Renminbi.

Food and beverage expenses were RMB1,321 million, representing an increase of 7.35% compared to the same period in 2007. This was mainly due to an approximately 14% increase of the 2008 food price index compared to the same period in 2007, which resulted in price increases imposed by certain catering suppliers, and an improvement in business and first class catering standards due to the Group's initiatives to develop premium international routes and brand image by formulating different catering packages for different routes and classes. However, this expenditure was partially offset by the decrease in the numbers of passengers caused by the macroeconomic environment. The number of passengers carried decreased by 4.93% from approximately 39,161.4 thousand in 2007 to approximately 37,231.5 thousand in 2008.

飛機經營性租賃費用為人民幣27.35億元，比二零零七年同期減少4.07%，主要原因是由於部分飛機租期於二零零七年到期歸還以及人民幣相對美元升值因素影響。

資產減值損失為人民幣29.77億元，主要原因是由於本集團對商譽及若干運營效益較差並計劃於短期內退役的機型及相關資產進行了減值測試並計提了相應的減值準備。(詳見財務報表註釋10)。

銷售及市場費用為人民幣15.63億元，比二零零七年同期減少13.43%，主要是由於承運旅客數量降低相應代理業務手續費減少及分銷系統服務費減少，以及美元對人民幣匯率貶值導致支付給國外分銷系統費用下降。

航空餐食供應支出為人民幣13.21億元，比二零零七年同期增長7.35%，上升的主要原因是二零零八年食品類物價指數比二零零七年同期增長約14%導致部分配餐供應商調整了供應價格，以及本集團為打造國際精品航線，樹立品牌形象，針對不同的航線和艙位製定了不同的餐食方案，相對提高了公務艙和頭等艙的餐食標準，但該項支出由於受到宏觀經濟形勢的影響導致乘客人數下降而部分抵消。載運旅客人次由二零零七年的約3,916.14萬人次下降到二零零八年的約3,723.15萬人次，降幅為4.93%。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China amounted to RMB770 million, representing a decrease of 1.51% compared to the same period in 2007, which was primarily due to a decrease in the Group's overall flying mileage and number of international and regional flight take-off and landing in 2008 compared to the same period in 2007.

上繳中國民航局的民航基礎設施建設基金為人民幣7.70億元，比二零零七年同期減少1.51%，主要是因為本集團二零零八年總飛行里程和國際與地區航線飛機起降架次較二零零七年同期有所減少。

Other operating leases rentals amounted to RMB369 million, representing an increase of 26.09% over the same period in 2007, which was mainly due to the rentals of the newly leased premises for passenger traffic and freight transport businesses at the Shanghai Pudong Airport.

其他經營性租賃租金為人民幣3.69億元，比二零零七年同期增加26.09%，增加的主要原因是由於新增上海浦東機場客、貨運業務用地租賃。

Ground services and other charges were RMB269 million, representing an increase of 19.78% over the same period in 2007, mainly due to the expansion of the Company's logistics business.

地面服務及其他費用為人民幣2.69億元，比二零零七年同期增長19.78%，主要是由於本公司物流業務增加。

Insurance premiums amounted to RMB132 million, representing a decrease of 7.09% over the same period in 2007, mainly due to appreciation of Renminbi against US dollars, resulting in the decrease in the payment of insurance premium in, and reduction in insurance premium rates.

保險費用為人民幣1.32億元，比二零零七年同期減少7.09%，主要是由於二零零八年人民幣對美元滙率升值，使外幣保險費支付數下降以及保險費率下降。

Other Operating Income and other gains

其他營業收入及其他淨收益

The Group's other operating income and other gains primarily includes government subsidies and income from disposal of aircraft and relevant assets. Other operating income and other gains increased from RMB488 million in 2007 to RMB672 million in 2008, primarily due to income derived from the disposal of aircraft and relevant assets of RMB267 million in 2008. There is no such income in 2007.

本集團的其他營業收入及其他淨收益主要為政府補貼及處置飛機及相關資產收益。其他營業收入及其他淨收益由二零零七年的人民幣4.88億元增加至二零零八年的人民幣6.72億元。增加的主要原因是二零零八年處置飛機及相關資產收入人民幣2.67億元，二零零七年無該項收入。

Finance Costs

In 2008, the Group's finance costs were RMB2,328 million, primarily due to the interest expense of RMB1,945 million on loans from banks and other financial institutions, representing an increase of 19.40% from that in 2007, and the interest expense of RMB651 million on finance lease obligations, representing a decrease of 11.07% from that in 2007. Finance revenue was RMB2,062 million.

財務費用

二零零八年，本集團財務費用為人民幣23.28億元，主要是由於銀行及其他金融機構貸款利息人民幣19.45億元，較二零零七年增加19.40%，融資租賃負債利息人民幣6.51億元，較二零零七年減少11.07%。財務收入為人民幣20.62億元。

Operating Profit/(Loss)

As a result of the above, the Group's loss attributable to shareholders for the year ended 31 December 2008 was RMB15,269 million.

經營利潤／(虧損)

綜上所述，本集團截至二零零八年十二月三十一日年度股東應佔虧損額為人民幣152.69億元。

Liquidity and Capital Structure

As of 31 December 2007 and 2008, the Group's cash and cash equivalents amounted to RMB1,655 million and RMB3,451 million respectively. In 2007 and 2008, the net cash generated from the Group's operating activities amounted to RMB3,080 million and RMB2,856 million respectively. In 2007 and 2008, the net cash used in the Group's investment activities amounted to RMB1,756 million and RMB925 million respectively. In 2007, the net cash outflow from the Group's financing activities was RMB1,640 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash outflow from the Group's financing activities in 2008 was RMB92 million, mainly from the net impact of inflow from bank loans and repayment of bank loans, finance lease and interests.

The Group generally operates with net current liabilities. As at 31 December 2008, the Group's current liabilities exceeded its current assets by RMB43.458 billion.

流動資金狀況與資本結構

截至二零零七年和二零零八年十二月三十一日，本集團的現金及現金等值分別為人民幣16.55億元和人民幣34.51億元。二零零七年和二零零八年本集團業務營運所產生的現金淨額分別為人民幣30.80億元和人民幣28.56億元。二零零七年和二零零八年本集團投資所用的現金淨額分別為人民幣17.56億元和人民幣9.25億元。二零零七年本集團融資所用現金淨額為人民幣16.40億元，主要用作償還長期貸款、融資租賃及短期貸款。而二零零八年本集團融資流出現金淨額為人民幣0.92億元，主要來自獲得銀行貸款和償還銀行貸款、融資租賃及利息的淨影響。

本集團通常有流動淨負債。於二零零八年十二月三十一日，本集團的流動債務超過流動資產達人民幣434.58億元。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

As of 31 December 2007 and 2008, the total amount of the Group's short-term loans were RMB15,189 million and RMB19,474 million, respectively, and the Group's long-term loans were RMB14,675 million and RMB15,628 million, respectively. As of 31 December 2007, the Group's long-term loans payable within two years, from three to five years and beyond five years were RMB9,232 million, RMB4,217 million and RMB1,226 million, respectively, as compared to RMB11,187 million, RMB3,666 million and RMB775 million, respectively, as of 31 December 2008.

截至二零零七年和二零零八年十二月三十一日，本集團的短期貸款分別為人民幣151.89億元和人民幣194.74億元。同期的長期貸款分別為人民幣146.75億元和人民幣156.28億元。截至二零零七年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的長期貸款分別為人民幣92.32億元、人民幣42.17億元以及人民幣12.26億元，而截至二零零八年十二月三十一日的這些長期貸款分別為人民幣111.87億元、人民幣36.66億元以及人民幣7.75億元。

The Group's lease obligations as of 31 December 2007 and 2008 were RMB16,452 million and RMB20,809 million, respectively. As of 31 December 2007, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB4,113 million, RMB4,205 million and RMB8,134 million, respectively, as compared to RMB3,933 million, RMB6,203 million and RMB10,673 million, respectively, as of 31 December 2008.

截至二零零七年和二零零八年十二月三十一日，本集團的融資租賃債務分別為人民幣164.52億元和人民幣208.09億元。截至二零零七年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣41.13億元、人民幣42.05億元以及人民幣81.34億元，而截至二零零八年十二月三十一日的這些租賃債務分別為人民幣39.33億元、人民幣62.03億元以及人民幣106.73億元。

The Group generally finances its purchase of aircraft through leases and bank loans secured by its assets. As of 31 December 2008, the total value of the Group's mortgaged assets amounted to RMB8,723 million, a decrease of 11.58% from RMB9,865 million as at the end of 2007.

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零零八年十二月三十一日，本集團抵押資產值為人民幣87.23億元，與二零零七年末的人民幣98.65億元相比減少了11.58%。

CAPITAL EXPENDITURES

We expect our capital expenditures for aircraft and related equipment, including deposits, through 2015 to be in aggregate approximately RMB52,534 million, including RMB8,852 million in 2009 and RMB13,174 million in 2010, in each case subject to contractually stipulated increases or any increase relating to inflation. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2009. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

資本開支

直至二零一五年，公司預計的飛機及飛行設備的資本開支，包括訂金，預計為總數大約人民幣525.34億元，其中預計二零零九年為人民幣88.52億元，二零一零年為人民幣131.74億元。上述各款項均可能因合同規定或物價指數的變化而上調。本集團將在二零零九年繼續興建在浦東國際機場的基地，購置維修設備和其他產業設施，也需使用一定資金。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述其他資金要求。

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表註釋2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的情況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論如下：

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and the key assumption which are disclosed in Note 18(a).

(b) Revenue recognition

The Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(f) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the Sales in advance of carriage account ("SIAC") and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(a) 預計物業、機器及設備和無形資產減值

根據財務報表註釋2(n)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐定。該使用價值是根據經管理層批准的未來財務預算及相關假設計算所得(見財務報表註釋18(a))。

(b) 收入的確認

根據財務報表註釋2(f)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售機位進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的損益表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

(c) Frequent flyer programme

The Company operates a frequent flyer programme called "Eastern Miles" that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits. Any remaining unutilised benefits are recognised as deferred revenue.

(d) Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

(e) Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(c) 常旅客計劃

本公司擁有名為「東方萬里行」的常旅客計劃，該常旅客計畫將根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。本公司根據歷史積分的兑換情況估計未來積分的兑換率，並且根據該兑換率估算所需遞延的收入金額。所有尚未使用的積分價值均確認為遞延收入。

(d) 與飛機及發動機大修相關的替換件的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

(e) 經營性租賃飛機及發動機的退租檢修準備

經營性租賃飛機及發動機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔及退租時可能發生的修理費用進行估計。這些估計在相當大程度上是根據過去相同或類似飛機及發動機型號的退租經驗、實際發生的大修費用，以及飛機及發動機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

(f) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

(f) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如財務報表註釋2(w)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見財務報表註釋36。

(g) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(k) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(g) 遞延稅項

根據財務報表註釋2(k)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

Risk Analysis

- Business Continuity

The Group's accumulated losses were approximately RMB18.082 billion as at 31 December 2008; its current liabilities exceeded its current assets by approximately RMB43.458 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the Board have taken active steps to seek additional sources of finance and improve the Group's liquidity position. At 31 December 2008, the Group had total undrawn credit facilities of RMB13.5 billion from certain banks. Since 31 December 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 47 – "Post balance sheet events" to Financial Statements for details). The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to China Eastern Air Holding Company ("CEA Holding"), the Company's shareholder, and CES Global Holding (Hong Kong) Limited ("CES Global"), a wholly owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meeting held on 26 February 2009 (see Note 47 – "Post balance sheet events" to Financial Statements for details).

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group's history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due.

風險分析

- 持續經營

截至二零零八年十二月三十一日，本集團的累計虧損約為人民幣180.82億元，流動負債超過流動資產約人民幣434.58億元，同時負債總額超過資產總額約人民幣126.40億元。

董事會已積極採取措施應對上述情況，不斷尋求新的融資渠道以改善本集團的流動資金狀況。截至二零零八年十二月三十一日，本集團已簽約但尚未使用的銀行授信額度約為人民幣135億元。於二零零八年十二月三十一日後，本公司又自各大銀行和金融機構累計獲得人民幣360億元的授信額度(詳見財務報表註釋47 — 資產負債表日後事項)。基於以往的經驗，董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。此外，關於本公司向本公司股東 — 中國東方航空集團公司(「東航集團」)及東航集團全資附屬公司 — 東航國際控股(香港)有限公司(「東航國際」)定向增發累計總值約人民幣70億元股票的方案，已於二零零九年二月二十六日舉行的股東特別大會上通過(詳見財務報表註釋47 — 資產負債表日後事項)。

鑒於上述取得的額外授信額度、獲准的股票增發方案，以及本集團獲取融資的記錄、與各大銀行及金融機構的良好合作關係，董事會認為本集團可以繼續獲取足夠的融資來源，以保證經營以及償還到期債務所需的資金。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

- Liquidity Risk

  The Group obtains sufficient working capital through business operations and short-term bank loans. The Group's primary cash requirements were related to the acquisition and upgrading of its aircraft and flight equipment as well as debt repayment. The Group generally finances its purchase of aircraft through finance leases and bank loans. Due to the fickle nature of the industry, the Group obtains its flexible fund-raising measures through maintaining the committed credit facilities. For years, the Group has arranged, and believes it will be able to continue to arrange, sufficient credit facilities from domestic banks or foreign-invested banks in China to finance its future capital expenditure and fulfill its daily operating requirements.

- 流動資金風險

  本集團通過運營業務和銀行短期貸款取得足夠的營運資金。本集團的基本現金需求是購買及改良飛機及飛行設備的用款，以及支付有關債項的用款。本集團通常以融資租賃和銀行貸款的方式來購買飛機。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金。

- Interest Rate Fluctuation Risk

  The Group's total interest-bearing liabilities as of 31 December 2007 and 2008 were RMB46,316 million and RMB55,910 million respectively (including long-term and short-term loans and finance leases payable), of which short-term liabilities accounted for 45.42% and 50.85% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

  The Group's interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2007 and 2008, the Group's liabilities denominated in US dollars accounted for 70.42% and 58.04% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 27.05% and 41.56% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates significantly affected the Group's financing costs.

- 利率變動風險

  截至二零零七年和二零零八年十二月三十一日，本集團帶息債務總額為人民幣463.16億元及人民幣559.10億元（包括長短期借款和應付融資租賃款），其中，短期債務的比例分別為45.42%及50.85%，長期帶息債務中亦有部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

  本集團帶息債務以美元及人民幣債務為主。截至二零零七年和二零零八年十二月三十一日，本集團美元債務佔債務總額的比例分別為70.42%和58.04%，人民幣債務佔債務總額的比例分別為27.05%和41.56%。美元以及人民幣利率的變化對本集團財務成本的影響較大。

- Exchange Rate Fluctuation Risk

  Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

  The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2008, the Group's total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB32,674 million, of which the US dollar liabilities accounted for 99.32%. Therefore, in the circumstances with large fluctuation in exchange rate, the exchange loss arising on the translation of foreign currency denominated liabilities shall be greater, which shall affect the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2008, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$121 million (31 December 2007: US$33 million), which will be expired between 2009 and 2017.

- 匯率波動風險

  自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

  本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目（購買或租賃飛機）大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。截止二零零八年十二月三十一日，本集團外幣帶息債務總額折合人民幣為326.74億元，其中美元負債的比例為99.32%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兌損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元或買入美元。截至二零零八年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元1.21億元（二零零七年十二月三十一日為美元0.33億元），並將於二零零九年至二零一七年間期滿。

Review of Operations and Management's Discussion and Analysis 業務回顧及管理層的討論與分析

The Group recorded a decrease in net exchange gains during the reporting period. As of 31 December 2007 and 2008, the Group's exchange gains were RMB2,023 million and RMB1,958 million respectively. Due to the large value of existing net foreign currency liabilities, the Group's results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

報告期內本集團匯兑淨收益有所下降。截至二零零七年和二零零八年十二月三十一日本集團匯兑收益分別為人民幣20.23億元和人民幣19.58億元。由於大量外幣淨負債的存在，若未來人民幣兑美元貶值或者人民幣兑美元升值速度減緩，將對本集團業績產生負面影響。

- Fuel Hedging Risk

In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, the Group reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2007 and 2008, the Company hedged 34.20% and 41.58% of its annual fuel consumption respectively.

- 航油套期保值業務的風險

為控制航油成本，本集團進行了航油套期保值交易，交易品種是以美國WTI原油和新加坡航空燃油等為基礎資產的金融衍生產品。在航油價格持續上升的情況下，本集團通過多種金融衍生工具降低航油採購價格波動的影響。於二零零七年和二零零八年，本公司套期實際交割量佔年度航油消耗的比例分別為34.20%和41.58%。

The breakdowns of the Group's fuel cost are as follow:

本集團航油成本的分項數字如下：

		2008 **二零零八年** **In RMB millions** **人民幣百萬元**	2007 二零零七年 In RMB millions 人民幣百萬元
Fuel cost	航油成本	**18,480**	15,237
Realized hedging losses / (profits)	實際套期交割虧損／(盈利)	**8**	(120)
Total fuel cost	航油成本總額	**18,488**	15,117
Unrealized loss/(gains) from fair value movements of the fuel hedging derivatives	航油套期合約公允價值變動虧損／(盈利)	**6,256**	(97)

The Group engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, etc., the Group locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in the Group incurring actual realised and unrealised settlement losses. For details of the principal type of aviation fuel hedging contracts entered into by the Group, please refer to the Company's announcement issued in Hong Kong dated 9 January 2009.

本集團進行航油套期保值業務目的是鎖定航油成本，本集團通過選擇合適的工具等在一定保值價格區間內鎖定成本，但倘若航油價格出現大幅波動並超出設定的價格鎖定區間，從而導致相關交易產生實際交割損失和賬面浮虧的風險。有關本集團航油套期保值期權合約採用的主要結構詳情請參閱本公司在香港刊發的日期為二零零九年一月九日的公告。

If the oil price decreased or increased by 5% compared to the closing price as at 31 December 2008, the fair value losses as at 31 December 2008 would increase or decrease by approximately RMB500 million.

倘若原油價格較二零零八年十二月三十一日的收盤價下降或上升5%，則在二零零八年十二月三十一日的公允價值損失將增加或下降約人民幣5億元。

- Policy Impact

  In 2006, the National Development and Reform Commission of the PRC (the "NDRC"), the Civil Aviation Administration of China and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. According to the 發改價格[2008]1568號文(Fa Gai Jia Ge [2008] No. 1568), the fuel surcharge standards for domestic passenger routes were adjusted from 1 July 2008. The surcharges were increased from RMB60 to RMB80 per passenger for routes less than 800 km, and from RMB100 to RMB150 per passenger for routes which are 800 km or more. Since the second half of 2008, the international crude oil prices had decreased significantly, leading the NDRC and the Civil Aviation Administration of China to release an announcement on 14 January 2009 to suspend fuel surcharges for domestic passenger routes with effect from 15 January 2009.

- 政策影響

  二零零六年中華人民共和國國家發展和改革委員會(「國家發改委」)、中國民用航空總局和中國航空運輸協會共同啟動航油價格與航空公司承運價格的聯動機制。根據發改價格【2008】1568號文，二零零八年七月一日起調整國內航線旅客運輸燃油附加收取標準，其中800公里以下航段由每位旅客人民幣60元調整為人民幣80元，800公里(含)以上航段由每位旅客人民幣100元調整為人民幣150元。鑑於二零零八年下半年來，國際原油價格大幅下調，二零零九年一月十四日，國家發改委和中國民用航空局發出通知，自二零零九年一月十五日起暫停收取國內航線旅客運輸燃油附加費。

On 28 December 2007, the Civil Aviation Administration of China and the NDRC released the Implementing Scheme for the《民航機場收費改革實施方案》(民航發[2007]159號) (Civil Aviation Airport Charges Reform Implementation Plan (Min Hang Fa [2007] No. 159)) (the "New Plan"), which was implemented on 1 March 2008. The New Plan divided airport charges into three parts: charges related to airline businesses, charges related to important non-airline items, and other non-airline charges. The charges related to airline businesses and important non-airline items shall follow the national guided prices, in which the standard prices are rarely increased, while reduction rates can be negotiated between the airport or the service provider and the users. The New Plan grants the Group the right to negotiate with the airports on the airport charges.

二零零七年十二月二十八日，中國民用航空總局、國家發改委發布《民航機場收費改革實施方案》(民航發【2007】159號)(以下簡稱「新方案」)，並自二零零八年三月一日起實施。新方案將機場收費劃分成三個部分：航空性業務收費、非航業務重要項目收費、其他非航業務收費。其中，航空性業務收費、非航業務重要項目收費實行國家指導價，收費標準基準價一般不做上浮，下浮幅度由機場或服務提供方與用戶協商確定。新方案賦予本集團與機場就機場收費進行協商的權利。

- Human Resources

As of 31 December 2008, the Group had approximately 44,153 employees, a majority of whom worked in the PRC. The Group's employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

- 人力資源

截至二零零八年十二月三十一日，本集團僱用約44,153名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

TAXATION

We are subject to income tax at the rate of 18%. Our effective tax rate, however, may be higher than the rate of 18% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 25% rather than 18%. We had carried forward tax losses of approximately RMB5,380 million and RMB11,465 million as of 31 December 2007 and 2008, which can be used to set off against future taxable income between 2009 and 2013, respectively.

稅項

本集團按18%的稅率繳付所得稅。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得稅率為25%而非18%，因此本集團的實際稅率或會高於18%。截至二零零七年及二零零八年十二月三十一日，本集團有結轉稅項虧損分別約為人民幣53.80億元及人民幣114.65億元，可用作抵銷二零零九年及二零一三年間的未來應課稅收入。

Report of Directors 董事會報告書

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2008.

董事會現提呈本集團截至二零零八年十二月三十一日止年度，經審核之財務報告。

GROUP ACTIVITIES AND RESULTS

集團業務及業績

The Company is one of the three largest air carriers in the PRC based on tonne-kilometres and number of passengers carried in 2008 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2008 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Regulations, are set out in the financial statements.

根據二零零八年噸公里總額及載運旅客人數計算，本公司是中國三家最大航空公司之一，同時也是服務於上海這一中國最大的經濟、貿易、金融中心的首要航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零零八年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報表。

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

有關本公司之主要附屬公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

The geographical analysis of the Group's revenue from its business is as follows:

下表列出本集團各地區的營業收入：

		PRC Accounting Regulations 中華人民共和國會計準則 *RMB'000* *人民幣千元*	IFRS 國際財務報告準則 *RMB'000* *人民幣千元*
Domestic	中國國內	24,810,917	24,333,387
Region (Hong Kong, Macao and Taiwan)	地區（港澳台）	2,496,303	2,474,088
International	國際	14,535,141	14,265,082
Total	總計	41,842,361	41,072,557

Report of Directors 董事會報告書

DIVIDENDS

According to the financial statements prepared in accordance with PRC Accounting Regulations, the Company incurred a net loss of RMB13,928 million for the year 2008, and the total accumulated losses of the Company as at 31 December 2008 amounted to RMB17,535 million. The Board does not recommend payment of any dividend for the financial year ended 31 December 2008.

股息

根據中華人民共和國會計準則編製的財務報表，本公司二零零八年度淨虧損為139.28億元，截至2008年12月31日止，累計虧損為175.35億元。董事會建議不派發截至二零零八年十二月三十一日止的年度股息。

SHARE CAPITAL STRUCTURE

股本結構

		Total number of Shares 股份總額	Approximate percentage of shareholding (%) 約佔股權比例(%)
1. A shares	A股		
(a) Listed shares with trading moratorium	(a) 有限售條件流通股	2,904,000,000	59.67
(b) Listed shares without trading moratorium	(b) 無限售條件流通股	396,000,000	8.13
2. H shares	H股	1,566,950,000	32.20
3. Total number of shares	股份總額	4,866,950,000	100.00

Report of Directors 董事會報告書

NUMBER OF SHAREHOLDERS

As at 31 December 2008, the total number of registered shareholders of the Company was 190,299, of which 189,464 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 835 are holders of H shares.

股東總數

於二零零八年十二月三十一日，本公司登記在冊的股東總數為190,299戶，其中A股(包括非上市國有法人股和已流通A股)股東189,464戶，H股股東835戶。

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company (the "Director") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company's senior management, had, as at 31 December 2008, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2008, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2008, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

主要股東

據本公司董事(「董事」)所知，以下為並非本公司董事、行政總裁、監事及高級管理人員、而於二零零八年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「證券及期貨條例」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「香港聯交所」)披露其於本公司的權益及／或淡倉的人士，或其他於二零零八年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零零八年十二月三十一日的其他主要股東(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))：

Report of Directors 董事會報告書

			Interest As at 31 December 2008 權益 於二零零八年十二月三十一日約佔本公司			
Name of shareholders 股東名稱	**Nature of shares held 股份類別**	**Number of shares held 所持股數**	**Approximate percentage shareholding in the Company's total issued share capital 已發行總股本的股權比例**	**Approximate percentage shareholding in the Company's total issued A shares 已發行A股總數的股權比例**	**Approximate percentage shareholding in the Company's total issued H shares 已發行H股總數的股權比例**	**Short position 淡倉**
CEA Holding 東航集團	A shares A股	4,341,375,000	89.20%	131.56%	–	–
CEA Holding *(Note 1)* 東航集團 *(附註1)*	H shares H股	1,437,375,000	29.53%	–	91.73%	–
CES Global *(Note 1)* 東航國際 *(附註1)*	H shares H股	1,437,375,000	29.53%	–	91.73%	–
HKSCC Nominees Limited *(Notes 2 to 3)* 香港中央結算（代理人）有限公司 *(附註2至3)*	H shares H股	1,540,017,139	31.64%	–	98.28%	–

Report of Directors 董事會報告書

Notes:

Based on the information available to the Directors as at 31 December 2008 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware and understand, as at 31 December 2008:

1. Such H shares were held by CES Global, in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.

2. Among the 1,540,017,139 H shares held by HKSCC Nominees Limited, 189,078,000 H shares (representing approximately 12.07% of the Company's then total issued H shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

3. Among the 1,540,017,139 H shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 90,371,770 H shares (representing approximately 5.77% of the Company's then total issued H shares). Barclays PLC was interested in the aforesaid 90,371,770 H shares in the manner as follows:

   a. 336,970 H shares (representing approximately 0.02% of the Company's then total issued H shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

   b. 4,790,000 H shares (representing approximately 0.31% of the Company's then total issued H shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

附註：

根據董事於二零零八年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零零八年十二月三十一日：

1. 該等H股是由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

2. 由香港中央結算(代理人)有限公司持有的1,540,017,139股H股中，189,078,000股H股(佔本公司當時已發行H股總數約12.07%)由中國航空(集團)有限公司以實益擁有人的身份持有，而中國航空集團公司則最終擁有中國航空(集團)有限公司100%權益。

3. 由香港中央結算(代理人)有限公司持有的1,540,017,139股H股中，Barclays PLC透過受控制法團總共持有90,371,770股H股(佔本公司當時已發行H股總數約5.77%)。Barclays PLC透過以下方式持有上述90,371,770股H股：

   a. 336,970股H股(佔本公司當時已發行H股總數約0.02%)由Barclays Global Investors Ltd以實益擁有人身份持有，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Ltd 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益；

   b. 4,790,000股H股(佔本公司當時已發行H股總數約0.31%)由Barclays Global Investors, N.A.以實益擁有人身份持有，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終全權擁有Barclays Bank PLC 100%權益；及

Report of Directors 董事會報告書

c. 85,244,800 H shares (representing approximately 5.44% of the Company's then total issued H shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

c. 85,244,800股H股（佔本公司當時已發行H股總數約5.44%）是由Barclays Global Fund Advisors以實益擁有人身份持有，而Barclays Global Investors, N.A.則控制Barclays Global Fund Advisors 100%權益，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終全權擁有Barclays Bank PLC 100%權益。

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2008, among the 1,540,017,139 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零八年十二月三十一日，在香港中央結算（代理人）有限公司持有的1,540,017,139股H股中，概無人士於本公司股份或相關股份（視情況而定）中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

00044

Report of Directors 董事會報告書

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission ("CSRC"), as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

根據中國證券監督管理委員會(「中國證監會」)的有關披露規定，報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

The 10 largest registered shareholders of the Company and their respective shareholdings

本公司前10名記名股東持股情況

	Name of shareholders 股東名稱	Increase/(Decrease) in shareholding in the year 年度內增減	Shareholding at the end of year 年末持股數量	Percentage (%) 比例 (%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1	CEA HOLDING 東航集團	-96,000,000	2,904,000,000	59.6678	listed (subject to moratorium) 已流通(限售)	Nil 無	A shares (subject to moratorium) A股(限售)
2	HKSCC NOMINEES LIMITED	-4,467,660	1,540,017,139	31.64	listed 已流通	Unknown 未知	H shares H股
3	UBS AG	3,747,047	7,347,047	0.15	listed 已流通	Unknown 未知	A shares A股
4	MORGAN STANLEY & CO. INTERNATIONAL PLC.	5,358,221	5,358,221	0.11	listed 已流通	Unknown 未知	A shares A股
5	中國銀行－嘉實滬深300指數證券投資基金	1,535,923	4,735,902	0.10	listed 已流通	Unknown 未知	A shares A股
6	融通新藍籌證券投資基金	-7,664,203	3,164,833	0.07	listed 已流通	Unknown 未知	A shares A股
7	PEY LIM CHENG	2,000,000	2,000,000	0.04	listed 已流通	Unknown 未知	H shares H股
8	WU SHUK LING OLIVIA	2,000,000	2,000,000	0.04	listed 已流通	Unknown 未知	H shares H股
9	ARSENTON NOMINEES LIMITED	1,500,000	1,500,000	0.03	listed 已流通	Unknown 未知	H shares H股
10	青島市光明總公司	1,430,098	1,430,098	0.03	listed 已流通	Unknown 未知	A shares A股

Description of any related party or concert party relationship among the 10 largest shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.

前10名股東關聯關係或一致行動的説明：本公司未知上述股東之間存在關聯關係或一致行動關係。

Report of Directors 董事會報告書

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

前十名記名流通股股東持股情況

Name of shareholders 股東名稱		Shareholding of listed stocks at the end of year 年末持有流通股的數量	Nature of shares held 種類
1.	HKSCC NOMINEES LIMITED 香港中央結算(代理人)有限公司	1,540,017,139	H shares 股
2.	UBS AG	7,347,047	A shares 股
3.	MORGAN STANLEY & CO. INTERNATIONAL PLC.	5,358,221	A shares 股
4.	中國銀行－嘉實滬深300指數證券投資基金	4,735,902	A shares 股
5.	融通新藍籌證券投資基金	3,164,833	A shares 股
6.	PEY LIM CHENG	2,000,000	H shares 股
7.	WU SHUK LING OLIVIA	2,000,000	H shares 股
8.	ARSENTON NOMINEES LIMITED	1,500,000	H shares 股
9.	青島市光明總公司	1,430,098	A shares 股
10.	中國銀行－萬家180指數證券投資基金	1,160,683	A shares 股

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

前10名流通股股東關聯關係的説明：本公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

控股股東情況介紹

There has been no change in the Company's controlling shareholder in the year.

本公司的控股股東在本年度內沒有變更。

CEA Holding is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Liu Shaoyong is the legal representative of CEA Holding. CEA Holding's scope of business includes the management of all State-owned assets and State-owned equity of its group and its investment enterprises which are formed by State investment. As at 31 December 2008, no share of the Company held by CEA Holding was pledged.

東航集團是本公司的母公司。註冊資本為人民幣2,558,441,000元，法定代表人為劉紹勇先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。截至二零零八年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

Report of Directors 董事會報告書

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2008, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities ("securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

購入、出售或贖回證券

除另披露外，於二零零八年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券（「證券」一詞的涵義見上市規則附錄十六第一條）（不計新發證券）。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. Federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on its Listing Rules, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE listing standards.

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所（「紐約交易所」）上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》（「《獨立董事指導意見》」），還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法（一九三四年）》（含其修訂）和《薩奧法案（二零零二年）》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「母國」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「母國」的企業管治規範中的差異。

Report of Directors 董事會報告書

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent Directors out of a total of ten Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十名董事中有五名為獨立董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律和香港法律皆無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Currently, the Company does not have a nominating/corporate governance committee. The Company can choose to have one but is not required to have such a committee under either the applicable PRC law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。目前本公司未設立提名／企業管治委員會。本公司可以選擇設立，但依照中國法律或香港法律並不必須設立該委員會。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指

Report of Directors 董事會報告書

addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The remuneration and appraisal committee of the Company is composed of two independent non-executive Directors and one Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。本公司的薪酬與考核委員會由兩名獨立非執行董事和一名董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other senior managers.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

優先購股權

根據本公司章程及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現在股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2008 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的資料以及就董事所知悉，董事相信本公司已於截至二零零八年十二月三十一日止年度內之所有時間維持上市規則第8.08條規定的有關適用最低上市證券百分比。

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SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

董事、監事及高級管理人員持股情況

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2008 are as follows:

本公司截至二零零八年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Li Fenghua 李豐華	Chairman 董事長	59	6,600 (Note 1) 6,600（註釋1）	Beneficial Owner 實益擁有人	June 2007-March 2009 2007.6-2009.3
Li Jun 李　軍	Vice Chairman 副董事長	56	0	–	June 2007-June 2010 2007.6-2010.6
Luo Chaogeng 羅朝庚	Director 董事	59	6,600 (Note 1) 6,600（註釋1）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Cao Jianxiong 曹建雄	Director, President 董事、總經理	50	7,656 (Note 2) 7,656（註釋2）	Beneficial Owner 實益擁有人	June 2007- March 2009 2007.6-2009.3
Luo Zhuping 羅祝平	Director, Company Secretary 董事、公司秘書	56	11,616 (Note 3) 11,616（註釋3）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Hu Honggao 胡鴻高	Independent Non-executive Director 獨立非執行董事	55	0	–	June 2007-June 2010 2007.6-2010.6
Peter Lok 樂鞏南	Independent Non-executive Director 獨立非執行董事	72	0	–	June 2007-June 2010 2007.6-2010.6
Wu Baiwang 吳百旺	Independent Non-executive Director 獨立非執行董事	66	0	–	June 2007-June 2010 2007.6-2010.6
Zhou Ruijin 周瑞金	Independent Non-executive Director 獨立非執行董事	70	0	–	June 2007-June 2010 2007.6-2010.6
Xie Rong 謝　榮	Independent Non-executive Director 獨立非執行董事	57	0	–	June 2007-June 2010 2007.6-2010.6

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Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest 所持本公司流通A股股數－個人權益	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期
Liu Jiangbo 劉江波	Chairman of the Supervisory Committee 監事會主席	59	0	–	June 2007-June 2010 2007.6-2010.6
Xu Zhao 徐 昭	Supervisor 監事	40	0	–	June 2007-June 2010 2007.6-2010.6
Wang Taoying 王桃英	Supervisor 監事	56	0	–	June 2007- March 2009 2007.6-2009.3
Yang Jie 楊 潔	Supervisor 監事	39	6,600 (Note 1) 6,600（註釋1）	Beneficial Owner 實益擁有人	June 2007- March 2009 2007.6-2009.3
Liu Jiashun 劉家順	Supervisor 監事	52	3,960 (Note 4) 3,960（註釋4）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Ma Xulun 馬須倫	President 總經理	45	0	–	December 2008-June 2010 2008.12-2010.6
Zhang Jianzhong 張建中	Vice President 副總經理	54	0	–	June 2007-June 2010 2007.6-2010.6
Li Yangmin 李養民	Vice President 副總經理	46	3,960 (Note 4) 3,960（註釋4）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Fan Ru 樊 儒	Vice President 副總經理	60	3,696 (Note 5) 3,696（註釋5）	Beneficial Owner 實益擁有人	June 2007-June 2010 2007.6-2010.6
Luo Weide 羅偉德	Chief Financial Officer 財務總監	53	3,960 (Note 4) 3,960（註釋4）	Beneficial Owner 實益擁有人	June 2007- March 2009 2007.6-2009.3

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Note 1: representing approximately 0.0002% of the Company's total issued listed A shares as at 31 December 2008

Note 2: representing approximately 0.000232% of the Company's total issued listed A shares as at 31 December 2008

Note 3: representing approximately 0.000352% of the Company's total issued listed A shares as at 31 December 2008

Note 4: representing approximately 0.00012% of the Company's total issued listed A shares as at 31 December 2008

Note 5: representing approximately 0.000112% of the Company's total issued listed A shares as at 31 December 2008

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

Mr. Liu Shaoyong is currently the Chairman of the Company and Deputy Party Secretary and General Manager of CEA Holding. Since Mr. Liu joined the civil aviation industry in 1978, he has been appointed the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi Branch of the Company, and Chief of the Flying Model Division of the Civil Aviation Administration of China (the "CAAC"). Mr. Liu served as General Manager of the Company from December 2000 to October 2002, Vice Minister of the CAAC from October 2002 to August 2004, General Manager of China Southern Air Holding Company from August 2004 to December 2008, Chairman of directors of China Southern Airlines Co., Ltd (stock code: 1055) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed Deputy Party Secretary and the General Manager of CEA Holding, and has just become the Chairman of the Company since 3 February 2009. Mr. Liu graduated from the China Civil Aviation Flight College and achieved an EMBA degree of Tsinghua University in 2005. Mr. Liu holds the title of First Class Pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

註釋1： 佔本公司於二零零八年十二月三十一日已發行流通A股總數約0.0002%

註釋2： 佔本公司於二零零八年十二月三十一日已發行流通A股總數約0.000232%

註釋3： 佔本公司於二零零八年十二月三十一日已發行流通A股總數約0.000352%

註釋4： 佔本公司於二零零八年十二月三十一日已發行流通A股總數約0.00012%

註釋5： 佔本公司於二零零八年十二月三十一日已發行流通A股總數約0.000112%

截至本報告日期，本公司董事、監事及高級管理人員簡歷如下：

劉紹勇先生為本公司現任董事長，東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理、中國民航山西省管理局副局長、本公司山西分公司總經理、中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(股份代號：1055)董事長。二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生畢業於中國民航飛行學院，二零零五年獲得清華大學EMBA碩士學位，具有一級飛行員職稱。劉先生是中國航空運輸協會理事長、國際航空運輸協會理事、海峽兩岸關係協會理事。

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Mr. Li Fenghua was the Chairman of the Company during the reporting period, the president and deputy party secretary of CEA Holding during the reporting period. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice president, and then became president, of the Hubei Branch of China Southern Airlines (Group). Since 1996, he became vice president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the president of the Company and vice president of CEA Holding. From September 2004 to December 2008, he served as the president and deputy party secretary of CEA Holding. The resignation of Mr. Li Fenghua as director and chairman of the fifth session of the Board due to reallocation of appointment was passed by way of resolution in the 17th meeting of the fifth session of the Board held on 12 December 2008 and the first 2009 extraordinary general meeting of the Company held on 3 February 2009. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

李豐華先生報告期內曾任本公司董事長、東航集團總裁、黨組副書記。李先生於一九六八年加入民航業。一九八七年至一九九二年任民航第二十六飛行大隊副大隊長、大隊長，一九九二年至一九九六年任中國南方航空(集團)公司湖北分公司副總經理、總經理，一九九六年起任中國南方航空股份有限公司副總經理、南方航空(集團)副總裁，二零零零年起任中國南方航空股份有限公司黨委書記、副總經理，二零零二年十月至二零零四年九月任本公司總經理，東航集團副總裁，二零零四年九月至二零零八年十二月任東航集團總裁、黨組副書記。於二零零八年十二月十二日舉行的第五屆董事會第十七次會議和於二零零九年二月三日舉行的本公司二零零九年第一次臨時股東大會審議通過了同意李豐華先生因工作變動辭去第五屆董事會董事、董事長職務議案。李先生畢業於民航高級航校，具有一級飛行員職稱。

Mr. Li Jun is currently the Vice Chairman of the Company and the party secretary of CEA Holding. He was the Chairman (acting) of the Board from 12 December 2008 to 3 February 2009. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified Economist.

李軍先生為現任本公司副董事長、東航集團黨組書記，二零零八年十二月十二日至二零零九年二月三日代行董事長職責。李軍先生於一九七二年加入民航業。一九七七年起，先後任民航總局政治部幹事，民航總局辦公室秘書，一九八四年任民航局辦公室政策研究室負責人，一九八六年任民航局辦公室政策研究室副主任，一九八九年任民航總局計畫司副司長，一九九四年任民航總局計畫司司長，一九九六年任民航總局辦公廳主任，二零零零年任民航總局人事教育司司長，二零零一年任民航總局副局長、黨委委員，二零零六年至今中國東方航空集團公司黨組書記。李先生畢業於中央黨校經濟管理專業，具有大學本科學歷，經濟師資格。

Report of Directors 董事會報告書

Mr. Ma Xulun is currently the Director, the General Manager and the Deputy Party Secretary of the Company, the Deputy Party Secretary of CEA Holding. Mr. Ma joined the civil aviation industry since 1997. He has been appointed Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Finance Department of the CAAC, Vice President of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed the Vice President of the general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as President and Deputy Party Secretary of Air China International Corporation Limited (stock code: 753) from September 2004 to January 2007. Mr. Ma became a Party member of China National Aviation Holding Company from December 2004 to December 2008, and Deputy General Manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma started working as General Manager and Deputy Party Secretary of the Company and Deputy Party Secretary of CEA Holding. Since 3 February 2009, Mr. Ma has become a Director of the Company. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master degree and is a qualified accountant.

馬須倫先生為現任董事、總經理、黨委副書記，東航集團黨組副書記。馬先生於一九九七年加入民航業，曾任中國物資儲運總公司副總經理、中國民航總局財務司副司長、中國國際航空公司副總裁。二零零二年民航聯合重組後任中國國際航空公司常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(股份代號：753)總裁，黨委副書記，二零零四年十二月至二零零八年十二月任中國航空集團公司黨組成員，二零零七年一月至二零零八年十二月任中國航空集團公司副總裁，二零零八年十二月起任本公司總經理、黨委副書記，東航集團黨組副書記，二零零九年二月三日起任本公司董事。馬先生畢業於山西財經大學、華中科技大學，具有碩士學位及註冊會計師資格。

Report of Directors 董事會報告書

Mr. Luo Chaogeng is currently a Director. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi'an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also served concurrently as the general manager of Yunnan Airlines of CEA Holding. From September 2004 to the present, he has been the party constitution member and vice president of CEA Holding, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. Mr. Luo serves as a non-executive directors of TravelSky Technology Limited (Stock code: 696) from 3 March 2009. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

羅朝庚先生為現任董事。羅先生於一九七零年加入民航業。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年八月至一九八九年三月任民航第八飛行大隊飛行機械員、副教導員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記、副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理、黨委副書記；二零零二年九月至今任東航集團黨組成員、副總裁，二零零二年九月至二零零四年九月兼任中國東方航空雲南公司總經理；二零零四年九月至今任東航集團黨組成員、副總裁，二零零四年九月至二零零六年十月任中國東方航空股份有限公司總經理、黨委副書記。羅先生從二零零九年三月三日起擔任中國民航信息網絡股份有限公司(股票代碼：696)非執行董事。羅朝庚先生於一九九八年九月至二零零一年六月曾在中央黨校陝西省在職領導幹部研究生班經濟管理專業學習，羅先生具有一級飛行機械員職稱。

Report of Directors 董事會報告書

Mr. Cao Jianxiong was a Director and President during the reporting period. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he served as vice president of CEA Group. From October 2002 to December 2008, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. From October 2006 to December 2008, he served as president of the Company. The resignation of Mr. Cao Jianxiong as director of the fifth session of Board and president due to reallocation of duties was passed by way of resolution in the 17th meeting of the fifth session of Board held on 12 December 2008. The resignation of Mr. Cao Jianxiong as director of the fifth session of the Board due to reallocation of appointment was passed by way of resolution in the first 2009 extraordinary general meeting of the Company held on 3 February 2009. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a master degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Senior Economist.

曹建雄先生報告期內任董事、總經理。曹先生於一九八二年加入民航業，一九九二年起任上海東方航空發展公司總經理，一九九四年起任東方航空期貨經紀公司總經理，一九九六年初任本公司總經理助理，一九九七年起任本公司副總經理、財務總監，一九九九年十二月份起任東方航空集團公司副總裁，二零零二年十月至二零零八年十二月任東航集團副總裁，二零零二年十二月至二零零四年九月兼任中國東方航空西北公司黨委書記，二零零六年十月至二零零八年十二月任本公司總經理。於二零零八年十二月十二日舉行的第五屆董事會第十七次會議審議通過了同意曹建雄先生因工作變動不再擔任公司第五屆董事會董事職務和總經理職務的議案，於二零零九年二月三日舉行的本公司二零零九年第一次臨時股東大會審議通過了同意曹建雄先生因工作變動不再擔任第五屆董事會董事職務的議案。曹先生畢業於民航管理幹部學院勞動經濟專業和華東師範大學國際金融系世界經濟專業，並獲得經濟學碩士學位。曹先生具有高級經濟師職稱。

Report of Directors 董事會報告書

Mr. Luo Zhuping is currently a Director and the Company Secretary. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the board of China Eastern Airlines Corporation Limited and, from 1997 to 2000, also served as the head of the secretariat of the board of the Company. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

羅祝平先生為現任董事、公司秘書。羅先生於一九八八年加入東航。一九九二年至一九九七年歷任中國東方航空公司企業管理處副處長、處長，一九九三年至一九九六年任股份制辦公室副主任，一九九七年起任中國東方航空股份有限公司董事會秘書，一九九七年至二零零八年兼任董事會秘書室主任，二零零四年六月當選公司董事。羅先生一九七九年畢業於安徽大學哲學系，一九八五年畢業於安徽大學法學專業，一九九四年獲得華東師範大學經濟學世界經濟專業碩士研究生學歷，一九九八年參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

Mr. Hu Honggao was appointed as an Independent Non-executive Director of the Company in 1996. He is currently the deputy dean of the School of Law, the director and professor of the Civil and Commercial Law Research Centre, and a tutor to doctoral students majoring in civil and commercial law at Fudan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員), vice chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee. Mr. Hu also services as the independent non-executive director of China Shipping Development Company Limited (Stock code: 1138).

胡鴻高先生於一九九六年獲委任為公司獨立非執行董事。胡先生現任復旦大學法學院副院長兼復旦大學民商法研究中心主任、教授，復旦大學民商法專業博士生導師。胡先生在上海申陽律師事務所兼任資深高級律師。胡先生亦為中國商法學研究會常務理事、中國經濟法研究會常務理事、上海市政府立法諮詢委員會成員、上海市人大常委會立法專家諮委會委員、上海市經濟法研究會副會長、上海仲裁委員會仲裁員。胡先生也擔任中海發展股份有限公司(股票代碼：1138)的獨立非執行董事。

Report of Directors 董事會報告書

Mr. Peter Lok was appointed as an Independent Non-executive Director of the Company in 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor at the College of Air Traffic Control of Hong Kong.

樂鞏南先生於一九九八年獲委任為本公司獨立非執行董事。樂先生一九五六年十二月加入香港民航處後前往英國航空管制學院航空管制專業深造。一九六八年至一九七三年前往英國學習航空運輸、航空意外調查及民航行政管理，一九八二年任香港民航處助理處長，一九八五年起在香港民航處航班事務分處任職，期間曾參與與多國的航權商談。一九八八年起任香港民航處副處長，一九九零年任香港民航處處長，一九九六年退休。樂先生曾任中國民航總局飛行標準司顧問。樂先生是香港首任華人民航處長，曾為香港民航航管學院導師。

Mr. Wu Baiwang was appointed as an Independent Non-executive Director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and party secretary of the CAAC North-eastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice president of Guangzhou Baiyun International Airport Group Company and the chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

吳百旺先生於一九九八年獲委任為本公司非執行獨立董事。吳先生一九五九年加入民航業，一九七六年至一九八四年任民航第十二飛行大隊副大隊長、大隊長。一九八四年至一九九二年任民航吉林省局副局長、局長，一九九二年至一九九五年任民航東北管理局局長、黨委書記，一九九五年九月至一九九八年任中國通用航空公司總經理，一九九八年至二零零三年九月任廣州白雲國際機場集團公司黨委書記、副總裁，廣州白雲國際機場股份有限公司董事長。吳先生一九六五年畢業於民航飛行學院，具有一級飛行員職稱。

Report of Directors 董事會報告書

Mr. Zhou Ruijin was appointed as an Independent Non-executive director of the Company in 2000. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became vice chairman of the China Productivity Council and chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

周瑞金先生於二零零零年獲委任為本公司獨立非執行董事。周先生為《人民日報》原副總編輯、華東分社社長。周先生於一九八八年至一九九三年任《解放日報》黨委書記、副總編輯，一九九三年四月至一九九六年任《人民日報》副總編輯，一九九六年至二零零零年任《人民日報》副總編輯、華東分社社長，退休後任中國生產力學會副會長、上海生產力學會會長。周先生於一九六二年畢業於復旦大學新聞系。

Mr. Xie Rong was appointed as an Independent Non-executive Director of the Company in 2003. Mr. Xie is the deputy head of Shanghai National Accounting Institute and a certified accountant in the PRC. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has, since October 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie also serves as the independent non-executive director of China CITIC Bank Corporation Limited (Stock code: 998), China Shipping Development Company Limited (Stock code: 1138) and Tianjin Capital Environmental Protection Group Company Limited (Stock code: 1065). Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

謝榮先生於二零零三年獲委任為本公司獨立非執行董事。謝先生現任上海國家會計學院副院長，具有中國註冊會計師資格。謝先生一九八五年十二月至一九九七年三月任教於上海財經大學會計系，曾任副教授、教授、博士生導師和會計學系副主任。一九九七年十二月至二零零二年十月，任畢馬威華振會計師事務所合夥人。二零零二年十月起任上海國家會計學院副院長。謝先生也擔任中信銀行股份有限公司(股票代碼：998)、中海發展股份有限公司(股票代碼：1138)及天津創業環保集團股份有限公司(股票代碼：1065)的獨立非執行董事。謝先生畢業於上海財經大學，獲得經濟學博士學位。

Report of Directors 董事會報告書

Ms. Liu Jiangbo is currently the chairman of the supervisory committee of the Company (the "Supervisory Committee"), and a party member, vice president, and the head of disciplinary inspection group of CEA Holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China in 1987, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China in 1990, deputy director of the transportation division of CAAC in 1994, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited in 2000, and the party member, vice president and head of the disciplinary examination committee of CEA Holding in 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

劉江波女士為本公司現任監事會(「監事會」)主席，東航集團黨組成員、副總裁、紀檢組長。劉江波女士於一九七九年加入民航業。一九七九年起，先後任民航北京管理局科員，運輸業務處黨委副書記，一九八五年任全國民航團委書記，一九八七年任國家空中交通管制局人事司副司長，一九九零年任國家監察部派民航局監察局專員，一九九四年任民航總局運輸司副司長，二零零零年任雲南航空公司黨委書記、副總經理，二零零二年任中國東方航空集團公司黨組成員、副總裁、紀檢組長。劉女士畢業於中國社會科學院研究生院工業經濟系企業管理專業，具有研究生學歷，高級政工師資格。

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA Holding. Mr. Xu joined the civil aviation industry in 2007. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since January 2007, Mr. Xu has served as the chief accountant in CEA Holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

徐昭先生為本公司現任監事，東航集團總會計師。徐昭先生於二零零七年加入民航業。一九九一年任東風汽車公司工程師，一九九七年任東風汽車公司會計師，二零零零年任上海延華高科技有限公司財務部經理，二零零二年任陝西重型汽車有限公司財務總監，二零零七年一月起任中國東方航空集團公司總會計師。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生具有工程師和會計師職稱，中國註冊會計師資格。

Report of Directors 董事會報告書

Ms. Wang Taoying was a Supervisor, assistant to the president, and the general manager of the auditing department of the Company during the reporting period. Ms. Wang joined the civil aviation industry in 1972, was the deputy director of the supervisory and auditing department and the deputy manager of the disciplinary committee office of China Eastern Airlines Company from March 1993 to August 1995. Ms. Wang was the head of the auditing department of China Eastern Airlines Company from August 1995 to March 1997, the supervisor in the first session of the Supervisory Committee from January 1995 to March 1998, the cabin service manager of the Company from March 1997 to April 1999, and the deputy general manager of security department in Pudong, Shanghai of the Company taking charge of the servicing safety in the production procedure from April 1999 to August 2000. Ms. Wang also acted as chief officer of the auditing department of the Company from August 2000 to August 2004. From August 2004 to August 2006, she served as the general manager of the auditing department of the Company and has been the assistant to the president of the Company and the general manager of the auditing department from August 2006 to February 2009. She has no longer served as a Supervisor of the Company since March 2009. Ms. Wang graduated from the Shanghai Second Polytechnic University, majoring in sociopolitics, and holds a Master of Business Administration degree from the Open University of Macau.

王桃英女士報告期內為本公司監事，公司總經理助理兼審計部總經理。王女士於一九七二年加入民航業，一九九三年三月至一九九五年八月任中國東方航空公司監察審計處副處長、紀委辦公室副主任，主持工作，一九九五年八月至一九九七年三月任中國東方航空公司審計處處長，一九九五年一月至一九九八年三月，曾任中國東方航空股份有限公司第一屆監事會監事，一九九七年三月至一九九九年四月任中國東方航空股份有限公司客艙服務部經理，一九九九年四月至二零零零年八月任中國東方航空股份有限公司上海浦東保障部副總經理，主管安全生產運行服務工作，二零零零年八月至二零零四年八月任中國東方航空股份有限公司審計室主任，二零零四年八月至二零零六年八月任中國東方航空股份有限公司審計部總經理，二零零六年八月至二零零九年二月任中國東方航空股份有限公司總經理助理兼審計部總經理，二零零九年三月起不再擔任公司監事。王女士畢業於上海第二工業大學社科學政工專業，並擁有澳門公開大學工商管理學碩士學位。

Report of Directors 董事會報告書

Ms. Yang Jie was a Supervisor of the Company during the reporting period. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was the electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she was the secretary of the Communist Youth League of CEA Holding, as well as the secretary of the Communist Youth League of the Company. She has no longer served as a Supervisor of the Company since March 2009. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy (旭日管理學院工商管理) at Donghua University from which she received a master degree in Business Administration. She is also a qualified engineer.

楊潔女士報告期內為本公司監事。楊女士於一九九二年加入民航業，一九九六年至一九九八年任中國東方航空股份有限公司飛機維修基地大修部技術室電子技術主管、大修部團委書記，一九九八年至二零零零年九月任中國東方航空股份有限公司飛機維修基地團委副書記，二零零零年九月至二零零二年七月任中國東方航空股份有限公司團委副書記，二零零二年八月至二零零三年一月任中國東方航空股份有限公司團委書記，二零零三年一月至今任東航集團團委書記兼任本公司團委書記，二零零九年三月起不再擔任公司監事。楊女士畢業於中國民航學院航空電子專業和東華大學旭日管理學院工商管理專業，獲工商管理碩士學位，具有工程師資格。

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and has served in the Command Centre and the General Office of Shanghai Civil Aviation Administration Bureau. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company (上海民航東大實業公司) from 1993 to 1998 and was the Deputy Director of General Office of the Labour Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of Labour Union of the Company. He has been the Vice Chairman of the Labour Union and the Director of the General Office of the Labour Union of the Company since 2005. He has been a supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

燕泰勝先生為本公司現任監事，工會副主席。燕先生於一九七三年加入民航業，曾就職於民航上海管理局指揮部、辦公室。一九九零年至一九九三年任東航股份公司辦公室秘書科科長、一九九三年至一九九八年任上海民航東大實業公司經理、一九九八年至二零零二年任公司工會辦公室副主任。二零零二年至二零零五年任公司工會辦公室主任，二零零五年至今任公司工會副主席兼工會辦公室主任，二零零九年三月起任公司監事。燕先生畢業於華東師範大學。

Report of Directors 董事會報告書

Mr. Feng Jinxiong is currently a Supervisor and general manager of Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and has served in the Planning Department of Shanghai Civil Aviation Administration Bureau as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of the Company from 1997 to 1998, the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000. He was the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of the Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company (東航金戎公司) from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Security Department of the Company from 2005 to 2007, as well as the President and the Deputy Party Committee Secretary of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of the Company. He has been a supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Sciences, holding a master's degree.

馮金雄先生為本公司現任監事，審計部總經理。馮先生於一九八二年加入民航業。曾就職於民航上海管理局計劃處，東航股份公司計劃處，一九九二年至一九九七年任東航股份公司計劃處副處長、一九九七年至一九九八年任本公司計劃處處長，一九九八年至二零零零年任中國東航集團公司財務部部長。二零零零年至二零零一年任東航集團公司副總會計師、二零零一年至二零零三年任公司人力資源部經理，二零零三年至二零零五年任東航金戎公司黨委書記兼副總經理，二零零五年至二零零七年任本公司上海保障部黨委書記兼副總經理，二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理兼黨委副書記。二零零九年二月至今，任本公司審計部總經理，二零零九年三月起任本公司監事。馮先生畢業於民航學院及中國科學院研究生院，擁有碩士研究生學歷。

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he has been the general manager of 上海浦航石油有限公司 since 2006. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

劉家順先生二零零零年至今任本公司監事。劉先生於一九九三年至一九九九年擔任中國航空油料海南公司黨委書記、副總經理、紀委書記，同時擔任海南南洋航空運輸有限公司董事長、總經理，一九九七年至一九九九年還同時擔任海口美蘭機場供油工程總指揮長、美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理，一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至今任上海浦航石油有限公司總經理。劉先生具有研究生學歷，高級政工師資格。

Report of Directors 董事會報告書

Mr. Zhang Jianzhong is a Vice President of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economist of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a vice president of the Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also the Economics and Management of Fudan University from which he obtained a master degree.

張建中先生為本公司副總經理。張先生於一九八二年加入民航業。一九八二年四月至一九八七年十二月任民航上海管理局計劃處助理員；一九八七年十二月至一九九零年四月任上海虹橋國際機場計劃處副處長。一九九零年四月至一九九六年一月任東方航空公司計劃處處長。一九九六年一月至一九九九年四月任本公司市場經營部經理。一九九九年四月至二零零三年四月任本公司總經理助理，二零零零年九月至二零零一年十二月兼任公司戰略研究室主任、二零零一年十二月至二零零三年五月兼任公司電腦資訊中心總經理。二零零三年四月至二零零四年六月任本公司總經濟師，二零零三年五月至二零零四年六月兼任本公司市場營銷部總經理。二零零四年六月至今任本公司副總經理。張先生畢業於浙江大學機械系和復旦大學經濟管理專業，並獲得碩士學位。

Mr. Li Yangmin is a Vice President of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop (飛機維修廠車間), head of technology office and secretary of the workshop branch of Northwest Company (西北航空公司). From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been a vice president of the Company. Mr. Li is a university graduate from China Civil Aviation Academy. He is a qualified senior engineer.

李養民先生為本公司副總經理。李先生於一九八五年加入民航業。一九八五年七月至一九九六年十月任西北航空公司飛機維修廠車間副主任、技術室主任、車間支部書記等；一九九六年十月至二零零二年六月任西北航空公司飛機維修基地副總經理兼航線部經理；二零零二年六月至二零零四年三月任中國東方航空西北公司飛機維修基地總經理；二零零四年三月至二零零五年十月任中國東方航空西北公司副總經理、黨委常委。二零零五年十月起任本公司副總經理。李先生具有大學學歷，業於中國民航學院，具有高級工程師資格。

Report of Directors 董事會報告書

Mr. Fan Ru is the Company's Vice President. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines' Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company since 1997. He was the chief pilot of the Company from 1999 to November 2006, and was appointed as the vice president of the Company since November 2006. Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

樊儒先生為本公司副總經理。樊先生於一九六六年加入民航業。一九八八年起任東方航空公司上海飛行大隊副大隊長，一九九五年起任東方航空公司飛行技術管理處處長，一九九七年起任本公司副總飛行師兼飛行技術管理處處長，一九九九年至二零零六年十一月任本公司總飛行師，二零零六年十一月起任本公司副總經理。樊先生畢業於民航高級航校飛機駕駛專業，大專學歷，樊先生具有一級飛行員專業技術資格。

Mr. Luo Weide was the Company's Chief Financial Officer during the reporting period. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. From 2000 to March 2009, he was the chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

羅偉德先生報告期內曾任本公司財務總監。羅先生於一九七六年加入空軍航空兵六安機場服役，一九七九年至一九九一年歷任上海市稅務局普陀分局科長、副局長，一九九一年至一九九三年任上海市普陀區財政局局長兼國資局局長，一九九三年至一九九八年歷任上海金橋（集團）有限公司副總會計師、總會計師、常務副總經理，一九九八年至二零零零年任上海浦東發展（集團）有限公司副總裁、浦東財務公司董事長兼總經理，二零零零年至二零零九年三月任公司財務總監。羅先生一九九九年畢業於中歐國際工商學院，獲工商管理碩士學位，具有高級會計師、高級經濟師職稱。

Report of Directors 董事會報告書

Mr. Wu Yongliang is currently the Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of the Company from 1997 to 1998, the director of Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he services as the chief financial officer of the Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu has the qualification of post-graduate and holds the title of Accountant.

吳永良先生為本公司現任財務總監。吳先生於一九八四年加入民航業，一九九三年至一九九七年任中國東方航空公司財務處副處長，一九九七年至一九九八年任本公司財務處副處長、處長，一九九八至二零零零年任本公司計劃財務處處長，二零零零年至二零零一年任東航集團財務部部長，二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理專業，擁有碩士研究生學歷和會計師職稱。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

Report of Directors 董事會報告書

CHANGES IN THE MEMBERS OF THE BOARD AND MANAGEMENT PERSONNEL 董事會和管理層人事變動情況

Name 姓名	Date of Appointment/ Termination 就任日期／離任日期	Approval Organization 決議機構	Position 職務
Termination 離任			
Li Fenghua 李豐華	12 December 2008 二零零八年十二月十二日	the 17th meeting of the fifth session of the Board 第五屆董事會第17次會議	Chairman 董事長
Li Fenghua 李豐華	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Cao Jianxiong 曹建雄	12 December 2008 二零零八年十二月十二日	the 17th meeting of the fifth session of the Board 第五屆董事會第17次會議	President 總經理
Cao Jianxiong 曹建雄	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Wang Taoying 王桃英	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Yang Jie 楊潔	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Luo Weide 羅偉德	31 March 2009 二零零九年三月三十一日	the 23rd meeting of the 5th session of the Board 第五屆董事會第23次會議	Chief Financial Officer 財務總監

Report of Directors 董事會報告書

Name 姓名	Date of Appointment/ Termination 就任日期／離任日期	Approval Organization 決議機構	Position 職務
Appointment **聘任**			
Liu Shaoyong 劉紹勇	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Liu Shaoyong 劉紹勇	3 February 2009 二零零九年二月三日	the 20th meeting fifth session of the Board 第五屆董事會第20次會議	Chairman 董事長
Ma Xulun 馬須倫	12 December 2008 二零零八年十二月十二日	the 17th meeting of the fifth session of the Board 第五屆董事會第17次會議	President 總經理
Ma Xulun 馬須倫	3 February 2009 二零零九年二月三日	the first extraordinary general meeting in 2009 二零零九年第一次臨時股東大會	Director 董事
Yan Taisheng 燕泰勝	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Feng Jinxiong 馮金雄	26 March 2009 二零零九年三月二十六日	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference 第四屆第五次職代會二零零九年第一次組長聯席會議	Employee representative supervisor 職工監事
Wu Yongliang 吳永良	31 March 2009 二零零九年三月三十一日	the 23rd meeting of the 5th session of the Board 第五屆董事會第23次會議	Chief Financial Officer 財務總監

Report of Directors 董事會報告書

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2008, none of the Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2008 and as at 31 December 2008, none of the Directors, chief executive, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

董事、行政總裁、監事和高級管理人員持股情況

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零零八年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及／或債券證（視乎情況而定）持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉（包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉），或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》（「標準守則」）（對監事的應用範圍被視為與董事相同）須向本公司及香港聯交所披露的權益或淡倉。

在二零零八年度內及截至二零零八年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

董事及監事服務合約

各董事或監事與本公司概無訂立任何本公司在不予賠償（法定賠償除外）的情況下在一年內不可終止的服務合同。

Report of Directors 董事會報告書

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

董事及監事的合約權益

各董事或監事於本年度內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

董事及監事薪酬

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報表註釋9。

EMPLOYEES

As at 31 December 2008, the Group had 44,153 employees, a majority of whom worked in the PRC. Employee compensation is primarily composed of basic salary and performance-based bonus.

員工

於二零零八年十二月三十一日，本集團員工總數為44,153人，大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

MEDICAL INSURANCE

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2008, the Group's medical insurance contributions charged to the income statement amounted to RMB93 million (2007: RMB77 million).

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零八年十二月三十一日止年度，本集團計人民幣93百萬元(二零零七年：人民幣77百萬元)醫療保險供款於損益表中列賬。

Report of Directors 董事會報告書

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2008 are set out in note 32 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零零八年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報表註釋32。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2008 was RMB342 million.

利息資本化

本集團截至二零零八年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣342百萬元。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are summarized in note 19 to the financial statements prepared in accordance with IFRS.

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表註釋19內。

RESERVES

Details of movements in reserves of the Company and the Group for the year ended 31 December 2008 and profit appropriation by the Company are set out in note 40 to the financial statements prepared in accordance with IFRS.

儲備

本公司及本集團截至二零零八年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表註釋40。

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 40 to the financial statements prepared in accordance with IFRS.

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報表註釋40。

DONATIONS

During the year, the Group made donations for charitable purposes amounting to RMB37 million.

捐款

本集團於本年度內慈善捐款合共為人民幣37百萬元。

Report of Directors 董事會報告書

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 36 to the financial statements prepared in accordance with IFRS.

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表註釋36。

MAJOR SUPPLIERS AND CUSTOMERS

As at 31 December 2008, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 9% and 28%, respectively, of the total purchases of the Group. The sales to the Group's five largest customers accounted for 10% of the Group's total sales in 2008.

None of the Directors, Supervisors or any of their respective associates nor any shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

主要供應商及客戶

截至二零零八年十二月三十一日止，本集團最大供應商及五大供應商合計分別佔本集團飛機及有關原料開支約9%及28%。本集團五名最大客戶的合計營業額佔本集團二零零八年度營業額之10%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供應商及客戶擁有任何權益。

Report of Directors 董事會報告書

GENERAL MEETINGS AND BOARD MEETINGS

GENERAL MEETINGS

The first 2008 Extraordinary General Meeting and Class Meeting of the Company was held on 8 January 2008 at the Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai to consider the resolutions proposed by the Board. The resolution on the Company's additional H share placement to SIA and Temasek was considered and not passed. The resolution on the Company's additional H share placement to CEA Holding was considered and not passed. The resolution on the amendments to the Articles of Association was considered and passed, which, conditional upon the approval of the first and second resolutions, shall not come into force despite shareholders' approval by voting. The resolution on connected transaction in respect of Company's additional H share placement to CEA Holding was considered and not passed. The resolutions that Mr. Stephen Lee Ching Yen and Mr. Chew Choon Seng be appointed as non-executive Directors of the Company's fifth session of the Board were considered and passed, which, conditional upon the approval of the first and second resolutions, shall not come into force despite shareholders' approval by voting. The resolution on purchasing liability insurance for Directors and senior management of the Company was considered and passed.

The 2007 Annual General Meeting of the Company was held on 30 June 2008 at the Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai to consider the resolutions proposed by the Board, and the following were considered and passed: the report of the Board for 2007, the report of the Supervisory Committee of the Company for 2007, the audited financial report of the Company for 2007, the profit distribution proposal of the Company for 2007, the resolution on appointment of the Company's PRC domestic auditors and its international auditors for 2008, the resolution on the Company's connected transactions for financial services in the normal course of business, the resolution on the Company's connected transactions for catering services in the normal course of business, the resolution on the issue of short-term debenture by the Company, and the resolution on granting a general mandate to issue shares of the Company.

股東大會、董事會會議情況

股東大會

本公司於二零零八年一月八日在上海市虹橋路2550號上海航友賓館會議中心召開二零零八年第一次臨時股東大會暨類別股東大會，大會審議了董事會提呈的各項議案。審議未通過公司向新加坡航空公司、淡馬錫定向增發H股的議案。審議未通過公司向東航集團定向增發H股的議案。審議通過《公司章程修訂案》。由於本決議的內容是以第一項和第二項決議的通過為前提的，故此本項決議即使投票結果通過，也不能生效。審議未通過公司向東航集團定向增發H股之關聯交易議案。審議通過選舉李慶言先生和周俊成先生為公司第五屆董事會非執行董事的議案。由於本決議的內容是以第一項和第二項決議的通過為前提的，故此本項決議即使投票結果通過，也不能生效。審議通過公司購買董事及高級管理人員責任保險的議案。

本公司於二零零八年六月三十日在上海市虹橋路2550號航友賓館會議中心召開二零零七年度股東大會，大會審議了董事會提呈的各項議案。審議通過董事會二零零七年度工作報告。審議通過公司監事會二零零七年度工作報告。審議通過公司二零零七年度財務審計報告。審議通過公司二零零七年度利潤分配方案。審議通過聘任公司二零零八年度國內及國際審計師的議案。審議通過公司金融服務日常關聯交易議案。審議通過公司航空配餐日常關聯交易議案。審議通過公司發行短期融資券的議案。審議通過公司發行股份的一般性授權議案。

Report of Directors 董事會報告書

BOARD MEETINGS

During 2008, the Board held seventeen meetings and passed, among others, the following resolutions:

(1) On 1 February 2008, the Board convened its first regular meeting for 2008, during which the following were considered and passed: the financial budget report of the Company for 2008, the investment plan of the Company for 2008, the report of the President, the 2008 financial risk management authorization to be executed by the Chairman on behalf of the Company, authorizing the approval personnel and dealers in respect of financial risk management, and authorizing the Chairman to engage intermediaries (including legal and financial advisors) to evaluate the CNAC proposal and related matters subject to the progress of CEA-SIA plan and specific needs.

(2) On 14 April 2008, the Board convened its second regular meeting for 2008, during which the following were considered and passed: the financial report and profit distribution proposal of the Company for 2007, the Company's draft results announcement for 2007, and the resolution on adjusting the Company's balance sheet items and corresponding amounts as at the beginning of 2007.

董事會會議

在二零零八年度董事會共召開十七次會議，作出的決議包括：

(1) 董事會於二零零八年二月一日召開二零零八年度第1次例會，審議通過公司二零零八年度財務預算報告，公司二零零八年度投資方案，總經理工作報告，同意董事長代表公司簽署二零零八年度金融風險管理授權委託書，對金融風險管理的審批人員和交易員進行授權，同意授權董事長根據東新專案的進程及需要決定聘請仲介機構（包括律師和財務顧問）評估中航有限建議有關事宜。

(2) 董事會於二零零八年四月十四日召開二零零八年度第2次例會，審議通過公司二零零七年度財務報告，利潤分配預案，公司二零零七年度業績公告稿，調整公司二零零七年初資產負債表相關項目及其金額的議案。

Report of Directors 董事會報告書

(3) On 28 April 2008, the Board convened its third regular meeting for 2008, during which the following were considered and passed: the 2008 first quarterly financial report of the Company, the 2008 first quarterly report of the Company, the "Property Leasing Renewal Agreement" to be entered into between the Company and CEA Holding, the "Financial Services Renewal Agreement" to be entered into between the Company and Eastern Air Group Finance Company Limited, the "Import and Export Agency Renewal Agreement" to be entered into between the Company and Eastern Aviation Import & Export Company, the "Maintenance Services Renewal Agreement" to be entered into between the Company and Shanghai Eastern Aviation Equipment Manufacturing Corporation, the "Catering Services Agreement" to be entered into between the Company and Eastern Air Catering Investment Co. Ltd., the "Sales Agency Services Renewal Agreement" to be entered into between the Company and four other companies including Shanghai DongMei Aviation Tourism Co., Ltd., and the "Advertising Services Renewal Agreement" to be entered into between the Company and Shanghai Eastern Aviation Advertising Company Limited, and the Chairman of the Company be authorized to release the notice for the 2007 annual general meeting of the Company before 15 May 2008.

(4) On 26 August 2008, the Board convened its fourth regular meeting for 2008, during which the following were considered and passed: the interim financial report of the Company for 2008, the interim report and summary of the Company for 2008, the "Administrative Measures to Prevent Fund Appropriation by Controlling Shareholders and Related Parties", and the internal control self-appraisal report for the first half of 2008.

(3) 董事會於二零零八年四月二十八日召開二零零八年度第3次例會，審議通過公司二零零八年第一季度財務報告，公司與東航集團簽訂《物業租賃協定延期協定》、與東航集團財務有限責任公司簽訂《金融服務框架協定延期協定》、與東方航空進出口有限公司簽訂《外貿進出口委託代理框架協定延期協定》、與上海東方航空設備製造公司簽訂《生產服務及設備供應框架協定延期協定》、與東方航空食品投資有限公司簽訂《航空食品供應框架協議》、與上海東美航空旅遊有限公司等四家公司簽訂《航空客票銷售代理框架協定延期協定》、與東方航空傳媒有限公司簽訂《廣告委託代理框架協定延期協定》。授權公司董事長於二零零八年五月十五日前發佈公司二零零七年度股東大會會議通知。

(4) 董事會於二零零八年八月二十六日召開二零零八年度第4次例會，審議通過公司二零零八半年度財務報告，公司二零零八年半年度報告及摘要，《防範控股股東及關聯方資金佔用管理辦法》，二零零八年上半年內部控制自我評估報告。

Report of Directors 董事會報告書

(5) On 28 October 2008, the Board convened its fifth regular meeting for 2008, during which the following were considered and passed: the 2008 third quarterly financial report of the Company, the 2008 third quarterly report of the Company, the resolution on connected transactions for automobile repairing services in the normal course of business, and the final reform report on specific corporate governance activities of the Company.

(5) 董事會於二零零八年十月二十八日召開二零零八年度第5次例會，審議通過公司二零零八年第3季度財務報告，公司二零零八年第3季度報告，汽車修理日常關聯交易的議案，公司治理專項活動整改情況總結報告。

(6) On 25 February 2008, the fifth session of the Board convened its eighth meeting, during which the resolution that it would not give further consideration to the CNAC proposal was considered and passed.

(6) 第五屆董事會於二零零八年二月二十五日召開第8次會議，審議通過不予進一步考慮中航建議的決議。

(7) On 14 April 2008, the fifth session of the Board convened its ninth (1) meeting, and approved the Company's refinancing by certain of its self-owned aircraft (including A340-300 and A300-600R models) and authorized the President for specific implementation.

(7) 第五屆董事會於二零零八年四月十四日召開第9-1次會議，同意公司以部分自有飛機(A340-300、A300-600R等機型)為標的進行再融資，具體實施授權總經理負責。

(8) On 13 May 2008, the fifth session of the Board convened its ninth (2) meeting, during which the resolution to be proposed to the shareholders' general meeting regarding the granting of general mandate to the Board to issue shares of the Company.

(8) 第五屆董事會於二零零八年五月十三日召開第9-2次會議，審議通過關於提請股東大會授予本公司董事會發行本公司股份的一般性授權的議案。

(9) On 11 June 2008, the fifth session of the Board convened its tenth meeting, and approved the introduction of 16 Airbus A330 series aircraft and authorized the President for specific implementation.

(9) 第五屆董事會於二零零八年六月十一日召開第10次會議，同意公司引進16架空客A330系列飛機，具體實施授權總經理負責。

Report of Directors 董事會報告書

(10) On 30 June 2008, the fifth session of the Board convened its eleventh meeting, during which the following were approved: the establishment of a wholly-owned business flight services company by the Company as, tentatively, 東方貴翔專機服務有限公司 (Eastern Guixiang Charter Flight Services Co., Ltd.) with a registered capital of RMB50 million; and that the depreciation period of three A300-600R freighters remodeled from passenger aircrafts be adjusted to five year commencing from the completion date of remodeling based on their performance and stability.

(11) On 15 July 2008, the fifth session of the Board convened its twelfth meeting, during which the "Status report on the reform of specific corporate governance activities of China Eastern Airlines Corporation Limited" was considered and passed, and relevant disclosure to the public on the website of Shanghai Stock Exchange upon the request of the regulatory authorities was approved.

(12) On 30 July 2008, the fifth session of the Board convened its thirteenth meeting, during which the "Self-inspection report in respect of fund appropriation by the controlling shareholder and related parties of China Eastern Airlines Corporation Limited" was considered and passed.

(13) On 28 August 2008, the fifth session of the Board convened its fourteenth meeting, during which the sale and leaseback of 11 aircraft to be delivered prior to July 2009 was conditionally agreed, and the restructuring of the Shanghai Security Department of the Company into a wholly-owned company as, tentatively, 東航地面服務有限公司 (CEA Ground Services Co., Ltd.) was approved.

(14) On 2 December 2008, the fifth session of the Board convened its fifteenth meeting, and approved the establishment of the Company's Taiwan office.

(10) 第五屆董事會於二零零八年六月三十日召開第11次會議，同意公司全資設立公務機服務公司，名稱暫定為東方貴翔專機服務有限公司，註冊資金為人民幣5000萬元， 同意根據三架客改貨A300-600R飛機的性能和可靠性，將其折舊年限由完工日起調整為五年。

(11) 第五屆董事會於二零零八年七月十五日召開第12次會議，審議通過《中國東方航空股份有限公司公司治理專項活動整改進展情況報告》，同意按監管機構的要求在上海證交所網站公開披露。

(12) 第五屆董事會於二零零八年七月三十日召開第13次會議，審議通過《中國東方航空股份有限公司公司控股股東及其它關聯方資金佔用情況自查報告》。

(13) 第五屆董事會於二零零八年八月二十八日召開第14次會議，原則同意二零零九年七月前交付的11架飛機採用售後回租的方式的引進，同意將上海保障部改制為獨資公司，名稱暫定為東航地面服務有限公司。

(14) 第五屆董事會於二零零八年十二月二日召開第15次會議，同意本公司於台灣地區設立辦事處。

Report of Directors 董事會報告書

(15) On 10 December 2008, the fifth session of the Board convened its sixteenth meeting, during which the following resolutions were considered and passed: the "China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A shares of the Company to specific placees", the "Proposal for the non-public issuance of A shares of the Company to specific placees by China Eastern Airlines Corporation Limited", the "Proposal for the specific issuance of H shares of the Company to specific placees by China Eastern Airlines Corporation Limited", the "Plan for the non-public issuance of A shares of the Company by China Eastern Airlines Corporation Limited", the "Authorization to the Board at the shareholders' meeting to proceed with the matters relating to the non-public issuance of A shares of the Company and the specific issuance of H shares of the Company", the "Feasibility report on the use of the proceeds from the non-public issuance of A shares of the China Eastern Airlines Corporation Limited", the "Waiver by the shareholders of China Eastern Airlines Corporation Limited at the shareholders' meeting in relation to the requirement of a general offer by China Eastern Air Holding Company", the "Regulation on the management of the proceeds of China Eastern Airlines Corporation Limited", the "Proposal relating to the convening of the extraordinary shareholders' meeting and class meetings of the shareholders of A shares and H shares of the Company", and the "Publication or provision of corporate communication on the Company's website to the shareholders of H shares of the Company".

(15) 第五屆董事會於二零零八年十二月十日召開第16次會議，審議通過《關於中國東方航空股份有限公司符合向特定物件非公開發行A股條件的議案》，《關於中國東方航空股份有限公司向特定物件非公開發行A股股票方案的議案》。《關於中國東方航空股份有限公司向特定物件定向增發H股股票方案的議案》。《中國東方航空股份有限公司非公開發行A股股票之預案》，《關於提請股東大會授權董事會全權辦理本次非公開發行A股和定向增發H股的相關事宜議案》，《中國東方航空股份有限公司關於本次非公開發行A股股票募集資金使用可行性報告的議案》。《中國東方航空股份有限公司關於提請股東大會批准中國東方航空集團公司免於發出要約收購的議案》。《關於<中國東方航空股份有限公司募集資金管理制度>的議案》，《關於提請召開臨時股東大會及A股、H股類別股東會議的議案》，《關於通過公司網站向H 股股東發出或提供"公司通訊"的議案》。

Report of Directors 董事會報告書

(16) On 12 December 2008, the fifth session of the Board convened its seventeenth meeting, and approved the followings: the resignation of Mr. Li Fenghua as the Director and Chairman of the fifth session of the Board due to reallocation of appointment; at the recommendation of CEA Holding, the nomination of Mr. Liu Shaoyong as the candidate for Director of the fifth session of the Board; the resignation of Mr. Cao Jianxiong as the Director of the fifth session of the Board and President of the Company due to reallocation of appointment; and, at the recommendation of CEA Holding, the appointment of Mr. Ma Xulun as the President of the Company and the nomination as the candidate for Director of the fifth session of the Board.

(17) On 29 December 2008, the fifth session of the Board convened its eighteenth meeting, during which the following were considered and passed: the revised "Proposal for the non-public issuance of A shares to specific placees by the Company", the revised "Proposal for the specific issuance of H shares to specific placees by the Company", the "Amendments to the relevant clauses of the articles of association of the Company in connection with the non-public issuance of A shares and specific issuance of H shares of the Company", the revised "Plan for the non-public issuance of A shares by the Company", and the revised "Feasibility report on the use of the proceeds from the non-public issuance of A shares of the Company".

(16) 第五屆董事會於二零零八年十二月十二日召開第17次會議，同意李豐華先生因工作變動辭去第五屆董事會董事、董事長職務，根據東航集團推薦，同意提名劉紹勇先生為第五屆董事會董事候選人，同意曹建雄先生因工作變動不再擔任第五屆董事會董事職務和總經理職務，根據東航集團推薦，同意聘任馬須倫先生為公司總經理並提名為第五屆董事會董事候選人。

(17) 第五屆董事會於二零零八年十二月二十九日召開第18次會議，審議通過修改後的《關於公司向特定物件非公開發行A股股票方案的議案》，修改後的《關於公司向特定物件定向增發H股股票方案的議案》，通過《根據非公開發行A股及定向增發H股發行情況對公司章程相關條款進行修訂的議案》，修改後的《關於公司非公開發行A股股票預案的議案》，修改後的《關於本次非公開發行A股股票募集資金使用可行性報告的議案》。

Report of Directors 董事會報告書

CONNECTED TRANSACTIONS

Transactions between the Company and its connected persons or their respective associates (as defined in the Listing Rules) are governed by and have to comply with the requirements for disclosure under the Listing Rules.

(i) On 9 November 2007, CEA Holding entered into a CEA Holding subscription agreement with the Company to subscribe in cash for 1,100,418,000 new H shares in the Company at the subscription price of HK$3.80 per share with the aggregate subscription price of HK$4,181,588,400. As CEA Holding holds approximately 59.67% of the issued share capital of the Company, this transaction entered into between the Company and CEA Holding constituted connected transaction of the Company under the Listing Rules. As of 9 August 2008, the transaction contemplated under the CEA Holding subscription agreement between CEA Holding and the Company cannot proceed to completion. Details are set out in the announcements of the Company issued in Hong Kong dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008, 26 February 2008 and 9 August 2008 and its circular dated 23 November 2007.

關連交易

本公司與其關連人士或其各自聯繫人(定義見上市規則)之間的交易需遵守及符合上市規則之須予披露要求。

(i) 於二零零七年十一月九日，東航集團亦與本公司訂立了一份東航集團認購協議，東航集團將按每股港幣3.80元的認購價，以現金合共港幣4,181,588,400認購本公司1,100,418,000股新發行的H股。由於東航集團持有本公司之發行股本約59.67%，本集團與東航集團的交易屬於上市規則下之關連交易。截至二零零八年八月九日，東航集團與本公司訂立的東航集團認購協議下擬定的交易無法交割。詳情請參閱本公司在香港刊發的日期為二零零七年九月二日、二零零七年十一月九日、二零零八年一月八日、二零零八年一月二十一日、二零零八年二月二十六日和二零零八年八月九日的公告，以及日期為二零零七年十一月二十三日的通函。

00080

Report of Directors 董事會報告書

(ii) On 10 December 2008, CEA Holding entered into an A share subscription agreement (the "Original A Share Subscription Agreement") with the Company to subscribe for new A shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, CES Global entered into an H share subscription agreement with the Company (the "Original H Share Subscription Agreement") to subscribe for new H shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on 29 December 2008, (a) CEA Holding entered into a revised A share subscription agreement with the Company to subscribe in cash for 1,437,375,000 new A shares in the Company at the subscription price of RMB3.87 per share with a total subscription price of RMB5,562,641,250; and (b) CES Global entered into a revised H share subscription agreement with the Company to subscribe in cash for 1,437,375,000 new H shares in the Company at the subscription price of HK$1.00 per share with a total subscription price of RMB1,437,375,000, respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. As CEA Holding holds approximately 59.67% of the issued share capital of the Company, the transaction entered into between the Company and CEA Holding constituted a connected transaction of the Company under the Listing Rules. As CES Global is an indirectly wholly owned subsidiary of CEA Holding, the transaction entered into between the Company and CES Global constituted a connected transaction of the Company. For information about the principal terms of these transactions, please refer to the announcements of the Company issued in Hong Kong dated 10 December 2008, 24 December 2008, 29 December 2008 and 26 February 2009 and its circulars dated 8 January 2009 and 10 February 2009.

(ii) 於二零零八年十二月十日，東航集團與本公司訂立了一份A股認購協議（「原A股認購協議」），認購本公司擬發行的新A股；於訂立原A股認購協議的同時，東航國際與本公司訂立了一份H股認購協議（「原H股認購協議」），認購本公司擬發行的新H股。其後，協議各方就原A股認購協議及原H股認購協議中的某些條款進行修改，並於二零零八年十二月二十九日，(a)東航集團與本公司訂立了一份經修訂的A股認購協議，東航集團將按每股人民幣3.87元的認購價，以現金人民幣5,562,641,250元認購本公司1,437,375,000股新發行的A股；(b)東航國際與本公司訂立了一份經修訂的H股認購協議，東航國際將按每股港幣1.00元的認購價，以現金人民幣1,437,375,000元認購本公司1,437,375,000股新發行的H股。原A股認購協議和原H股認購協議被相應撤銷。由於東航集團持有本公司之發行股本約59.67%，本公司與東航集團的交易屬於上市規則下之關連交易。由於東航國際為東航集團間接擁有的全資附屬公司，本公司與東航國際的交易也屬於上市規則下之關連交易。有關該等交易的主要條款，請參閱本公司在香港刊發的日期為二零零八年十二月十日、二零零八年十二月二十四日、二零零八年十二月二十九日及二零零九年二月二十六日的公告和日期為二零零九年一月八日及二零零九年二月十日的通函。

Report of Directors 董事會報告書

CONTINUING CONNECTED TRANSACTIONS

To regulate the continuing business relationships between the Group and CEA Holding and certain of its associates, and in compliance with the applicable requirements under Chapter 14A of the Listing Rules, the Company has entered into various agreements with certain members of the CEA Holding Group in respect of the renewal of certain existing continuing connected transactions. These agreements are as follows:

持續關連交易

為規範本集團與東航集團的持續業務關係，並遵守上市規則第14A章項下的適用規定，本公司與東方航空集團的若干成員公司已就持續關連交易延期訂立多項協議。該等協議如下：

Agreements 協議	Counterparties and connected person relationship 訂約方與關連人士的關係
(1) **Property Leasing Renewal Agreement** **物業租賃延期協議**	CEA Holding 東航集團
(2) **Financial Services Renewal Agreement** **財務服務延期協議**	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the "Finance Company"), which is interested as to approximately 46.25% by, and thus an associate of, CEA Holding 東航集團財務有限責任公司(「東航財務公司」)，其約46.25%權益由東航集團擁有，因此亦為其聯繫人東航集團財務有限責任公司
(3) **Import and Export Agency Renewal Agreement** **進出口代理延期協議**	東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (the "Import & Export Company"), which is interested as to 55% by, and thus an associate of, CEA Holding 東方航空進出口有限公司(「東航進出口公司」)，其55%權益由東航集團擁有，因此亦為其聯繫人
(4) **Maintenance Services Renewal Agreement** **生產服務延期協議**	上海東方航空設備製造公司 (Shanghai Eastern Aviation Equipment Manufacturing Corporation) (the "Maintenance Company"), which is a wholly-owned subsidiary, and thus an associate, of CEA Holding 上海東方航空設備製造公司(「東航設備公司」)，乃東航集團的全資附屬公司，因此亦為其聯繫人
(5) **Catering Services Agreement** **航空配餐服務協議**	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (the "Holding Catering Company"), which is interested as to 55% by, and thus an associate of, CEA Holding 東方航空食品投資有限公司(「控股食品公司」)，其55%權益由東航集團擁有，因此亦為其聯繫人
(6) **Sales Agency Services Renewal Agreements** **機票銷售代理服務延期協議**	A number of subsidiaries or associates of CEA Holding (collectively, the "Sales Companies") 東航集團多家附屬公司或聯繫人(統稱「機票代理公司」)
(7) **Advertising Services Renewal Agreement** **廣告代理延期協議**	上海東方航空傳媒有限公司 (Shanghai Eastern Aviation Advertising Company Limited) (the "Advertising Company"), which is interested as to 55% by, and thus an associate of, CEA Holding 上海東方航空傳媒有限公司(「東航傳媒公司」)，其55%權益由東航集團擁有，因此亦為其聯繫人
(8) **Automobile Repairing Service Agreement** **汽車維修服務協議**	On or about the end of August 2007, 上海東方航空實業有限公司 (CEA Development Co.) ("CEA Development") has become a non-wholly owned subsidiary of CEA Holding, a controlling shareholder of the Company and hence a connected person of the Company 於二零零七年八月末或前後，上海東方航空實業有限公司(「東航實業公司」)已成為本公司控股股東東航集團的非全資附屬公司，因而為本公司的關連人士

Report of Directors 董事會報告書

Details of the continuing connected transactions are set out as follows:

有關持續關連交易的詳情載於下文。

(1) Property Leasing Renewal Agreement

On 12 May, 2005, the Company entered into a property leasing agreement with CEA Holding, 中國東方航空西北公司 (China Eastern Air Northwest Company) ("CEA Northwest") and 中國東方航空雲南公司 (China Eastern Air Yunnan Company) ("CEA Yunnan"), pursuant to which the Company will lease from CEA Holding, for use by the Group in its daily airlines and other business operations ("Existing Property Leasing Agreement"):

(i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square metres located primarily in Xi'an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres; and

(ii) a maximum of altogether 7 land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square metres primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square metres.

(1) 物業租賃延期協議

於二零零五年五月十二日，本公司與東航集團、中國東方航空西北公司（「東航西北公司」）及中國東方航空雲南公司（「東航雲南公司」）訂立物業租賃協議，據此協議，本公司將向東航集團租賃以下物業，以供本集團的日常航班及其他業務營運使用（「現有物業租賃協議」）：

(i) 東航集團透過東航西北公司並以東航西北公司名義持有位於西安、咸陽及永登合共最多33項土地物業，土地總面積約為692,539平方米，連同合共225項大廈物業及相關建設、基建及設施，總樓面面積約為269,148平方米；及

(ii) 東航集團透過東航雲南公司並以東航雲南公司名義持有位於昆明合共最多七項土地物業，土地總面積約為420,768平方米，連同合共81項大廈物業及相關建設、基建及設施，總樓面面積約為457,722平方米。

Report of Directors 董事會報告書

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011, except that in relation to the group (ii) properties above where previously there will be a total of 81 building properties and related construction, infrastructure and facilities, it will instead, be a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square metres. The group (i) properties above will continue to be leased by the Group without substantial changes. To streamline administrative matters, CEA Holding is the only counterparty to the Property Leasing Renewal Agreement.

於二零零八年四月二十九日，本公司已就現有物業租賃協議的延期訂立一項協議，條款大致上相同，續期三年，自二零零八年七月一日起至二零一一年六月三十日止，惟就上述第(ii)組物業而言，以往有合共81項大廈物業及相關建設、基建及設施，現改為將有合共77項大廈物業及相關設施、基建及設施，總樓面面積約為452,949平方米。上述第(i)組物業將繼續由本集團租賃，而無重大改變。為簡化行政事宜，東航集團為物業租賃延期協議的唯一訂約方。

(2) Financial Services Renewal Agreement

The Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People's Bank of China and the China Banking Regulatory Commission.

On 12 May 2005, the Company entered into a financial services agreement with the Finance Company, pursuant to which the Finance Company will from time to time provide the Group with a range of financial services including (i) deposit services, (ii) loan and financing services and (iii) other financial services such as the provision of trust loans, financial guarantees, credit facilities and credit references (the scope of "other financial services" under the Financial Services Renewal Agreement is not limited and different services may be provided to the Group as and when they are needed) ("Existing Financial Services Agreement").

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement in substantially the same terms for a further term of 3 years.

(2) 財務服務延期協議

東航財務公司乃一家並非銀行的財務公司，獲中國人民銀行及中國銀行業監督管理委員會等有關中國規管機關認可及受其監管。

於二零零五年五月十二日，本公司與東航財務公司訂立財務服務協議，據此協議，東航財務公司將不時向本集團提供一系列金融服務，包括(i)存款服務、(ii)貸款及融資服務，以及(iii)其他財務服務，例如提供信托貸款、財務擔保、信貸安排及信貸資料等(根據財務服務延期協議，「其他財務服務」並沒有限制，必要時可向本團提供不同服務)(「現有財務服務協議」)。

於二零零八年四月二十九日，本公司已就現有財務服務協議的延期訂立一項協議，條款大致上相同，續期三年。

Report of Directors 董事會報告書

Pursuant to the Financial Services Renewal Agreement, the Finance Company shall deposit all moneys deposited by the Group under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. The Finance Company has also undertaken under the Financial Services Renewal Agreement that all outstanding loans it provides to members of the CEA Holding Group will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

根據財務服務延期協議，東航財務公司須將本集團按照協議存放的所有款項存入中國的商業銀行，例如中國工商銀行、中國建設銀行、中國農業銀行及交通銀行。東航財務公司亦已於財務服務延期協議下承諾，東航財務公司向東方航空集團的成員公司提供的所有未償還貸款於任何時候均不會超過其權益股本、盈餘儲備及自其他方收取的存款的總額。

(3) Import and Export Agency Agreement

The Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

On 12 May 2005, the Company entered into an import and export agency agreement with the Import & Export Company, pursuant to which the Import & Export Company will from time to time as its agent provide the Group with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group ("Existing Import and Export Agency Agreement").

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011.

(3) 進出口代理協議

東航進出口公司獲中國商務部批准並獲得在中國經營飛機及相關航空設備及材料的進出口業務的執照。

於二零零五年五月十二日，本公司與東航進出口公司訂立一項進出口代理協議，據此協議，東航進出口公司將不時以其代理人身份向本集團提供進出口代理服務，進出口貨品包括於本集團日常航班營運及民航業務中所需航機及有關原材料、配件、機器與設備(「現有進出口代理協議」)。

於二零零八年四月二十九日，本公司已就現有進出口代理協議的延期訂立一項協議，條款大致上相同，續期三年，自二零零八年七月一日起至二零一一年六月三十日止。

Report of Directors 董事會報告書

(4) Maintenance Services Renewal Agreement

The Maintenance Company is a company located in Shanghai, which is principally engaged in the businesses of providing maintenance, repair and overhaul services in respect of aircraft and aviation equipment, and the manufacturing and sale of related equipment and materials.

On 12 May 2005, the Company entered into a maintenance services agreement with the Maintenance Company, pursuant to which the Maintenance Company will from time to time provide the Group with comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of the Group ("Existing Maintenance Services Agreement").

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Maintenance Services Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011.

(4) 生產服務延期協議

東航設備公司位於上海，主要提供飛機及航空設備生產、維修及檢修服務，以及製造及銷售相關設備及材料。

於二零零五年五月十二日，本公司與東航設備公司訂立生產服務協議，據此協議，東航設備公司將不時向本集團提供綜合服務，包括航機及航空設備的生產、維修及檢修，以及為本集團的日常營運採購所需相關設備及材料(「現有生產服務協議」)。

於二零零八年四月二十九日，本公司已就現有生產服務協議的延期訂立一項協議，條款大致上相同，續期三年，自二零零八年七月一日起至二零一一年六月三十日止。

(5) Catering Services Agreement

The Holding Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Anhui, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Gansu, Wuhan, Xi'an and Yantai.

(5) 航空配餐服務協議

控股食品公司乃主要為航空公司提供膳食及相關服務，並於安徽、江西、濟南、昆明、寧波、青島、上海、甘肅、西安、武漢及煙台多個機場設立營運中心的附屬公司的控股公司。

Report of Directors 董事會報告書

On 12 May 2005, the Company entered into several catering services agreements with the Catering Companies respectively pursuant to which the Catering Companies will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group ("Catering Services"). The Catering Companies provides their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (collectively the "Existing Catering Services Agreements").

於二零零五年五月十二日，本公司分別與東航食品公司訂立若干航空配餐服務協議，據此協議，東航食品公司將不時向本集團提供航機餐飲服務（包括供應飛機餐及飲料、食具及餐具），以及於本集團日常航班營運及民航業務中所需的有關倉儲及配套服務（「航空配餐服務」）。東航食品公司根據本集團的有關成員公司不時指定的規格及時間表提供服務，以配合其營運需要（統稱「現有航空配餐服務協議」）。

On 29 April 2008, the Company entered into an agreement with the Holding Catering Company, pursuant to which the subsidiaries of the Holding Catering Company shall provide the Catering Services in substantially the same terms as set out in the Existing Catering Services Agreements.

於二零零八年四月二十九日，本公司與控股食品公司已訂立協議，據此協議，控股食品公司的附屬公司將提供航空配餐服務，條款大致上與現有航空配餐服務協議相同。

(6) Sales Agency Services Renewal Agreements

The Sales Companies are companies principally engaged in the business of providing agency services in relation to sale of domestic and international air tickets and complementary services such as tourism services (including hotel reservation and sale of souvenirs and other hospitality products). The Sales Companies have established local operating centres in Shanghai, Xi'an, Kunming and other cities and areas in China.

On 12 May 2005, the Company entered into several sales agency services agreements with the Sales Companies, pursuant to which the Sales Companies will from time to time provide the Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of the Group (collectively "Existing Sales Agency Agreements").

(6) 機票銷售代理服務延期協議

機票代理公司的主要業務是提供國內和國際航線的機票及配套服務的代理服務，例如酒店訂房、銷售紀念品及其他旅游產品等旅游服務。機票代理公司在上海、西安、昆明及其他中國城市和地區設有當地營運中心。

於二零零五年五月十二日，本公司與機票代理公司訂立若干機票銷售代理服務協議，據此協議，機票代理公司將不時以其代理人身份向本集團提供機票銷售服務，以及提供本集團日常航班營運及民航業務中所需的配套服務（統稱「現有機票銷售代理服務協議」）。

Report of Directors 董事會報告書

On 29 April 2008, the Company entered into various renewal agreements relating to the renewal of the respective Existing Sales Agreements in substantially the same terms for a term of further 3 years, commencing from 1 July 2008 to 30 June 2011.

於二零零八年四月二十九日，本公司已就各現有機票銷售代理服務協議的延期訂立各項延期協議，條款大致上相同，續期三年，由二零零八年七月一日起至二零一一年六月三十日止。

(7) Advertising Services Renewal Agreement

The Advertising Company is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

On 12 May 2005, the Company entered into an advertising services agreement with the Advertising Company, pursuant to which the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry ("Existing Advertising Services Agreement").

On 29 April 2008, the Company entered into a renewal agreement relating to the renewal of the Existing Advertising Services Agreement in substantially the same terms for a term of further 3 years, commencing from 1 July 2008 to 30 June 2011.

(7) 廣告代理延期協議

東航傳媒公司主要從事多媒體廣告業務，包括廣告設計及製作，以及籌備宣傳活動及計劃。

於二零零五年五月十二日，本公司與東航傳媒公司訂立一項廣告代理協議，據此協議，東航傳媒公司將不時向本集團提供多媒體廣告服務，藉以推廣本集團的業務及籌備宣傳活動及計劃，提升其在民航業的知名度(「現有廣告代理協議」)。

於二零零八年四月二十九日，本公司已就現有廣告代理協議的延期訂立一項協議，條款大致上相同，續期三年，由二零零八年七月一日起至二零一一年六月三十日止。

(8) Automobile Repairing Service Agreement

CEA Development is a company principally engaged in the business of providing various repairing and maintenance services, including but not limited to, ground equipments, metal materials, construction materials, chemical materials, telecommunication equipment and electronic appliances.

On 28 October 2008, the Company and CEA Development entered into an automobile repairing service agreement, pursuant to which, CEA Development will from time to time provide maintenance and repair service to the Company's automobiles that are used in ground services and daily operations for a term commencing from 1 January 2008 to 31 December 2010.

(8) 汽車維修服務協議

東航實業主要從事提供各類維修服務，包括但不限於地面設備、金屬物料、建築物料、化學物料、電信設備及電子設備。

於二零零八年十月二十八日，本公司與東航實業訂立一項汽車維修服務協議，據此，東航實業將不時為本公司用於地面服務及日常營運的汽車提供維修服務，由二零零八年一月一日起至二零一零年十二月三十一日止。

Report of Directors 董事會報告書

The following table sets out the annual caps for the continuing connected transactions between the Group and members of CEA Holding for 2008:

下表所載為本集團與東航集團若干成員公司就持續關連交易訂下的二零零八年度關連交易限額：

Transactions **交易**		**Annual cap for connected transactions conducted in 2008** **二零零八年度關連交易限額** **(RMB'000)** **(人民幣千元)**
1. Property leasing	物業租賃	**60,000**
2. Financial services	財務服務	
deposit and other financial services	存款及其他財務服務	**2,500,000**
3. Import/export agency services	進出口代理服務	**42,700***
4. Maintenance services	生產服務	**16,000**
5. Catering services	航空配餐服務	**469,900**
6. Sales agency services	機票銷售代理服務	**14,920**
7. Advertising services	廣告服務	**21,000**
8. Automobile repairing services	汽車維修服務	**31,000**

* The annual cap in 2008 for this continuing connected transaction has been exceeded. Details of which are set out in the announcement of Company issued in Hong Kong on 15 April 2009.

* 二零零八年度此項持續關連交易超過了限額。詳情載列於本公司在香港發布的日期為二零零九年四月十五日的公告。

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2008 are set out in note 44 to the financial statements prepared in accordance with IFRS.

本集團截至二零零八年十二月三十一日止年度，與本公司的關連人士(定義見上市規則)進行之持續關連交易詳情載列於按國際財務報告準則編製的財務報表註釋44。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2008 and confirmed that:

本公司之獨立非執行董事已審核過在二零零八年此等持續關連交易，並確認：

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(b) 該等交易以(i)一般商務條款(參考在中國同類單位進行性質相似的交易)或(ii)(在無合適的比較情況下)就本公司股東而言為公平及合理的條款進行；及

Report of Directors 董事會報告書

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favorable than terms available to third parties.

(c) 該等交易以(i)遵照各關連交易的有關協議條款或(ii)(在沒有協議的情況下)則按不遜於向第三者提供的條款進行。

In respect of each continuing connected transaction disclosed in note 44 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

就各項載於按照國際財務報告準則編製的財務報表註釋44的持續關連交易，本公司確認已遵守上市規則下的有關規定。

Details of the other related party transactions entered by the Group during the year ended 31 December 2008 are set out in note 44 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

本集團在截至二零零八年十二月三十一日止年度所進行的其他有關連人士交易之詳情載列於按國際財務報表準則編製的財務報表註釋44。此等交易並不屬於上市規則所指之關連交易。

In relation to future deliveries of aircraft, as at 31 December 2008, the following are details of aircrafts on order which are scheduled to be delivered:

關於將來付運的飛機，於二零零八年十二月三十一日，本公司未來付運的飛機詳情如下：

Type of aircraft 飛機類型	Number of aircraft 飛機數目	Year to be delivered 付運年份
A320	10	2009
B737-700	7	2009
B737-800	3	2009
A320	14	2010
B737-700	4	2010
B737-800	2	2010
B787	4	2010

As at the date of this report, the Directors are not aware of any aircraft which is subject to options exercisable during a period of not less than 12 months from 31 December 2008.

截至本年度報告的日期，據本公司董事所知，在二零零八年十二月三十一日後不少於十二個月的期間內，本公司沒有可予行使選擇權的飛機。

Report of Directors 董事會報告書

STAFF QUARTERS

Details of the Group's staff quarters are set out in note 37 to the financial statements prepared in accordance with IFRS.

MATERIAL LITIGATION

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non-conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People's Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believe that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation. As at 31 December 2008, the Group was not involved in any other litigation, arbitration or claim of material importance.

員工宿舍

本集團員工宿舍詳情請參閱本集團根據國際財務報告準則編製之財務報表註釋37。

重大訴訟

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定。該高等法院於二零零八年五月六日駁回了原告的請求。原告遂於二零零八年七月十日提出第二次請求撤銷的動議，二零零八年八月二十七日，加州高等法院再一次駁回了原告的請求。該案進入美國加州上訴法院的上訴程序後，二零零九年二月二十六日，美國加州上訴法院做出二審判決，駁回原告上訴請求，維持一審的裁定。二零零九年三月十六日，原告中國代理律師代表遇難者家屬在北京第二中級人民法院提起訴訟。現本案正在法院立案程序中，我公司尚未正式收到法院傳票。本集團的管理層認為，其負面結果並不會對本公司的財務狀況及經營業績造成不利影響。本集團將向股東披露有關該案進展的信息。截止二零零八年十二月三十一日，本集團未涉及任何其他重大的訴訟、仲裁或程序。

Report of Directors 董事會報告書

SIGNIFICANT EVENTS

(i) On 28 August 2007, China Cargo Airlines Co., Ltd (中國貨運航空有限公司) ("China Cargo"), a non-wholly owned subsidiary of the Company, entered into the sale and purchase agreements and the lease agreements with, inter alia, GE Commercial Aviation Services Limited, regarding the sale and leasing-back of six MD11F aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 19 March 2009.

(ii) On 30 January 2008, the Company entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase 30 Boeing B737NG series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 30 January 2008 and its circular dated 10 April 2008.

(iii) On 27 June 2008, the Company entered into the sale and purchase agreements and the lease agreements with ICBC Financial Leasing Co., Ltd. (工銀金融租賃有限公司), regarding the sale and leasing-back of three Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 4 July 2008 and its circular dated 25 July 2008.

(iv) On 15 January 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (東航集團財務有限責任公司) (the "Finance Company") (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which, the Company shall obtain a short-term loan from CEA Holding through the Finance Company. Details are set out in the overseas regulatory announcement of the Company issued in Hong Kong dated 15 January 2009.

重大事項

(i) 於二零零七年八月二十八日，本公司的非全資附屬公司中國貨運航空有限公司(「中貨航」)與GE Commercial Aviation Services Limited等訂立買賣協議和租賃協議，出售並回租六架MD11F飛機，詳情請參閱本公司在香港刊發的日期為二零零九年三月十九日的公告。

(ii) 於二零零八年一月三十日，本公司與波音公司在上海簽訂《飛機購買協議》，購買30架波音B737NG系列飛機(連發動機)，詳情請參閱本公司在香港刊發的日期為二零零八年一月三十日的公告和日期為二零零八年四月十日的通函。

(iii) 於二零零八年六月二十七日，本公司與工銀金融租賃有限公司簽訂了3架空客A340系列飛機的《飛機買賣協議》和《飛機租賃協議》，出售並回租3架空客A340系列飛機，詳情請參閱本公司在香港刊發的日期為二零零八年七月四日的公告及日期為二零零八年七月二十五日的通函。

(iv) 於二零零九年一月十五日，東航集團(作為委託方)、東航集團財務有限責任公司(「財務公司」)(作為受託方)與本公司(作為借款方)在上海簽訂委託貸款協議，據此，本公司從財務公司獲得由東航集團提供的短期貸款。詳情請參閱本公司在香港刊發的日期為二零零九年一月十五日的海外監管公告。

Report of Directors 董事會報告書

(v) On the extraordinary general meeting of the Company held on 26 February 2009, the shareholders of the Company approved certain amendments to the articles of association of the Company. Details are set out in the circular of the Company issued in Hong Kong dated 8 January 2009 and the announcement of the results of such extraordinary general meeting of the Company issued in Hong Kong dated 26 February 2009.

(v) 於二零零九年二月二十六日舉行的股東特別大會，本公司股東批准本公司章程的若干修訂，詳情請參閱本公司在香港刊發的日期為二零零九年一月八日的通函以及在香港刊發的日期為二零零九年二月二十六日的股東特別大會結果公告。

INDEPENDENT DIRECTORS' OPINION

Independent Directors of the Company have performed auditing work and issued an independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed relevant laws and regulations as well as its articles of association while it has also imposed strict control on the guarantees provided. As at 31 December 2008, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

獨立董事意見

公司獨立董事根據中國證監會的有關規定，對公司對外擔保情況進行了核查，並發表了獨立意見：公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零零八年十二月三十一日公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2008, respectively.

核數師

羅兵咸永道會計師事務所（香港執業會計師）及普華永道中天會計師事務所有限公司（中國註冊會計師）分別為本公司二零零八年度國際及中國核數師。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

劉紹勇
董事長

Shanghai, the PRC
15 April 2009

中國上海
二零零九年四月十五日

00093

Corporate Governance 企業管治

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high quality.

The Company's corporate governance practices include but are not limited to the following:

Articles of association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of the connected transactions, constitutional documents of the audit committee, constitutional documents of the planning and development committee, and constitutional documents of the remuneration and appraisal committee.

As at 31 December 2008 (the "Reporting Period") and as at the date of the announcement of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the financial year ended 31 December 2008 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the "Code"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責、維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高素質的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、關聯交易管理制度以及審核委員會章程、規劃發展委員會章程、薪酬與考核委員會章程等。

截至二零零八年十二月三十一日(「本報告期」)及截至本年報公佈之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零零八年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(《守則》)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的守則條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

Corporate Governance 企業管治

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit committee are independent non-executive directors.
- 17 meetings of the Board were held during the financial year of 2008.
- other than the audit committee and the remuneration and appraisal committee, the Company has also established a governance committee, which is known as the planning and development committee.

比《守則》所載的條文更為嚴格的主要方面：

- 審核委員會的成員全是獨立非執行董事。
- 在二零零八年財政年度內舉行董事會的次數為17次。
- 除審核委員會和薪酬與考核委員會之外，公司還成立了1個管治委員會，即規劃發展委員會。

BOARD

The Company is managed by the Board. The Board is responsible for the leadership and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

董事會

本公司由董事會管理，董事會負責公司的領導及監控工作。各董事透過指揮及監督公司事務，集體對推動本公司的事務負責。

DIRECTORS

At present, the Board consists of 10 Directors, including five independent non-executive Directors. During the first extraordinary general meeting in 2009 held on 3 February 2009, the shareholders of the Company approved the appointment of Mr. Liu Shaoyong and Mr. Ma Xulun as directors of the fifth session of the Board, while Mr. Li Fenghua and Mr. Cao Jianxiong were no longer the directors of the Company.

All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election.

Names, personal particulars and effective date of appointment of the Directors are set out in page 46 to page 64 of this report.

董事

目前本公司董事會由10名董事組成，其中5名為獨立非執行董事。於二零零九年二月三日舉行的二零零九年第一次臨時股東大會，本公司股東批准劉紹勇先生和馬須倫先生加入第五屆董事會，李豐華先生和曹建雄先生不再擔任本公司董事。

所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。

各董事的姓名、個人資料及任職情況載於本報告書第46至64頁。

Corporate Governance 企業管治

Independent non-executive Directors of the Company shall possess extensive skills and experience. They shall be able to play their roles of supervising the checks and balances to the fullest extent to protect the interests of shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence pursuant to Rule 3.13 of the Listing Rules.

本公司的獨立非執行董事具備廣泛的技巧和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和整體公司的利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。

Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence.

根據《上市規則》第3.13條，公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。

All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment.

所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明有關期限和條件。

The Company has provided liability insurance for Directors and senior management in August 2008.

本公司已經於二零零八年八月完成董事和高級行政人員責任保險的投保工作。

Other than working relationships, Directors, Supervisors and senior management of the Company do not have any financial, business or family connection with one another.

本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

董事會的權力

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

董事會定期檢討各營業部門議定的預算及業務目標有關的業績表現，並行使多項保留權力，包括：

- responsibility for convening general meetings and reporting to shareholders on its work;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定公司的經營計劃和投資方案；

Corporate Governance 企業管治

- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and secretary to the Board; appointment or dismissal of the Vice President and chief financial officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the management systems of the Company;
- formulating proposals to amend the articles of association of the Company;
- discharging any other powers and functions granted in general meetings.

The Board is also responsible for the completeness of financial information of the Company and is responsible for maintaining an effective internal control system and for risk management, as well as preparing the financial statements. Setting the business objectives and overseeing the daily operations are the responsibilities of the chief executive officer. The Company's articles of association specify the duties and functions of the Board and management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate.

- 制定公司的年度財務預算方案、決算方案；
- 制定公司的利潤分配方案和彌補虧損方案；
- 制定公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定公司合併、分立、解散的方案；
- 決定公司內部管理機構的設置；
- 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理和財務總監，決定其報酬事項；
- 制定公司的基本管理制度；
- 制定公司章程修改方案；
- 股東大會授予的其他職權。

董事會亦須對財務資料的完整性以及集團內部監控制度及風險管理程序的效能負責。董事會亦負責編製本公司財務報表。達致本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。

Corporate Governance 企業管治

In order to ensure the balance of powers and authorization, the roles of the Chairman and the chief executive officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Ma Xulun, a Director. There are also other senior officers who are responsible for the daily management within their scope of duties.

為確保權力和授權分佈均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由1名董事(馬須倫先生)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

MEETING OF THE BOARD

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors and continued participation in meetings of the Board and of committees of the Board and interviews with key persons in headquarters and other departments, the Directors are encouraged to update their knowledge of technology and their understanding of the Group.

The Company has established a special unit to work for the Board. All the Directors can access the service of the company secretary. The company secretary periodically updates the Directors of the latest information on governance and regulation. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost to the Company. Both the audit committee and the remuneration and appraisal committee may also seek professional advice.

董事會會議

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及其專業委員會會議以及透過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對集團的認識。

公司設立了董事會專門辦事機構，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。審核委員會及薪酬及考核委員會亦可尋求專業意見。

Corporate Governance 企業管治

The company secretary is responsible for the records of the board meetings. These minutes of meetings together with other documents for the board meetings shall be made available to all the Directors. Board meetings are meant to enable the Directors to have open and frank discussions.

董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文件，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

In order to ensure sound corporate governance, the Board has established 3 committees: an audit committee, remuneration and appraisal committee, and planning and development committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary drafts the minutes of meetings for these committees, and the committees report to the Directors.

為確保良好的企業管治，董事會已成立3個小組委員會：審核委員會、薪酬與考核委員會及規劃發展委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

The Board has held 17 meetings during the Reporting Period. The following tables show the attendance rate of each Director at shareholders' general meetings, board meetings and meetings of these specialized committees:

董事會於本報告期內召開了17次會議。下表顯示各董事於本報告期內出席股東大會、董事會及董事會下屬各個專業委員會會議之詳情：

Corporate Governance 企業管治

Directors 董事		Board Meetings Attendance/ No. of meetings 董事會出席次數／會議次數	General Meetings Attendance/ No. of meetings 股東大會出席次數／會議次數
Li Fenghua	李豐華	17/17	2/2
Li Jun	李軍	15/17	1/2
Luo Chaogeng	羅朝庚	12/17	2/2
Cao Jianxiong	曹建雄	12/17	2/2
Luo Zhuping	羅祝平	17/17	2/2
Independent non-executive Director	獨立非執行董事		
Hu Honggao	胡鴻高	17/17	1/2
Independent non-executive Director	獨立非執行董事		
Peter Lok	樂鞏南	15/17	0/2
Independent non-executive Director	獨立非執行董事		
Wu Baiwang	吳百旺	17/17	2/2
Independent non-executive Director	獨立非執行董事		
Zhou Ruijin	周瑞金	14/17	2/2
Independent non-executive Director	獨立非執行董事		
Xie Rong	謝榮	16/17	2/2

Audit Committee: 審核委員會：

Members 委員		Attendance/No. of meetings 出席次數／會議次數
Xie Rong	謝榮	4/4
Hu Honggao	胡鴻高	3/4
Zhou Ruijin	周瑞金	2/4

Planning and Development Committee: 規劃發展委員會：

Members 委員		Attendance/No. of meetings 出席次數／會議次數
Wu Baiwang	吳百旺	2/2
Luo Chaogeng	羅朝庚	2/2
Luo Zhuping	羅祝平	2/2

Corporate Governance 企業管治

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as Directors and any other positions held in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to the guidelines, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據指引於每個財務報告期間要求董事確認他們或其聯繫人與公司或其附屬公司進行的任何有關連的交易。經確認的重大有關連人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of Appendix 10 of the Listing Rules as the securities transactions code for Directors. Each of the Directors and Supervisors of the Company has been issued with a copy of the Model Code upon their appointment.

All the Directors and Supervisors of the Company have confirmed that they have complied with the Model Code in 2008.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid Code of Conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and senior management of the Company.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零零八年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

Corporate Governance 企業管治

In addition, pursuant to the requirements of the Listing Rules for Shares of the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and senior management of the Company every year are not allowed to exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within 6 months after they have sold their shares. They are also not allowed to sell the shares of the Company within 6 months after they have bought the shares of the Company. Additionally, within 6 months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

All the employees who may have unpublished price-sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

所有特定僱員若可能擁有關於本集團的尚未公開股價敏感資料，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

DIRECTORS RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

董事就財務報表所承擔的責任

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

董事確認須就編製本集團財務報表承擔有關責任。

The responsibility statement made by the Company's auditors in respect of the financial statements is set out on page 110 to page 111 of this annual report.

本公司核數師就財務報表所作之申報責任聲明列載於本年報第110至111頁。

INTERNAL CONTROL

內部監控

Internal control system

內部監控制度

The Board shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system through the audit committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial

董事會須對公司／集團的內部監控制度負整體責任，並通過審核委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且可提供可靠的財務資料供內部使

Corporate Governance 企業管治

information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or unlawful conduct. The internal control system is prepared in accordance with the relevant laws, supplementary regulations and constitutional documents.

用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operations, compliance with laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the audit committee and the Board.

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審核委員會及董事會報告。

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continue to monitor risks with the support of the committees and senior management.

董事會確認本公司已具有辨認、管理及報告對達致其策略性目標所面對的重大風險系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the audit committee. Other than the pre-determined scope of work, the department is also required to conduct other specific audits.

The Group's internal audit department reports to the chief executive officer; it may also report directly to the chairman of the audit committee. All internal audit reports are delivered to the Chairman of the Board, chief executive officer, chief financial officer, the management of the audited department and related departments. The outcome of each audit, in summary, will also be discussed with the audit committee. The Board and audit committee of the Company actively monitor the number and seriousness of any weaknesses or issues identified by the internal audit department, and the relevant corrective measures taken by the relevant department.

內部審核

本公司的內部審核部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審核委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

本集團內部審核部的主要報告流程是向行政總裁報告，亦可直接向審核委員會主席報告。所有內部審核報告均送交董事會主席、行政總裁、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審核委員會討論。本公司董事會及審核委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

Corporate Governance 企業管治

RISK MANAGEMENT

Risk management involves identifying and managing business risk effectively, including safety and security, law, environment and goodwill risk.

RISK MANAGEMENT COMMITTEE

The Board has not established a designated risk management committee, but the internal audit department has undertaken related risk management duties and reports to the audit committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage operational risks including:

- establishing risk trends and risk management strategy of the Group and reviewing the risk profile of the Group;
- identifying, assessing and managing material risks the various operating units of the Group are exposed to;
- examining and assessing the suitability of the Group's risk management procedures, systems and internal controls;
- examining and monitoring the compliance of the Group's risk management procedures, systems and internal controls, including whether the Group meets legal and regulatory requirements during the operation.

AUDIT COMMITTEE

The audit committee is responsible for reviewing financial reports, reviewing internal control and corporate governance, and is responsible for making recommendations to the Board. The audit committee comprises Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin, all of whom are independent non-executive Directors. Mr. Xie Rong, the chairman, possesses professional qualifications in accounting.

風險管理

風險管理關乎識別及有效管理業務風險，包括安全及保安、法律、環境及商譽風險。

風險管理委員會

董事會並未專門設有一個風險管理委員會，但公司內部審計部門承擔了相關的風險管理職責，定期向審核委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

- 建立本集團的風險取向和風險管理戰略，確定本集團的風險組合狀；
- 識別、評估、管理本集團不同業務單位面臨的重大風險；
- 審查和評估本集團風險管理程序、制度和內部控制的適當性；
- 審查及監控本集團對風險管理程序、制度及內部控制的遵守情況，包括本集團在開展業務時是否符合審慎、守法的要求。

審核委員會

審核委員會主要負責審核財務報告、檢討內部監控及企業管治的工作，並負責向董事會提出相關的建議。審核委員會由謝榮先生、胡鴻高先生和周瑞金先生組成，三位均為獨立非執行董事，其中謝榮先生為委員會主席並擁有專業的會計資格。

Corporate Governance 企業管治

Constitutional documents of the audit committee are posted on the website of the Company.

審核委員會的章程載於本公司網址。

The audit committee held four meetings in 2008. In each meeting, senior management and external as well as internal auditors were invited to attend. Based on the reports of the external and internal auditors, the audit committee conducted audits on accounting principles and practices, and internal controls adopted by the Group with a view to compliance with the Listing Rules. The committee also conducted reviews of audits, internal control, risk management and financial statements. The Group's interim results for 2008 and the final results for 2007 had been discussed in the audit committee's meetings before they were submitted to the Board for approval.

審核委員會在二零零八年間開會4次，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審核委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零零八年半年及二零零七全年業績經審核委員會開會討論後才建議交由董事會通過。

Attendance of members of the audit committee is as follows:

各審核委員會成員董事的出席率如下：

Directors 董事		**Attendance/ No. of meetings 出席次數／會議次數**	**Attendance 出席率**
Xie Rong	謝榮	4/4	100%
Hu Honggao	胡鴻高	3/4	75%
Zhou Ruijin	周瑞金	2/4	50%

The audit committee has also conducted other compliance work to comply with US reporting requirements in 2008, including review of the Company's compliance with the Sarbanes-Oxley Act; and specifically to consider the work undertaken by the management, including managements' assessment, to ensure the Company's compliance with the internal control regulation (Section 404) of the Sarbanes-Oxley Act.

除此之外，審核委員會亦於二零零八年進行其他符合美國呈報規定的工作，其中包括檢討本公司就《薩班斯－奧克斯萊(Sarbanes－Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

Corporate Governance 企業管治

EXTERNAL AUDITORS

In the Reporting Period, the remuneration of the external auditors is estimated to be RMB18.00 million for the regular annual fee for audit of the Group's 2008 financial statements prepared under IFRS and PRC Accounting Regulations and the other relevant documents applicable for the purpose of 20-F filing. Audit fees are determined by the audit committee and approved by the Board.

The audit committee obtained an overall understanding of the non-audit services and its scope and the related fees, and was satisfied that the non-audit services (in respect of the nature of service and the total cost for non-audit services to the regular annual audit fee) had not affected the independence of the accounting firm. The non-audit services primarily comprise tax compliance services.

The partner appointed by the external auditor to take responsibility for the audit has been responsible for the service since 2006. Pursuant to applicable U.S. securities laws, the partner responsible for the audit of the Company may not undertake the service for more than 5 consecutive years.

外聘審計師

在本報告期內，外聘審計師酬勞預計為人民幣18.00百萬元，包括審計有關本集團按照國際財務報告準則和中國會計準則編製之二零零八年度財務報表及美國20-F表格存檔的當年費用。審計費用需經審核委員會決定及提交董事會批准。

審核委員會已經簡要了解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。非審計服務主要包括稅務常規服務。

外聘審計師目前委派負責本公司審計的合夥人自二零零六年起擔任該職務。根據適用的美國證券法例，負責本公司審計的合夥人不能連續擔任此項工作逾5年。

REMUNERATION AND APPRAISAL COMMITTEE

The remuneration and appraisal committee comprises three members, namely Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang. Mr. Zhou Ruijin, an independent Director, is the chairman of the committee. After each internal meeting, the remuneration and appraisal committee reported to the Board. Constitutional documents of the remuneration and appraisal committee are posted on the Company's website.

The remuneration and appraisal committee did not hold any meeting in 2008.

Under the guidance of the remuneration and appraisal committee, the Company has provided liability insurance for the Directors, Supervisors and senior management of the Company in August 2008.

薪酬與考核委員會

公司薪酬與考核委員會由周瑞金先生、羅朝庚先生和吳百旺先生三位組成，其中獨立董事周瑞金先生為委員會主席。每次委員會召開會議後，均向董事會報告。薪酬與考核委員會的章程載於本公司網址。

薪酬與考核委員會在二零零八年沒有舉行會議。

在薪酬與考核委員會的指導下，本公司於二零零八年八月完成了公司董事、監事及高級管理人員責任保險的投保事宜。

Corporate Governance 企業管治

REMUNERATION POLICY OF DIRECTORS

The policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors of the Company to their performance which helps to encourage their performance and their remaining in office. Pursuant to the policy, Directors are not allowed to approve their own remuneration.

The remuneration of Directors of the Company mainly comprises basic salary and bonus.

BASIC SALARY

Directors review and approve the basic salary of each Director every year pursuant to the remuneration policy of the Company. In 2008, pursuant to the service contracts entered into between the Company and each of the Directors, Directors are entitled to receive a fixed basic salary.

BONUS

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Allowances (before tax) received by the 5 independent non-executive Directors in 2008 were as follows:

Hu Honggao	RMB120,000
Peter Lok	HK$120,000
Wu Baiwang	RMB120,000
Zhou Ruijin	RMB120,000
Xie Rong	RMB120,000

董事之酬金政策

董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與公司目標掛鉤，有助激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

本公司董事酬金之主要組成包括基本薪酬與獎金。

基本薪酬

董事每年均會根據本公司之酬金政策檢討及批準各董事之基本薪酬。二零零八年年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

獎金

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

獨立非執行董事之酬金政策

五名獨立非執行董事之二零零八年度領取如下酬金(含稅)：

胡鴻高	人民幣120,000元
樂鞏南	港幣120,000元
吳百旺	人民幣120,000元
周瑞金	人民幣120,000元
謝榮	人民幣120,000元

Corporate Governance 企業管治

NOMINATION COMMITTEE

The Company has not established a nomination committee at present and the Board is directly responsible for nominating Directors. Pursuant to the articles of association, candidates for Director shall be nominated by the Board or shareholders, and nominations shall be submitted to the general meeting as motions for consideration.

提名委員會

本公司現在沒有成立提名委員會。董事會直接負責提名董事。根據公司章程規定，董事候選人由董事會或股東提名，並以提案方式提交股東大會審議。

INVESTOR RELATIONSHIP

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of major shareholders. Accordingly, the Chairman is required to meet major shareholders in this regard and the routine communication of the Board with the major shareholders is conducted through the company secretary.

The Company has drawn up and implemented an Information Disclosure and Management System and has further improved the information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public; the Company has also established an information disclosure office for which the company secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the rules and systems for information disclosure and related internal control and procedures. It is responsible for monitoring the correct implementation of the various control measures.

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，負責監督各項控制制度的正確執行等工作。

Corporate Governance 企業管治

The Company has also implemented an Investor Relationship Management System, which specifies the basic principles and the institutional structure of the investor relationship management, as well as the duties and responsibilities of investor relationship work, so as to further foster corporate integrity and discipline, and to realize standardized operation, with the ultimate aim of maximizing the corporate value and shareholders' interests, and ensuring that benefits of investors are protected.

本公司還制定並實施了《投資者關係管理制度》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

The Company has released information in relation to its quarterly results. In the latest annual general meeting held on 30 June 2008 in Shanghai, the meeting was open to all the shareholders and the media. A total of 26 shareholders attended in person or by proxy.

本公司亦就其季度業績表現發放訊息。最近期的股東週年大會於二零零八年六月三十日在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有26位股東親身或委任代表出席。

In the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

於股東週年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

Investors and the public may access our website and download coverage on such briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

投資者及公眾登入公司網址，從網上數據庫下載簡報會的文稿資料，網址內亦載有關於本集團各項業務的詳細資料。本公司發布的公告通告或其他文件亦可在本公司網址下載。

In 2008, the company secretary and manager of the capital investment market department held 2 specialized meetings with securities analysts, and also held 1 press conference with media in the PRC.

本公司公司秘書及資本市場部門經理於二零零八年與證券分析員進行了2次專門會議，並舉行1次國內媒體見面會。

Based on publicly available information and to the best knowledge of the Directors of the Company, at least 25% of the total issued share capital of the Company is held by the public. As at 31 December 2008, there were a total of 190,299 shareholders on the Company's register of members.

據本公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零零八年十二月三十一日，本公司股東名冊上共有190,299名股東。

Corporate Governance 企業管治

For any enquiries of the Board, shareholders may use the shareholders' hotline 8621-62686268, e-mail at ir@ce-air.com to contact the company secretary, or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for shareholders to convene annual general meeting or extraordinary general meetings, they may make enquiries of the company secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過股東熱線8621-62686268、電郵ir@ce-air.com聯絡公司秘書，或直接於年會或特別大會上直接提問。關於股東召開年會或特別大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

劉紹勇
董事長

Shanghai, the PRC
15 April 2009

中國上海
二零零九年四月十五日

Report of the Supervisory Committee 監事會報告書

Dear Shareholders,

In 2008, the members of the Supervisory Committee, basing themselves on the powers bestowed upon them by the Company Law and the Articles of Association of the Company and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

I. Meetings Convened by the Supervisory Committee:

1. On 14 April 2008, the Supervisory Committee held a meeting, during which it adopted the Report of the Supervisory Committee for the year 2007, and resolved that it would be put forward to the 2007 Annual General Meeting of the Company for consideration; and at the same time, the Committee reviewed the financial report of the Company for the year 2007 and expressed a written audit opinion that the financial report of the Company for the year 2007 truly reflected the financial position and operating results of the Company which was objective and fair, and resolved that it would be put forward to the 2007 Annual General Meeting of the Company for consideration; and it agreed with the profit distribution proposal in 2007 passed by the Board of Directors;

2. On 26 August 2008, the Supervisory Committee held a meeting, during which it reviewed the 2008 interim report of the Company and resolved that the 2008 interim report of the Company truly reflected the financial position and operating results of the Company in the first half of 2008 which was objective and fair;

3. On 28 October 2008, the Supervisory Committee held a meeting, during which it reviewed the full text and summary of the Company's report for the third quarter of 2008 and expressed a written audit opinion.

各位股東：

二零零八年度，本監事會依照《公司法》和《公司章程》賦予的權利，本着對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護公司及全體股東的合法權益。

一、監事會召開會議情況：

1、 本監事會於二零零八年四月十四日召開會議，審議通過《監事會二零零七年度工作報告》，並決定將其提交公司二零零七年度股東大會審議，同時還審議了公司二零零七年度財務報告，監事會以書面形式發表了審核意見：認為公司二零零七年度財務報告如實地反映了公司的財務狀況和經營成果，是客觀公允的。同意將二零零七年度財務報告提交公司二零零七年度股東大會審議；同意董事會審議通過的二零零七年度分配利潤預案；

2、 監事會於二零零八年八月二十六日召開會議，審議公司二零零八年度中期財務報告並以決議的形式發表了審核意見：認為該報告真實地反映了公司二零零八年上半年的的財務狀況和經營成果，是客觀公允的；

3、 監事會於二零零八年十月二十八日召開會議，審核了公司二零零八年第三季度報告的正文及摘要，並發表了書面審核意見。

Report of the Supervisory Committee 監事會報告書

II. Independent Opinion of the Supervisory Committee:

1. Legality of the Operation of the Company

In 2008, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Listing Rules, the Articles of Association of the Company and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The directors and the senior management of the Company were able to protect the general interests of the shareholders and the Company and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

2. Financial Position of the Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers audited the financial report of the Company for the year 2008 prepared in accordance with the PRC Accounting Regulations and IFRS respectively and issued standardized audited report with unqualified opinions. The Supervisory Committee reviewed the financial report for the year 2008 and resolved that it objectively, truly and fairly reflected the financial position, operating results and the cash flow of the Company. The Supervisory Committee has carefully reviewed financial information such as the profit distribution proposal to be submitted to the 2008 Annual General Meeting for consideration, and found no problems with these submissions.

二、監事會獨立意見：

1、 公司依法運作情況

二零零八年度，監事會對公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為公司嚴格按照《公司法》、《證券法》、《上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水平有進一步提升。公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2、 公司財務情況

普華永道中天會計師事務所和羅兵咸永道會計師事務所分別就本公司二零零八年度按中國會計準則和國際財務報告準則編制的財務報告進行了審計，並出具了標準無保留意見的審計報告。監事會經審閱，認為二零零八年度財務報告客觀、真實、公允地反映了本公司的財務狀況、經營成果及現金流情況。監事會還全面審核了擬提交二零零八年度股東大會審議的利潤分配預案等財務資料，未發現有任何問題。

Report of the Supervisory Committee 監事會報告書

3. Purchases or Sales of Assets in the Company

During the reporting period, there were no purchases or sales of assets in the Company.

4. Connected Transactions of the Company

The Supervisory Committee conducted examinations to all the connected transactions of the Company in the current year, and believed that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board of Directors in making decisions, signing of agreements and information disclosure.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Articles of Association of the Company and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore monitoring and control mechanisms which are of benefit in protecting investors and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the shareholders, Board of Directors, staff and workers.

On behalf of the Supervisory Committee

Liu Jiangbo
Chairman of the Supervisory Committee

Shanghai, the PRC
15 April 2009

3、 公司收購、出售資產情況

報告期內，本公司無收購、出售資產情況。

4、 公司關聯交易情況

監事會對本年度公司的所有關聯交易事項進行了審查，認為本年度內公司所有涉及關聯交易的合同、協議、以及其他相關文件，符合法律程序，交易條款對公司及全體股東而言是公平合理的，關聯交易嚴格按照“公平、公正、公開”的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協議和信息披露等情形。

新的一年，本監事會將一如既往、認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者和促進公司發展的監督機制。

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

承監事會命

劉江波
監事會主席

中國上海
二零零九年四月十五日

Independent International Auditor's Report 獨立國際核數師報告

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(incorporated in the People's Republic of China with limited liability)

We have audited the financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 112 to 264, which comprise the consolidated and Company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

致中國東方航空股份有限公司全體股東：

(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第112至264頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的財務報表，此綜合財務報表包括於二零零八年十二月三十一日的本集團之綜合及本公司之資產負債表與截至該日止年度的本集團綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

Independent International Auditor's Report 獨立國際核數師報告

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

審核涉及執行程式以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程式取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程式，但並非為對公司的內部控制的有效性發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

我們相信，我們所獲得的審核憑證已充足和適當地為我們的審核意見提供了基礎。

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2008, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零零八年十二月三十一日的財務狀況及貴集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 15 April 2009

羅兵咸永道會計師事務所
執業會計師
香港，二零零九年四月十五日

Consolidated Income Statement 綜合損益表

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

		Note 註釋	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元 (Restated) (Note 2(b)) (已重述) (註釋2(b))
Revenues	**收入**	5	**41,072,557**	42,533,893
Other operating income	**其他營業收益**	6	**405,163**	487,562
Other gains	**其他收益**	6	**267,084**	–
Operating expenses	**營業支出**			
Aircraft fuel	飛機燃料		**(18,488,242)**	(15,117,147)
(Loss)/gain on fair value movements of financial derivatives	衍生工具公允價值變動損益	8	**(6,400,992)**	83,965
Take-off and landing charges	飛機起降費		**(5,279,590)**	(5,174,183)
Depreciation and amortisation	固定資產折舊、攤銷		**(4,781,562)**	(4,719,735)
Wages, salaries and benefits	工資、薪金及福利	9	**(4,545,312)**	(4,327,397)
Aircraft maintenance	飛機維修費		**(3,272,981)**	(2,392,039)
Impairment losses	資產減值損失	10	**(2,976,678)**	(227,456)
Food and beverages	航空餐食供應		**(1,321,268)**	(1,230,754)
Aircraft operating lease rentals	飛機經營性租賃租金		**(2,734,802)**	(2,850,873)
Other operating lease rentals	其他經營性租賃租金		**(369,236)**	(292,844)
Selling and marketing expenses	銷售及市場費用		**(1,562,945)**	(1,805,342)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(769,849)**	(781,613)
Ground services and other charges	地面服務及其他費用		**(268,873)**	(224,466)
Office, administrative and other expenses	辦公、管理及其他費用		**(4,055,679)**	(3,833,938)
Total operating expenses	營業支出總額		**(56,828,009)**	(42,893,822)
Operating (loss)/profit	**經營(虧損)／溢利**	11	**(15,083,205)**	127,633
Finance income	財務收入	12	**2,061,625**	2,140,457
Finance costs	財務費用	13	**(2,328,147)**	(1,978,550)
Share of results of associates	攤佔聯營公司業績	23	**69,668**	58,312
Share of results of jointly controlled entities	攤佔共同控制實體業績	24	**24,050**	30,086
(Loss)/profit before income tax	**稅前(虧損)／溢利**		**(15,256,009)**	377,938
Income tax	稅項	14	**(73,916)**	(23,763)
(Loss)/profit for the year	年度(虧損)／溢利		**(15,329,925)**	354,175
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**(15,268,532)**	378,568
Minority interests	少數股東權益		**(61,393)**	(24,393)
			(15,329,925)	354,175
(Loss)/earnings per share attributable to the equity holders of the Company during the year	**年內本公司權益持有人應佔每股(虧損)／溢利**			
– basic and diluted	－基本及攤薄	17	**RMB (3.14)**	RMB 0.08

The notes on pages 121 to 264 are an integral part of these financial statements.

註釋121頁至264頁為財務報表的整體部份。

00116

Consolidated Balance Sheet 綜合資產負債表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2008 於二零零八年十二月三十一日

		Note 註釋	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元 (Restated) (Note 2(b)) (已重述) (註釋2(b))
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**164,851**	1,244,706
Property, plant and equipment	物業、機器及設備	19	**52,678,473**	47,269,754
Lease prepayments	預付租賃款	20	**996,521**	967,497
Advanced payments on acquisition of aircraft	飛機預付款	21	**6,413,554**	6,695,573
Investments in associates	投資於聯營公司	23	**980,319**	601,119
Investments in jointly controlled entities	投資於共同控制實體	24	**362,332**	336,966
Available-for-sale financial assets	可供出售金融資產		**31,268**	53,236
Other long-term assets	其他長期資產	25	**941,556**	660,751
Deferred tax assets	遞延税項資產	35	**81,947**	113,211
Derivative assets	衍生資產	38	**988**	6,077
			62,651,809	57,948,890
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**871,364**	1,124,936
Trade receivables	應收賬款	26	**1,146,522**	2,096,007
Amounts due from related companies	應收有關聯公司款項	44	**208,289**	65,455
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**4,126,219**	2,555,649
Cash and cash equivalents	現金及現金等價物	28	**3,451,010**	1,655,244
Derivative assets	衍生資產	38	**123,010**	89,470
Non-current assets held for sale	待出售非流動資產	41	**473,667**	2,205,450
			10,400,081	9,792,211
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**1,013,878**	1,211,209
Trade payables and notes payable	應付賬款及應付票據	29	**5,144,858**	3,137,880
Amounts due to related companies	應付有關聯公司款項	44	**413,126**	671,593
Other payables and accrued expenses	其他應付款及預提費用	30	**12,147,175**	9,591,245
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**1,916,989**	2,545,223
Current portion of borrowings	借款的流動部分	32	**26,513,320**	18,494,521
Income tax payable	應付税項		**39,002**	90,867
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部分	33	**213,830**	–
Derivative liabilities	衍生負債	38	**6,456,075**	20,238
Liabilities directly associated with non-current assets held for sale	與待出售非流動資產直接相關的負債	41	**–**	127,239
			53,858,253	35,890,015
Net current liabilities	**淨流動負債**		**(43,458,172)**	(26,097,804)
Total assets less current liabilities	**總資產減流動負債**		**19,193,637**	31,851,086

Consolidated Balance Sheet 綜合資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2008 於二零零八年十二月三十一日

		Note 註釋	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元 (Restated) (Note 2(b)) （已重述） （註釋2(b)）
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**18,891,910**	13,906,987
Borrowings	借款	32	**8,588,052**	11,369,307
Provision for aircraft overhaul expenses	飛機大修費用準備	33	**1,320,188**	956,910
Other long-term liabilities	其他長期負債	34	**1,320,759**	1,242,697
Deferred tax liabilities	遞延稅項負債	35	**57,589**	50,369
Post-retirement benefit obligations	退休後福利準備	36(b)	**1,469,124**	1,370,702
Derivative liabilities	衍生負債	38	**185,524**	21,558
			31,833,146	28,918,530
Net (liabilities)/assets	**淨(負債)／資產**		**(12,639,509)**	2,932,556
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	39	**4,866,950**	4,866,950
Reserves	儲備	40	**(17,964,351)**	(2,506,379)
			(13,097,401)	2,360,571
Minority interests	少數股東權益		**457,892**	571,985
Total equity	**總權益**		**(12,639,509)**	2,932,556

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

00118

The notes on pages 121 to 264 are an integral part of these financial statements.

註釋121頁至264頁為財務報表的整體部份。

Company's Balance Sheet 公司資產負債表

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*

As at 31 December 2008 於二零零八年十二月三十一日

		Note 註釋	**2008** 二零零八年 **RMB'000** 人民幣千元	2007 二零零七年 RMB'000 人民幣千元 (Restated) (Note 2(b)) (已重述) (註釋2(b))
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**164,579**	939,674
Property, plant and equipment	物業、機器及設備	19	**44,512,840**	38,580,747
Lease prepayments	預付租賃款	20	**420,272**	425,136
Advanced payments on acquisition of aircraft	飛機預付款	21	**6,413,554**	6,695,573
Investments in subsidiaries	投資於附屬公司	22	**2,523,715**	2,473,716
Investments in associates	投資於聯營公司	23	**762,058**	377,872
Investments in jointly controlled entities	投資於共同控制實體	24	**301,802**	301,802
Available-for-sale financial assets	可供出售金融資產		**15,520**	37,487
Other long-term assets	其他長期資產	25	**765,351**	498,849
Derivative assets	衍生資產	38	**988**	6,077
			55,880,679	50,336,933
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件		**707,587**	864,204
Trade receivables	應收賬款	26	**750,495**	1,375,156
Amounts due from related companies	應收有關聯公司款項	44	**1,518,341**	1,618,332
Prepayments, deposits and other receivables	預付款、存款及其他應收款	27	**3,706,776**	2,150,609
Cash and cash equivalents	現金及現金等價物	28	**2,361,941**	1,040,897
Derivative assets	衍生資產	38	**123,010**	89,470
Non-current assets held for sale	待出售非流動資產	41	**473,667**	764,120
			9,641,817	7,902,788
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**1,013,878**	1,211,209
Trade payables and notes payable	應付賬款及應付票據	29	**4,747,230**	2,662,716
Amounts due to related companies	應付有關聯公司款項	44	**695,803**	777,422
Other payables and accrued expenses	其他應付款及預提費用	30	**10,486,958**	8,304,694
Current portion of obligations under finance leases	融資租賃負債的流動部分	31	**1,715,062**	2,316,781
Current portion of borrowings	借款的流動部分	32	**24,063,433**	15,943,774
Current portion of provision for aircraft overhaul expenses	飛機大修費用準備的流動部分	33	**139,710**	–
Derivative liabilities	衍生負債	38	**6,456,075**	20,238
Liabilities directly associated with non-current assets held for sale	與待出售非流動資產直接相關的負債	41	**–**	127,239
			49,318,149	31,364,073
Net current liabilities	**淨流動負債**		**(39,676,332)**	(23,461,285)
Total assets less current liabilities	**總資產減流動負債**		**16,204,347**	26,875,648

Company's Balance Sheet 公司資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2008 於二零零八年十二月三十一日

		Note 註釋	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元 (Restated) (Note 2(b)) (已重述) (註釋2(b))
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	31	**16,814,109**	11,455,722
Borrowings	借款	32	**7,045,080**	9,650,583
Provision for aircraft overhaul expenses	飛機大修費用準備	33	**1,028,980**	737,371
Other long-term liabilities	其他長期負債	34	**1,235,953**	1,159,773
Post-retirement benefit obligations	退休後福利準備	36(b)	**1,286,878**	1,195,070
Derivative liabilities	衍生負債	38	**185,524**	21,558
			27,596,524	24,220,077
Net (liabilities)/assets	**淨(負債)／資產**		**(11,392,177)**	2,655,571
Equity	**權益**			
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔資本及權益			
Share capital	股本	39	**4,866,950**	4,866,950
Reserves	儲備	40	**(16,259,127)**	(2,211,379)
Total equity	**總權益**		**(11,392,177)**	2,655,571

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

00120

The notes on pages 121 to 264 are an integral part of these financial statements.

註釋121頁至264頁為財務報表的整體部份。

Consolidated Cash Flow Statement 綜合現金流量表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)

For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

		Note 註釋	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Cash flows from operating activities	**營運活動的現金流量**			
Cash generated from operations	營運產生的現金	42(a)	**2,942,466**	3,142,834
Income tax paid	已付所得稅		**(86,931)**	(62,549)
Net cash inflow from operating activities	**營運活動產生的淨現金流入**		**2,855,535**	3,080,285
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購入物業、機器及設備		**(1,289,350)**	(1,592,310)
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**1,856,358**	70,681
Acquisition of land use rights	購入土地使用權		**(53,117)**	–
Advanced payments on acquisition of aircraft	飛機、發動機及飛行設備的預付款		**(3,603,824)**	(3,737,079)
Refunds of advanced payments upon deliveries of aircraft	飛機交付時收回的飛機預付款		**2,422,252**	3,064,580
Repayment of other payables (instalment payment for acquisition of an airline business)	償還其他應付款(購入一航空業務的分期付款)		**(30,000)**	(30,000)
Interest received	已收利息		**90,635**	96,849
Dividend received	已收股息		**29,679**	22,367
Capital injections in a jointly controlled entity	向共同控制實體注資		**–**	(92,416)
Capital injections in associates	增購聯營公司的權益		**(384,186)**	–
Proceeds from disposal of interest in an associate	出售聯營公司權益所得現金		**3,698**	–
Proceeds on disposal of available-for-sale financial assets	出售可持作買賣的金融資產		**32,972**	–
Proceeds from disposal of interest in a subsidiary	出售附屬公司權益所得現金		**–**	441,002
Net cash outflow from investing activities	**投資活動產生的淨現金流出**		**(924,883)**	(1,756,326)

Consolidated Cash Flow Statement 綜合現金流量表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

		Note 註釋	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	短期銀行貸款所得款		**25,403,301**	18,464,695
Repayments of short-term bank loans	償還短期銀行貸款		**(19,986,723)**	(16,020,304)
Proceeds from draw down of long-term bank loans	長期銀行貸款所得款		**4,748,071**	3,383,349
Repayments of long-term bank loans	償還長期銀行貸款		**(3,922,593)**	(2,985,480)
Principal repayments of finance lease obligations	償還融資租賃負債的本金		**(2,593,656)**	(2,974,718)
Payments of restricted bank deposit	為美元貸款支付的限制型存款		**(1,365,116)**	–
Interest paid	已付利息		**(2,741,980)**	(2,240,721)
Refunds of deposits pledged for finance leases upon maturities	收回到期融資租賃飛機押金		**419,604**	779,646
Dividends paid to minority shareholders of subsidiaries	向附屬公司的少數股東支付股利		**(52,700)**	(46,400)
Net cash outflow from financing activities	**融資活動產生淨現金流出**		**(91,792)**	(1,639,933)
Net increase/(decrease) in cash and cash equivalents	**現金及現金等價物淨增加／(減少)**		**1,838,860**	(315,974)
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**1,655,244**	1,987,486
Exchange adjustments	匯率調整		**(43,094)**	(16,268)
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**		**3,451,010**	1,655,244

00122

The notes on pages 121 to 264 are an integral part of these financial statements.

註釋121頁至264頁為財務報表的整體部份。

Consolidated Statement of Changes in Equity 綜合權益變動表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司持有人應佔權益					
		Share capital 股本 RMB'000 人民幣千元	Other reserves 儲備 RMB'000 人民幣千元	Accumulated losses 累積虧損 RMB'000 人民幣千元	Subtotal 匯總 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元	Total equity 總權益 RMB'000 人民幣千元
Balance at 1 January 2007 as previously presented	二零零七年一月一日結餘，重述前	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	提前採用國際財務報告詮釋委員會詮釋13號的影響(註釋2(b)(i))	-	-	(362,606)	(362,606)	-	(362,606)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	物業、機器及設備價值計量會計政策變更的影響(註釋2(b)(ii))	-	(490,688)	76,430	(414,258)	(12,981)	(427,239)
Balance at 1 January 2007 as restated	二零零七年一月一日結餘，重述後	4,866,950	792,189	(3,621,106)	2,038,033	648,765	2,686,798
Cash flow hedges, net of tax	現金流量套期，扣除稅項	-	(78,197)	-	(78,197)	-	(78,197)
Fair value movements of available for sale investments held by associates (Note 23)	攤佔聯營公司所持的可供出售投資的公允價值變動(註釋23)	-	22,167	-	22,167	-	22,167
Net income recognised directly in equity	直接確認在權益的淨收入	-	(56,030)	-	(56,030)	-	(56,030)
Profit/(loss) for the year	年度溢利／(虧損)	-	-	378,568	378,568	(24,393)	354,175
Total recognised income and expense for 2007	二零零七年度確認的總收入	-	(56,030)	378,568	322,538	(24,393)	298,145
Dividend paid to minority interests in subsidiaries	支付附屬公司少數股東股利	-	-	-	-	(46,400)	(46,400)
Disposal of a subsidiary	出售附屬公司	-	-	-	-	(5,987)	(5,987)
Adjustment to statutory and discretionary reserves	調整法定及任意公積金	-	(428,808)	428,808	-	-	-
		-	(428,808)	428,808	-	(52,387)	(52,387)
Balance at 31 December 2007	二零零七年十二月三十一日結餘	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556

Consolidated Statement of Changes in Equity 綜合權益變動表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司持有人應佔權益					
		Share capital 股本 RMB'000 人民幣千元	Other reserves 儲備 RMB'000 人民幣千元	Accumulated losses 累積虧損 RMB'000 人民幣千元	Subtotal 匯總 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元	Total equity 總權益 RMB'000 人民幣千元
Balance at 1 January 2008, as previously presented	二零零八年一月一日結餘，重述前	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	提前採用國際財務報告詮釋委員會－詮釋13號的影響(註釋2(b)(i))	-	-	(345,115)	(345,115)	-	(345,115)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	物業、機器及設備價值計量會計政策變更的影響(註釋 2(b)(ii))	-	(490,688)	168,611	(322,077)	(12,981)	(335,058)
Balance at 1 January 2008, as restated	二零零八年一月一日結餘，重述後	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Cash flow hedges, net of tax	現金流量套期，扣除稅項	-	(170,360)	-	(170,360)	-	(170,360)
Fair value movements of available for sale investments held by associates (Note 23)	攤佔聯營公司所持的可供出售投資的公允價值變動(註釋23)	-	(19,080)	-	(19,080)	-	(19,080)
Net loss recognised directly in equity	直接確認在權益的淨虧損	-	(189,440)	-	(189,440)	-	(189,440)
Loss for the year	年度虧損	-	-	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)
Total recognised income and expense for 2008	二零零八年度確認的收益及成本	-	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)
Dividend paid to minority interests in subsidiaries	支付附屬公司少數股東股利	-	-	-	-	(52,700)	(52,700)
		-	-	-	-	(52,700)	(52,700)
Balance at 31 December 2008	二零零八年十二月三十一日結餘	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)

00124

The notes on pages 121 to 264 are an integral part of these financial statements.

註釋121頁至264頁為財務報表的整體部份。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on 15 April 2009.

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地址為中國上海浦東國際機場機場路66號。本公司及其附屬公司(「本集團」)主要經營民航業務，包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家位於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股份在香港聯合交易所有限公司、紐約證券交易所及上海證券交易所上市。

本綜合財務報表已經由董事會在二零零九年四月十五日批准刊發。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

In preparing the financial statements, the directors have given careful consideration to the going concern status of the Group in the context of the Group's current working capital difficulties.

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的財務報表是根據國際財務報告準則(「財務準則」)及香港公司條例的披露規定編製。財務報表已按照歷史成本法編製，並就可供出售金融資產、按公允值透過損益記賬的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在財務報表註釋4中披露。

於編制本年度財務報表時，本公司董事會結合目前營運資金所遇到的困難，對本集團的持續經營能力進行了充分詳盡的評估。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

The Group's accumulated losses were approximately RMB18.08 billion as at 31 December 2008; its current liabilities exceeded its current assets by approximately RMB43.46 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the directors have taken active steps to seek additional sources of finance and improve the Group's liquidity position. At 31 December 2008, the Group had total credit facilities of RMB13.5 billion from certain banks. Since 31 December 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 47 – "Post balance sheet events" for details). The directors believe that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to China Eastern Air Holding Company ("**CEA Holding**"), the Company's shareholder, and CES Global Holding (Hong Kong) Limited ("**CES Global**"), a wholly-owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meetings held on 26 February 2009 (see Note 47 – "Post balance sheet events" for details).

2. 重要會計政策摘要(續)

(a) 編製基準(續)

截至2008年12月31日，本集團的累計虧損約為人民幣180.80億元，流動負債超過流動資產約人民幣434.58億元，同時負債總額超過資產總額約人民幣126.40億元。

本公司董事會已積極採取措施應對上述情況，不斷尋求新的融資渠道以改善本集團的流動資金狀況。截至2008年12月31日，本集團已簽約但尚未使用的銀行授信額度約為人民幣135億元。自2008年12月31日後，本公司又自各大銀行和金融機構累計獲得人民幣360億元的授信額度(註釋47－資產負債表日後事項)。基於以往的經驗，本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。此外，已於2009年2月26日舉行的特別股東大會上亦通過了關於本公司向本公司股東 － 中國東方航空集團公司(「東航集團」)及東航集團全資子公司 － 東航國際控股(香港)有限公司(「東航國際」)定向增發累計總值約人民幣70億元股票的方案(詳見註釋47－資產負債表日後事項)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group's history of obtaining finance and its relationships with its bankers and creditors, the Board of Directors considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(i) Standards, amendment and interpretations effective in 2008

- IFRIC 14, 'IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction', provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group's financial statements, as the Group has a pension deficit and is not subject to any minimum funding requirements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

鑒於上述取得的額外授信額度、獲准的股票增發方案，以及本集團獲取融資的記錄、與各大銀行及金融機構的良好合作關係，本公司董事會認為本集團可以繼續獲取足夠的融資來源，以保證經營以及償還到期債務所需的資金。基於以上所述，本公司董事會確信本集團將會持續經營，並以持續經營為基礎編制本年度財務報表。本年度財務報表不包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

(i) 在二零零八年已生效的準則、修訂及詮釋

- 國際財務報告詮釋委員會詮釋第14號「國際會計準則第19號－界定福利資產限額、最低資金要求及兩者相互關係」。國際財務報告詮釋委員會詮釋第14號對國際會計準則第19號有關評估可確認為資產的盈餘金額的限額提供指引。此項準則亦解釋了公積金資產或負債如何可能受法定或合約性的最低資金要求所影響。由於本集團的養老金結餘虧損且其不受最低籌資要求的限制，因此該詮釋對本集團帳目無影響。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) Standards, amendment and interpretations effective in 2008 (continued)

- IFRIC 11, 'IFRS 2 — Group and treasury share transactions', provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 在二零零八年已生效的準則、修訂及詮釋(續)

- 國際財務報告詮釋委員會詮釋第11號「國際財務準則第2號－集團和庫藏股交易」為以股份為基礎的支付涉及庫藏股或涉及集團主體(如母公司)權益工具在母公司或集團帳目以權益結算或現金結算提供了指引。該項詮釋對本集團的帳目無影響。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2009 or later periods, but the Group has not early adopted them:

- IAS 1 (Revised), 'Presentation of financial statements' (effective from 1 January 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS (Revised) from 1 January 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零九年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際會計準則1 (經修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。此項經修訂準則禁止在權益變動表中呈列收入及支出項目(即「非擁有人的權益變動」)，並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列，但實體可選擇在一份業績報表(全面收入報表)中，或在兩份報表(綜合收益表和全面收入報表)中呈列。如實體重列或重新分類比較數字，除了按現時規定呈列當期和前期期終的資產負債表外，還須呈列前期期初的經重列資產負債表。本集團將會由二零零九年一月一日起應用國際會計準則(經修訂)。綜合收益表和全面收入報表很有可能會呈列為業績報表。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IFRS 8, 'Operating segments' (effective from 1 January 2009). IFRS replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from 1 January 2009, The expected impact is still being assessed in detail by management.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效,並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際財務準則第8號「營運分部」(由二零零九年一月一日起生效)。國際財務準則第8號取代了國際會計準則第14號,並將分部報告與美國準則SFAS131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」,即分部資料須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起採用國際財務準則第8號,管理層仍在詳細評估該準則變更對財務報表的影響。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IAS 27 (Revised) "Consolidated and Separate Financial Statements" (effective from annual period beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from 1 January 2010.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則第27號(經修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)。此項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內的權益中呈列，並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權的權益變動，在權益中記賬。當失去對附屬公司的控制權時，將該前附屬公司的資產、負債和相關權益部份剔除確認。任何溢利或虧損在收益表中確認。在該前附屬公司所保留的任何投資按控制權失去當日的公平值記賬。本集團將會由二零一零年一月一日起採用國際會計準則第27號(經修訂)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IFRS 3 (Revised) "Business Combinations" (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are 'capable of being conducted' rather than 'are conducted and managed'. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. All acquisition related cost should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效,並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際財務準則第3號(經修訂)「企業合併」(適用於企業合併的收購日期是在二零零九年七月一日或以後開始的首個年度報告期間或以後)。此項修訂或會令更多交易採用收購會計法記賬,因為單純以合約方式合併和互助實體的合併已被納入此項準則的範圍內,而業務的定義已作出輕微修改。該準則現説明有關成份乃「能夠進行」而非「進行和管理」。該修訂規定了代價(包括或然代價)、每項可辨識的資產和負債必須按其收購日的公平值計量,惟租賃和保險合約、重新購入的權利、賠償保證資產以及須根據其他國際財務報告準則計量的若干資產和負債則除外。這些項目包括所得税、僱員福利、以股份為基礎的付款以及持作出售的非流動資產和已終止經營業務。在某一被收購方的任何非控制性權益可按公平值,或按非控制性權益以比例應佔被收購方的可辨識淨資產計量。本集團將會由二零一零年一月一日起應用國際財務報告準則第3號(經修訂)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IAS 36 (Amendment), 'Impairment of assets' (effective from 1 January 2009). The amendment is part of the IASB's annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 January 2009.

- IAS 38 (Amendment), 'Intangible assets' (effective from 1 January 2009). The amendment is part of the IASB's annual improvements project published in May 2008. A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from 1 January 2009, but it is not expected to have any impact on the Group's financial statements.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則第36號(經修訂)「資產減值」(由二零零九年一月一日起生效)。該項修訂為2008年5月公佈的國際會計準則理事會年度改進專案的一部分。當公允價值減處置費用基於貼現現金流計算時，同時須披露相應的使用價值計算。本集團將於2009年1月1日起應用國際會計準則第36號(經修訂)並在減值測試時提供相關披露。

- 國際會計準則第38號(經修訂)「無形資產」(由二零零九年一月一日起生效)。該項修訂為2008年5月公佈的國際會計準則理事會年度改進專案的一部分。只有在獲得貨物的所有權或得到服務之前的所付款項才能被確認為預付款。這意味著當集團得到訂購目錄時訂購指出將被確認，而不是在該目錄被發放到客戶時，這也是集團現行的會計處理方法。本集團將於2009年1月1日起應用國際會計準則第38號(經修訂)，但預期該變更將不會對本集團財務報告產生影響。

00134

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IAS 19 (Amendment), 'Employee benefits' (effective from 1 January 2009). The amendment is part of the IASB's annual improvements project published in May 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, 'Provisions, contingent liabilities and contingent assets', requires contingent liabilities to be disclosed, not recognised. IAS 19 has been amended to be consistent. The Group will apply the IAS 19 (Amendment) from 1 January 2009. The expected impact is still being assessed in detail by management.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則第19號(經修訂)「僱員福利」(由二零零九年一月一日起生效)。該項修訂是2008年5月公佈的國際會計準則理事會年度改進專案的一部分。該修正案界定了當一項計劃修正案會導致福利承諾受未來工資增長影響而發生一定變動的為削減項，而如果其導致確定福利負債的現值減少則歸屬於過去服務的變動福利將產生消極的過去服務成本。修訂後的計劃資產返還的定義顯示當計劃管理成本於確定福利負債估量中被剔除時，該項支出在計劃資產返還計算時亦被扣除。短期與長期僱員福利的差異基於僱員服務實現後12個月內或12個月以後實現福利而確定。國際會計準則第37條「準備、或然負債及或然資產」要求披露谿然負債而非確認。國際會計準則第19條亦做出修改以保持一致性。本集團將於2009年1月1日起應用國際會計準則第19條(經修訂)。管理層仍在詳細評估其影響。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group's operations (continued)

- IFRS 7 (Amendment), 'Financial instruments: Disclosure' (effective from 1 January 2009). The amendment forms part of the IASB's response to the financial crisis aims at improving transparency and enhance accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Group will apply the IFRS 7 (Amendment) and provide the required disclosure, where applicable, prospectively from 1 January 2009.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 仍未生效，並與本集團經營活動有關的準則、修訂及對現有準則的詮釋(續)

- 國際財務準則第7號(經修訂)「金融工具：披露」(自二零零九年一月一日起生效)。修訂版作為國際會計準則理事會為應對金融危機而提高透明程度及增強會計指引所採取措施的一部分。修訂增加了公允價值計量披露的內容並且強調了對現有流動性風險披露的原則。修訂引入了對金融工具公允價值披露的三個層次並且要求在最低層次中披露某些具體的量化分析。此外，修訂澄清並強調現有對流動性風險的披露，主要要求對金融衍生負債及非金融衍生負債需進行單獨的流動性分析。本集團將於2009年1月1日起應用國際財務準則第7號(經修訂)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Changes of accounting policy

(i) Early adoption of IFRIC 13, 'Customer loyalty programmes'

IFRIC 13, 'Customer loyalty programmes' was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called "Eastern Miles" (the "programme"). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

2. 重要會計政策摘要(續)

(b) 會計政策變更

(i) 提前採用年提前採用國際財務報告詮釋委員會－詮釋13號「客戶忠誠度計劃」

本集團於2008年提前採用國際財務報告詮釋委員會－詮釋13號「客戶忠誠度計劃」。國際財務報告詮釋委員會詮釋第13號規定對於貨品或服務是跟隨一項客戶忠誠度獎勵計劃(例如忠誠度分數或贈品)而售出，則有關安排屬於多重銷售組合安排，應收客戶的代價須利用公允值在多重銷售組合安排部份中分攤。本集團擁有名為「東方萬里行」的常旅客計劃。本公司原採用增量成本法核算常旅客成本，對達到獎勵標準的積分按照增加的額外成本預提準備並計入成本。採用詮釋13號後，將承運票款在營業收入與獎勵積分之間進行分配，與獎勵積分相關的部分首先作為遞延收益，待旅客兑換獎勵積分或失效時，結轉計入當期損益。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Changes of accounting policy (continued)

(i) Early adoption of IFRIC 13, 'Customer loyalty programmes' (continued)

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is set out in Note 2(b)(iii).

The Group's consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have decreased by RMB25 million and RMB320 million respectively if the previous policies had still been applied in 2008.

2. 重要會計政策摘要(續)

(b) 會計政策變更(續)

(i) 提前採用年提前採用國際財務報告詮釋委員會－詮釋13號「客戶忠誠度計劃」(續)

本集團對此項會計政策的提前適用進行了追溯調整，並對比較財務報表進行了重述。影響如註釋2(b)(iii)所述。

如果仍舊採用先前的會計政策，則本集團2008年度虧損將減少人民幣0.25億元，截止2008年12月31日止的淨負債將減少人民幣3.2億元。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Changes of accounting policy (continued)

(ii) Change of accounting policy for property, plant and equipment

Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment ("PP&E"). Previously, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. Under PRC Accounting Standards, the one time revaluation for listing purposes was treated as deemed cost and the historical cost model was adopted subsequent to the initial revaluation. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. Whilst this change was made primarily to increase the relevance of financial data to the users of the financial statements and for the reasons set out below, management also made reference to Interpretation 2 of Chinese Accounting Standards ("CAS") issued by the Ministry of Finance in August 2008 which aims to drive the elimination of differences between IFRS and CAS. The change was made after taking into consideration the following factors:

2. 重要會計政策摘要(續)

(b) 會計政策變更(續)

(ii) 物業、機器及設備的會計政策變更

本集團於國際財務報告準則下對物業、機器及設備有權選擇按評估價值計量模式或者按歷史成本計量模式進行計價。於在1997年本集團上市時按中國法規的要求需對物業、機器及設備進行評估，因此本集團於以前年度根據國際會計準則第16號的要求對物業、機器及設備以評估價值進行計量。在中國企業會計準則下，上市時所作的評估作為認定成本並於期後以歷史成本對物業、機器及設備進行計價。於2008年，本集團於國際財務報告準則下將物業、機器及設備的計價模式由評估價值計量模式更改為歷史成本計量模式。該次變更的主要目的為財務報表使用者提供合適程度更高的財務資料(主要的原因列示如下)，同時，管理層也參考了中國財政部於2008年8月頒佈的《企業會計準則解釋第2號》，該解釋旨在消除國際財務準則及中國企業會計準則間的差異。上述會計政策的變更主要是基於以下考量後做出：

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Changes of accounting policy (continued)

(ii) Change of accounting policy for property, plant and equipment (continued)

- *the alignment of the Group's accounting policy with industry peers* – management considers that the historical cost model will improve comparability of certain financial performance data and results of operations of the Group with other airlines. Very few of the leading global airlines currently use the valuation model and valuation data is not generally used in airline industry analysis that is made available to stakeholders or internally by management.

- *increased comparability between finance and operating leased aircraft* – depreciation cost of a finance leased aircraft is based on revalued amount whereas operating lease payments are based on cost and aircraft held under operating leases are not recognised as assets subject to valuation. Management therefore consider that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

2. 重要會計政策摘要(續)

(b) 會計政策變更(續)

(ii) 物業、機器及設備的會計政策變更(續)

- *與其他航空公司的會計政策保持一致*－歷史成本模式將增加本集團相關財務資料及運營成果與其他航空公司的可比性。全球航空公司中極少數於國際財務報告準則下採用評估價值計量模式計量物業、機器及設備,報表使用者或企業內部使用的航空業分析亦通常不使用評估值數據。

- *增加融資租賃及經營性租賃飛機的可比性*－融資租賃飛機的折舊基於評估價值計提,而經營性租賃飛機的租賃成本基於其成本並且由於不作為資產處理,因此並不進行評估。此外,經營過程中管理層並不區分對待經營租賃或融資租賃,因此,管理層決定改為成本模式可以在一定程度上保持兩種租賃的一致性。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Changes of accounting policy (continued)

(ii) Change of accounting policy for property, plant and equipment (continued)

- *the high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values* – the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. When purchasing or financing aircraft under finance leases, management intend to use these aircraft in the business for the remainder of their useful lives. Management do not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is not considered material to the financial statements but is set out in Note 2(b)(iii).

The Group's consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have increased by RMB216 million and decreased by RMB119 million respectively if the previous policies had still been applied in 2008.

2. 重要會計政策摘要(續)

(b) 會計政策變更(續)

(ii) 物業、機器及設備的會計政策變更(續)

- *二手市場飛機的公允價值的外部評估存在較高的主觀性以及週期性波動的風險*－二手飛機的市場價值會受到全球市場飛機交易的影響而產生波動，但其與中國國內運營環境相關性並不大。管理層在購買或者融資租賃飛機時，目的是將飛機在剩餘可使用年限內運營。因此，管理層認為以重估值為基礎編制的財務報表通常主觀地反映二手市場價值變動，難以為投資者提供有意義的訊息。

本集團對此項會計政策變更進行了追溯調整，並據此重述比較財務報表。該變更對財務報表並無重大影響，詳見註釋2(b)(iii)。

如果仍舊採用先前的會計政策，則本集團2008年度虧損將增加人民幣2.16億元，截止2008年12月31日止的淨負債將減少人民幣1.19億元。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) 2. 重要會計政策摘要(續)

(b) Changes of accounting policy (continued) (b) 會計政策變更(續)

(iii) Impact on prior year balances (iii) 對以前年度餘額產生的影響

		2007 as previously presented RMB'000 2007年列報，重述前 人民幣千元	Effect of adoption of IFRIC 13 RMB'000 提前適用 IFRIC 13 的影響 人民幣千元	Effect of change of accounting policy for PP&E RMB'000 物業、機器及設備的會計政策變更的影響 人民幣千元	2007 as restated RMB'000 2007年列報，重述後 人民幣千元
Impact on consolidated income statements	**對綜合損益表的影響**				
Consolidated profit for the year	綜合年度收益	244,503	17,491	92,181	354,175
Earnings per share attributable to equity holders of the Company	本公司權益持有人應佔每股溢利	RMB0.06	RMB0.003	RMB0.02	RMB0.08
Impact on consolidated balance sheet	**對綜合資產負債表的影響**				
Consolidated net assets	綜合淨資產	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	本公司權益持有人應佔綜合淨資產	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	少數股東權益	584,966	–	(12,981)	571,985

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2. 重要會計政策摘要(續)

(c) 集團會計

綜合賬目包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策的所有實體(包括特殊目的實體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日起全面合併。附屬公司在控制權終止之日起停止合併。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation (continued)

(i) Subsidiaries (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(i) 附屬公司(續)

收購法乃用作本集團收購附屬公司的入賬方法，包括從控股公司收購的附屬公司。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公允值計算，另加該收購交易直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以該等於收購日期的公允值計量，而不考慮任何少數股東權益的限額。

收購成本超過本集團應佔所收購可識辨資產淨值公允值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公允值，該差額直接在綜合損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation (continued)

(i) Subsidiaries (continued)

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(i) 附屬公司(續)

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

(ii) 與少數股東之交易

本集團採納將其與少數股東進行之交易視為與本集團以外的人士進行的交易的政策。向少數股東進行的出售而導致本集團的盈虧於綜合收益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation (continued)

(iii) Associates (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(n)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(iii) 聯營公司(續)

本集團應佔收購後聯營公司的溢利或虧損於綜合損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在聯營公司的攤薄盈虧於綜合收益表確認。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列賬(註釋2(n))。聯營公司之業績由本公司按已收及應收股息入賬。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation (continued)

(iv) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(iv) 共同控制實體

共同控制實體是指本集團,在合約條款下,對其經營活動擁有共同控制決定權的實體。本集團對共同控制實體的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團根據共同控制實體經審計或管理層提供的財務報告,按權益法確認對共同控制實體的權益份額。本集團自收購日起應佔共同控制實體的盈利或虧損計入綜合損益表,自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的共同控制實體虧損已超過或等於其投資成本,包括任何其他非抵押的應收款,本集團不會確認進一步虧損,除非本集團已代共同控制實體承擔責任或作出付款。

本集團對向共同控制實體出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向共同控制實體購入資產而產生之應佔合營企業盈虧,除非其已將資產轉售予第三方。然而,若有關虧損證明流動資產的可變現淨值減少或出現減值虧損,交易虧損即時確認。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Consolidation (continued)

(iv) Jointly controlled entities (continued)

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(d) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's functional and presentation currency.

2. 重要會計政策摘要(續)

(c) 集團會計(續)

(iv) 共同控制實體(續)

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按已收及應收股息入賬。

(d) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

(e) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Foreign currency translation (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(f) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. 重要會計政策摘要(續)

(e) 外幣換算(續)

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

(f) 收入的確認與預售機位

收益指本集團在通過活動過程中出售貨品及提供服務的已收或應收代價的公允值。收益在扣除營業及增值税、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收入確認。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Revenue recognition and sales in advance of carriage (continued)

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

(iii) Other revenue

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(g) Government grants

Grants from the Government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2. 重要會計政策摘要(續)

(f) 收入的確認與預售機位(續)

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售機位。

(ii) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(iii) 其他營運收入

其他營運收入包括提供地勤服務的收入及貨運處理服務的收入，此等收入均在提供服務時確認。

飛機的分租收入以直線法在相應租賃期內確認。出租辦公場所及貨庫取得的租金收入在租賃期內以直線法確認。

(g) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Government grants (continued)

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(h) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(m)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

2. 重要會計政策摘要(續)

(g) 政府補貼(續)

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在損益賬中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在損益賬確認。

(h) 維修與大修費用

對於經營性租賃的飛機，本集團有責任滿足在相關租賃內約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法預提。

對於本公司自置及融資租賃的飛機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(註釋2(m))。

其他日常維修於發生時記入損益表。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(j) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(k) Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

2. 重要會計政策摘要(續)

(i) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入利用原實際利率確認。

(j) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本直接計入當期費用。

(k) 當期和遞延所得税

當期所得税支出根據本公司、其附屬公司、聯營公司及共同控制實體營運及產生應課税收入的國家於結算日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Current and deferred tax (continued)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策摘要(續)

(k) 當期和遞延所得稅(續)

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而,若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈,並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是確認至未來可能產生之應課稅盈利可抵銷的暫時性差異。

遞延稅項就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備,但假若本集團可以控制暫時差異之撥回時間,而暫時差異在可預見將來有可能不會撥回則除外。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "intangible assets". Goodwill on acquisition of associates and jointly controlled entities is included in "investments in associates" and "investments in jointly controlled entities" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortised on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

2. 重要會計政策摘要（續）

(l) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及共同控制實體的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及共同控制實體的商譽包括在聯營公司及共同控制實體投資內，並就減值進行測試，作為整體結餘的一部份。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不會撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單元。此項分配是對預期可從商譽產生的業務合併中得益的現金產生單元或現金產生單元的組別而作出的。

(ii) 贊助款

對二零一零年上海世博已支付及將會支付的贊助款作資本化處理，並按直線法在贊助期內予以攤銷。此贊助款的成本是以預計的現金付款及所提供服務的公允值計算。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Intangible assets (continued)

(iii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 to 6 years. Costs associated with developing or maintaining computer software programmes are recognised as expense when incurred.

(m) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

2. 重要會計政策摘要(續)

(l) 無形資產(續)

(iii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五至六年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

(m) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5-7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並記入損益表。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Property, plant and equipment (continued)

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

2. 重要會計政策摘要(續)

(m) 物業、機器及設備(續)

除與大修費用有關的部件，其折舊已在上一段落描述，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本或評估值。用於計算每年折舊費用的預計可使用年限列示如下：

飛機、發動機及飛行設備	10至20年
樓宇	15至35年
其他物業、機器及設備	5至20年

資產的殘值及有效使用年限在適當時於資產負債表日重新評估並作調整。如果資產的帳面價值大於其預期可回收額，則賬面價值將立即以可回收金額列報。

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於損益表中予以確認。

在建工程為興建中的樓宇及待安裝的廠房及設備(主要為飛機模擬機)。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並投入使用前，不計提折舊。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment . Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(o) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(p) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

2. 重要會計政策摘要(續)

(n) 附屬公司、聯營公司、共同控制實體及非財務資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值迹象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

(o) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(p) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應利息資本化確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(r) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

2. 重要會計政策摘要(續)

(q) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、稅款、增值稅及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(r) 應收賬款

應收賬款最初按公允價值確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可認為該應收賬款需計提減值準備。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內確認。如一項應收賬款無法收回，該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回，將貸記於損益表內。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(t) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2. 重要會計政策摘要(續)

(s) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(t) 貸款

貸款初步按公允值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬;所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月,否則貸款分類為流動負債。

(u) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任,而有可能需要資源流出以償付責任,金額亦能可靠估計時,則本集團需確立撥備。

如有多項類似責任,其需要在償付中流出資源的可能性,根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低,仍須確認撥備。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Provisions (continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

2. 重要會計政策摘要(續)

(u) 撥備(續)

減值準備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的減值準備的增加則被確認為財務費用。

(v) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，在扣除財務費用後，列報於其他應付款的流動及長期部份。財務費用於租約期內在損益表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延及按最低租賃期攤銷。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Leases (continued)

(i) A Group company is the lessee (continued)

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(w) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

2. 重要會計政策摘要(續)

(v) 租賃(續)

(i) 集團內的公司為承租人(續)

經營性租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外，則所有損益應立即予以確認。

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提折舊，產生的租金收入按直線法於租賃期內確認入賬。

(w) 僱員退休後福利

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列支損益表。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Retirement benefits (continued)

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

2. 重要會計政策摘要(續)

(w) 僱員退休後福利(續)

此外,本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值,同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益,超過計劃資產的10%與定額福利負債的10%兩者間較高者部份,按僱員的預計平均尚可工作年限平均計入損益表。

以前服務費用直接記入損益表,除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下,以前服務費用則在受益期內按直線法攤銷。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

2. 重要會計政策摘要(續)

(x) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在損益表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在損益表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Derivative financial instruments (continued)

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

2. 重要會計政策摘要(續)

(x) 金融衍生工具(續)

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至損益表內確認。

(ii) 無效部份的公允值變動會立即於損益表內予以確認。

當被對沖項目的剩餘期限超過12個月時，對沖衍生工具的全數公平值會被分類為非流動資產或負債，而當被對沖項目的剩餘期限少於12個月時，對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

當一套期工具到期或出售時，或當一套期不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於損益表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即轉入損益表中列支。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(z) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

2. 重要會計政策摘要(續)

(y) 可供出售金融資產

除附屬公司、聯營公司及共同控制實體外的非買賣用途的證券投資，分類為可供出售財務資產並在交易日確認－交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個結算日評估金融資產的公允值，除減值損失外，所有盈虧會直接在儲備中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入損益表。

本集團在每個結算日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在損益表確認的任何減值虧損計算)自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。

(z) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year. The major reclassifications for the 2007 comparative figures include reclassification of certain items in the consolidated cash flow statement between "financing activities" and "operating activities".

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage certain risk exposures.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board of Directors. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

2. 重要會計政策摘要(續)

(aa) 比較資料

如有需要，以前年度數據會隨著本年列表方法的改變而重新分類。對2007年比較數據的重分類主要為現金流量表中融資活動與經營活動現金流量之間的重分類。

3. 金融風險管理

(a) 金融風險因素

本集團的活動承受著多種的財務風險：市場風險(包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團利用衍生金融工具對沖若干承受的風險。

風險管理由中央司庫部(「集團司庫」)按照董事會批准的政策執行。集團司庫透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。董事會為整體風險管理訂定書面指引，亦為若干特定範疇提供書面政策，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用等。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(i) Foreign currency risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 38(b) to the financial statements.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響，未來人民幣匯率可能與現行匯率產生較大差異。

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。

本集團由於國外辦事處所獲取的日元收入扣除支付的費用後為淨現金流入，而需承擔外匯風險。本集團通過簽訂一定的外匯遠期期權合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表附註38(b)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理（續）

(a) Financial risk factors (continued) (a) 金融風險因素（續）

(i) Foreign currency risk (continued) *(i) 外匯風險（續）*

The following table details the Group's and the Company's exposure at the balance sheet date to major currency risk.

下表披露了集團及公司在財務報告日的外匯風險。

Group 集團

		2008 二零零八年			2007 二零零七年		
		USD 美元 RMB'000 人民幣千元	**Euro 歐元 RMB'000 人民幣千元**	**JPY 日元 RMB'000 人民幣千元**	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收帳款及其他應收款	**981,740**	**42,706**	**56,003**	1,019,596	54,185	420,927
Cash and cash equivalents	現金及現金等價物	**494,249**	**126,695**	**37,657**	736,951	92,205	70,996
Trade and other payables	應付賬款及其他應付款	**(417,910)**	**(1,476)**	**(363)**	(317,867)	(6,017)	(16)
Obligations under finance leases	融資租賃負債	**(19,444,259)**	**–**	**(83,971)**	(15,417,522)	–	(1,034,688)
Borrowings	借款	**(13,007,687)**	**(111,658)**	**–**	(17,196,836)	(130,145)	–
Currency derivatives at notional value	衍生工具名義本金	**825,170**	**–**	**–**	241,052	–	–
Net balance sheet exposure	資產負債表淨值	**(30,568,697)**	**56,267**	**9,326**	(30,934,626)	10,228	(542,781)

Company 公司

		2008 二零零八年			2007 二零零七年		
		USD 美元 RMB'000 人民幣千元	**Euro 歐元 RMB'000 人民幣千元**	**JPY 日元 RMB'000 人民幣千元**	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收帳款及其他應收款	**898,975**	**24,620**	**55,929**	876,175	2,366	419,604
Cash and cash equivalents	現金及現金等價物	**441,671**	**95,622**	**22,705**	460,383	60,122	57,480
Trade and other payables	應付賬款及其他應付款	**(414,591)**	**(1,021)**	**(363)**	(315,576)	(5,833)	(16)
Obligations under finance leases	融資租賃負債	**(17,164,531)**	**–**	**(83,971)**	(12,737,815)	–	(1,034,688)
Borrowings	借款	**(12,734,767)**	**(111,658)**	**–**	(16,874,186)	(130,145)	–
Currency derivatives at notional value	衍生工具名義本金	**825,170**	**–**	**–**	241,052	–	–
Net balance sheet exposure	資產負債表淨值	**(28,148,073)**	**7,563**	**(5,700)**	(28,349,967)	(73,490)	(557,620)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(i) Foreign currency risk (continued) *(i) 外匯風險(續)*

The following table indicates the approximate change in the Group's and the Company's profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following major currencies at the balance sheet date.

下表顯示於資產負債表日，外幣匯率發生可能的合理變動時，即人民幣對其他貨幣升值5%，對本集團和公司的稅前損益及權益的影響。

		Group 集團			
		2008 二零零八年		2007 二零零七年	
		Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**1,495,352**	**34,364**	1,555,851	1,228
Euro	歐元	**(2,813)**	**–**	(511)	–
Japanese Yen	日元	**(466)**	**–**	27,139	–

		Company 公司			
		2008 二零零八年		2007 二零零七年	
		Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**1,374,321**	**34,364**	1,426,618	1,228
Euro	歐元	**(378)**	**–**	3,675	–
Japanese Yen	日元	**285**	**–**	27,881	–

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During 2008 and 2007, the Group's borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The Group also entered certain interest rate swaps to swap fixed assets into variable rates.

The following table details the Group's and the Company's interest rate profile of the interest-bearing financial instruments at the balance sheet date.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險

本集團的利率風險主要來自長期貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。按固定利率發行的貸款令本集團承受公允值利率風險。於二零零八年及二零零七年內，本集團按浮動利率計算的貸款主要為美元貸款。利率、集團的借款償還條款以及利率掉期披露於財務報告的註釋32和註釋38(a)。

為了對沖由於市場利率變化所引起的現金流變動，本集團通過一定的利率掉期將浮動利率轉化為固定利率。本集團亦通過利率掉期將固定利率轉化為浮動利率。

下表顯示了集團及公司在財務報告日的生息金融工具的利率概況。

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Floating rate instruments	**浮動利率工具**				
Borrowings	借款	**(12,171,844)**	(9,734,862)	**(11,898,923)**	(9,477,525)
Obligation under finance leases	融資租賃下負債	**(20,482,615)**	(14,570,519)	**(18,213,044)**	(11,992,404)
Interest rate swaps at notional amount	利率互換合約名義本金	**2,165,429**	3,342,023	**2,165,429**	3,342,023
		(30,489,030)	(20,963,358)	**(27,946,538)**	(18,127,906)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(ii) Interest rate risk (continued) (ii) 利率風險(續)

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Fixed rate instruments	**固定利率工具**				
Cash and cash equivalents	現金及現金等價物	**3,451,010**	1,655,244	**2,361,941**	1,040,897
Borrowings	借款	**(22,929,528)**	(20,128,966)	**(19,209,590)**	(16,116,832)
Obligation under finance leases	融資租賃下負債	**(326,284)**	(1,881,691)	**(316,127)**	(1,780,598)
Interest rate swaps at notional amount	利率互換合約名義本金	**1,053,352**	1,217,691	**1,053,352**	1,217,691
		(18,751,450)	(19,137,722)	**(16,110,424)**	(15,638,842)

The following table indicates the approximate change in the Group's and the Company's profit and loss and other components of equity if interest rate had been 0.25% higher with all other variables held constant.

下表顯示了在其他變量保持穩定的情況下，若利率上升0.25%導致集團及公司的利潤及虧損以及權益的其他組成部份的大致變動。

		2008 二零零八年		2007 二零零七年	
		Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
Floating rate instruments	浮動利率工具	**(77,592)**	**10,299**	(57,681)	27,872

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iii) Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. Aircraft fuel accounts for 33% of the Group's operating expenses (2007: 35%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 38(c) to the financial statements.

For the year 2008, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of fuel option contracts), the Group's fuel cost would have been RMB900 million higher/lower.

For the years ended, if fuel price had been 5% higher/lower with all other variables held constant, the impact on financial derivatives is shown below.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iii) 航油價格風險

由於航油為本集團一項主要營運支出，因此本集團的業績很容易受到航油價格波動所影響。航油支出佔集團營運支出的33%(2007：35%)。本集團通過某些金融衍生工具來對沖航油價格風險。航油期權合約的詳情披露於財務報告的註釋38(c)。

於2008年度，在其他變量保持不變的情況下(不包括航油期權的影響)，倘若平均航油價格上升／降低了5%，本集團航油成本將上升／降低人民幣900百萬元。

於年末，如果航油價格上升／降低了5%，而其他變量保持不變的情況下，則該價格變化對金融衍生工具的影響如下：

		2008 二零零八年		2007 二零零七年	
		Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對利潤及虧損的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
Net increase in fuel price	油價上升，淨值	**497,879**	**–**	8,766	–
Net decrease in fuel price	油價下降，淨值	**(500,690)**	**–**	(17,531)	–

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

The Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB515 million as at 31 December 2008 (2007: RMB896 million).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理商的存款。本集團通過一套適當的信貸政策對其信貸風險進行持續的監管。

本集團已有既定政策只將空白機票提供予有良好信貸記錄的銷售代理人。本集團大部份銷售通過代理人進行，並且大部份代理人均已參與各種結算計劃或結算系統，這些系統對信貸均有嚴格的要求。

本集團的應收賬款中大部份為應收參與「開帳與結算計畫」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。截止二零零八年十二月三十一日止，本集團應收BSP代理人的款項約為人民幣515百萬元(二零零七年：人民幣896百萬元)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk (continued)

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables are set out in Note 26.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 44(b)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險(續)

除上述事項外，本集團並無重大集中信貸風險，並分散於眾多客戶。

集團由其他的應收賬款引起信貸風險於註釋26中披露。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(註釋44(b)(iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與高信譽金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 31 December 2008, the Group's net current liabilities amounted to RMB43,458 million (2007: RMB26,098 million). For the year ended 31 December 2008, the Group recorded a net cash inflow from operating activities of RMB2,856 million (2007: inflow RMB3,080 million), a net cash outflow from investing activities and financing activities of RMB1,017 million (2007: outflow RMB3,396 million), and an increase in cash and cash equivalents of RMB1,796 million (2007: decrease RMB332 million).

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險

本集團的主要現金需求用於飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃和銀行貸款的方式來購買飛機。

本集團是在流動資金短缺的條件下營運。於二零零八年十二月三十一日,本集團的淨流動負債約為人民幣434.58億元(二零零七年:人民幣260.98億元)。在截至二零零八年十二月三十一日止年度,本集團錄得的營運現金淨流入約為人民幣28.56億元(二零零七年:人民幣30.80億元),投資活動及融資活動的淨現金流出約為人民幣10.17億元(二零零七年:流出人民幣33.96億元),現金及現金等價物增加約人民幣17.96億元(二零零七年:減少人民幣3.32億元)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk (continued)

The Directors of Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Notes 2(a) and 47).

Management monitors rolling forecasts of the Group's liquidity reserves on the basis of expected cash flows:

The table below analysis the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金。(註釋2(a)和47)。

管理層根據預期現金流量，監控集團的流動資金儲備的滾存預測：

下表顯示本集團的財務負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由結算日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) *(v) 流動資金風險(續)*

		Group 集團			
		Less than 1 year 1年以下 RMB'000 人民幣千元	**Between 1 and 2 years 1至2年內** RMB'000 人民幣千元	**Between 2 and 5 years 2至5年內** RMB'000 人民幣千元	**Over 5 years 5年以上** RMB'000 人民幣千元
At 31 December 2008	**二零零八年十二月三十一日**				
Borrowings	借款	**27,785,310**	**4,515,962**	**3,969,413**	**846,074**
Derivative financial instruments	金融衍生工具	**6,456,075**	**15,448**	**19,416**	**150,660**
Obligations under finance leases	融資租賃負債	**2,765,969**	**2,704,499**	**7,805,669**	**11,868,053**
Trade and other payables	應付賬款及其他應付款	**16,561,603**	**–**	**320,354**	**410,076**
Total	**總額**	**53,568,957**	**7,235,909**	**12,114,852**	**13,274,863**
At 31 December 2007	二零零七年十二月三十一日				
Borrowings	借款	18,494,521	5,927,098	4,216,517	1,225,692
Derivative financial instruments	金融衍生工具	20,238	441	5,120	15,997
Obligations under finance leases	融資租賃負債	2,545,223	1,567,253	4,205,352	8,134,382
Trade and other payables	應付賬款及其他應付款	12,075,177	–	339,064	314,884
Total	總額	33,135,159	7,494,792	8,766,053	9,690,955

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) *(v) 流動資金風險(續)*

		Company 公司			
		Less than 1 year 1年以下 RMB'000 人民幣千元	**Between 1 and 2 years 1至2年內** RMB'000 人民幣千元	**Between 2 and 5 years 2至5年內** RMB'000 人民幣千元	**Over 5 years 5年以上** RMB'000 人民幣千元
At 31 December 2008	**二零零八年十二月三十一日**				
Borrowings	借款	**25,146,504**	**3,849,229**	**3,156,324**	**530,386**
Derivative financial instruments	金融衍生工具	**6,456,075**	**15,448**	**19,416**	**150,660**
Obligations under finance leases	融資租賃負債	**2,458,559**	**2,400,584**	**6,892,822**	**10,534,868**
Trade and other payables	應付賬款及其他應付款	**14,594,713**	**–**	**229,399**	**410,076**
Total	**總額**	**48,655,851**	**6,265,261**	**10,297,961**	**11,625,990**
At 31 December 2007	二零零七年十二月三十一日				
Borrowings	借款	15,943,774	5,515,186	3,266,554	868,843
Derivative financial instruments	金融衍生工具	20,238	441	5,120	15,997
Obligations under finance leases	融資租賃負債	2,316,781	1,342,166	3,494,960	6,618,596
Trade and other payables	應付賬款及其他應付款	10,384,462	–	268,064	314,884
Total	總額	28,665,255	6,857,793	7,034,698	7,818,320

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at 31 December 2008 and 2007 were as follows:

3. 金融風險管理(續)

(b) 資本風險管理

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資本成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東分派的資本返還、發行新股或出售資產以減低債務。

與業內其他公司一樣，本集團利用負債比率監察其資本。此比率按照債務淨額除以總資本計算。債務淨額為總借貸減去現金及現金等價物。總資本為「權益」(如綜合資產負債表所列)加債務淨額。

在二零零八年及二零零七年十二月三十一日，負債比率如下：

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Total borrowings	總借款	**35,101,372**	29,863,828
Less: Cash and cash equivalents	減：現金及現金等價物	**(3,451,010)**	(1,655,244)
Net debt	債務淨額	**31,650,362**	28,208,584
Total equity	總權益	**(12,639,509)**	2,932,556
Total capital	總資本	**19,010,853**	31,141,140
Gearing ratio	負債比率	**1.66**	0.91

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models.

The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments (Notes 31 and 32).

3. 金融風險管理（續）

(c) 金融資產和金融負債的公允值評估

在活躍市場買賣的金融工具（例如公開買賣的衍生工具、買賣證券和可供出售證券）之公允值根據結算日的市場報價列賬。本集團持有的金融資產的市場報價為當時買盤價；而金融負債的適當市場報價為當時賣盤價。

沒有在活躍市場買賣的金融工具的公允值利用估值技術釐定。本集團利用多種方法，並根據每個結算日當時的市場情況作出假設。長期債務利用類似工具的市場報價或交易商報價釐定。其他技術，例如估計貼現現金流量，用以釐定其餘金融工具的公允值。利率掉期的公允值按估計未來現金流量的現值計算。遠期外匯合約的公允值利用結算日遠期市場匯率釐定。航油期權合約的公允值利用交易對手的市場報價以及獨立第三方評估機構運用期權估值模型釐定。

長期應收賬款的公允值，乃是由貼現現金流量及借款利率所決定。作為披露目的，金融負債公允值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算（註釋31和32）。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and the key assumption which are disclosed in Note 18(a).

(b) Revenue recognition

The Group recognises passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(f) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the Sales in advance of carriage account ("SIAC") and records any adjustments, which can be material, in the period the evaluation is completed.

4. 重要會計估計及判斷

編製財務報表時所採用的估算和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a) 預計物業、機器及設備和無形資產減值

根據財務報表註釋2(n)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設計算所得(見註釋18(a))。

(b) 收入的確認

根據註釋2(f)所述的會計政策，本集團於提供運輸服務時確認為客運、貨運與郵運收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售機位進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的損益表中。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *（按國際財務報告準則編製）*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(b) Revenue recognition (continued)

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(c) Frequent flyer programme

The Company operates a frequent flyer programme called "Eastern Miles" that provides travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits. Any remaining unutilised benefits are recognised as deferred revenue.

(d) Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

4. 重要會計估計及判斷（續）

(b) 收入的確認（續）

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

(c) 常旅客計劃

本公司擁有名為「東方萬里行」的常旅客計劃，該常旅客計畫將根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。本公司根據歷史積分的兑換情況估計未來積分的兑換率，並且根據該兑換率估算所需遞延的收入金額。所有尚未使用的積分價值均確認為遞延收入。

(d) 與飛機及發動機大修相關的替換件的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(e) Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(f) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

4. 重要會計估計及判斷（續）

(e) 經營性租賃飛機及發動機的退租檢修準備

經營性租賃飛機及發動機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔及退租時可能發生的修理費用進行估計。這些估計在相當大程度上是根據過去相同或類似飛機及發動機型號的退租經驗、實際發生的大修費用，以及飛機及發動機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

(f) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如註釋2(w)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業基金審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見註釋36。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

(g) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(k) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(g) 遞延稅項

根據財務報表註釋2(k)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

5. 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Revenues	收入		
Traffic revenues	運輸收入		
– Passenger	–客運	**34,221,555**	36,077,309
– Cargo and mail	–貨運及郵運	**5,465,784**	5,633,117
Ground service income	地面服務收入	**1,279,444**	1,001,809
Cargo handling income	貨物處理收入	**345,048**	364,638
Commission income	佣金收入	**187,073**	156,713
Others	其他	**464,717**	393,166
		41,963,621	43,626,752
Less: Business tax (Note)	減：營業稅(註釋)	**(891,064)**	(1,092,859)
		41,072,557	42,533,893

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People's Republic of China ("PRC") business tax, the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

註釋：

除國際及地區航線回程運輸收入免徵營業稅外，本集團的運輸收入、佣金收入，地面服務收入，貨物處理收入及其他收入需根據中國各種營業稅規則及條例按3%或5%計繳中國營業稅。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

6. OTHER OPERATING INCOME AND OTHER GAINS 6. 其他營業收入及其他淨收益

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Other operating income	**其他營業收入**		
– Government subsidies (Note (a))	一政府補貼(註釋(a))	**405,163**	487,562
Other gains	**其他淨收益**		
– Gains on disposal of property, plant and equipment (Note (b))	一物業、機器及設備處置收益(註釋(b))	**267,084**	–

Note:

(a) The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

(b) The gains on disposal of property, plant and equipment represent (i) the gain arising from the sales of certain cargo freighters and engines which were leased back under operating lease and (ii) the disposal of certain aircraft recorded in "non-current assets held for sale" in 2007.

註釋：

(a) 政府補貼主要為 (i) 中央及地方政府給於集團的補貼及；(ii)各地方政府為鼓勵本集團經營的當地航線而給予的補貼。

(b) 物業、機器及設備處置收益主要為：(i) 某機型貨機出售後以經營租賃方式租回而產生的處置淨收益；以及 (ii) 部分2007年度持有待售資產於本年度處置而產生的淨收益。

7. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(a) Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

7. 分部資料

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料列作為次級分部形式呈列。

(a) 以業務分部為主要分部形式

本集團分為兩個業務分部，分別為客運分部及貨運及物流分部。該等分部依據其所提供的服務及運營性質在結構上分開管理。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

7. SEGMENT INFORMATION (continued)

(a) Primary reporting format by business segment (continued)

(1) Passenger business segment includes cargo carried by passenger flights.

(2) Inter-segment transfers are transactions that are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended 31 December 2008 are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

(1) 客機業務分部包括客機提供的貨運服務。

(2) 分部間轉移及交易需以與無關聯之第三方相同的商業條款及條件為前提。

截至二零零八年十二月三十一日止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	35,527,984	3,316,285	–	38,844,269
Other revenues and operating income	其他收入	1,476,812	1,092,067	257,033	2,825,912
Total segment revenue	分部收入合計	37,004,796	4,408,352	257,033	41,670,181
Inter-segment revenue	分部間收入	(426,411)	–	(171,213)	(597,624)
Revenues	收入	36,578,385	4,408,352	85,820	41,072,557
Operating (loss)/profit – segment results	經營(虧損)/溢利－分部業績	(15,148,592)	(4,392)	69,779	(15,083,205)
Finance income	財務收入	1,960,490	100,781	354	2,061,625
Finance costs	財務支出	(2,156,695)	(146,944)	(24,508)	(2,328,147)
Share of results of associates	攤佔聯營公司業績	–	–	69,668	69,668
Share of results of jointly controlled entities	攤佔共同控制實體業績	–	–	24,050	24,050
(Loss)/profit before income tax	稅前(虧損)/溢利	(15,344,797)	(50,555)	139,343	(15,256,009)
Income tax	稅項	10,217	(73,952)	(10,181)	(73,916)
(Loss)/profit for the year	年度淨(虧損)/溢利	(15,334,580)	(124,507)	129,162	(15,329,925)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

7. SEGMENT INFORMATION (continued)

(a) Primary reporting format by business segment (continued)

Other segment items included in the consolidated income statement for the year ended 31 December 2008 are as follows:

7. 分部資料(續)

(a) 以業務分部為主要分部形式(續)

截至二零零八年十二月三十一日止年度包含於綜合損益表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	4,052,309	427,620	60,600	4,540,529
Amortisation	攤銷	229,350	11,097	586	241,033
Impairment losses	減值損失	2,833,565	143,113	–	2,976,678

The segment assets and liabilities at 31 December 2008 and capital expenditure for the year then ended are as follows:

截至二零零八年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	66,377,081	4,160,865	1,171,293	71,709,239
Investments in associates	投資於聯營公司	–	–	980,319	980,319
Investments in jointly controlled entities	投資於共同控制實體	–	–	362,332	362,332
Total assets	資產合計	66,377,081	4,160,865	2,513,944	73,051,890
Segment liabilities	分部負債	(81,763,440)	(3,415,065)	(512,894)	(85,691,399)
Capital expenditure (Notes 18, 19, 20 and 21)	資本性支出(註釋18、19、20及21)	11,332,697	177,589	20,513	11,530,799

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

7. SEGMENT INFORMATION (continued) 7. 分部資料（續）

(a) Primary reporting format by business segment (continued) (a) 以業務分部為主要分部形式（續）

The segment results for the year ended 31 December 2007 are as follows:

截至二零零七年十二月三十一日止年度的分部業績如下列示：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Traffic revenues	運輸收入	37,550,127	3,113,488	–	40,663,615
Other revenues and operating income	其他收入	1,208,760	900,529	208,456	2,317,745
Total segment revenue	分部收入合計	38,758,887	4,014,017	208,456	42,981,360
Inter-segment revenue	分部間收入	(348,643)	–	(98,824)	(447,467)
Revenues	收入	38,410,244	4,014,017	109,632	42,533,893
Operating (loss)/profit – segment results	經營（虧損）／溢利 一分部業績	(93,051)	181,823	38,861	127,633
Finance income	財務收入	2,055,187	84,481	789	2,140,457
Finance costs	財務支出	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	攤佔聯營公司業績	–	–	58,312	58,312
Share of results of jointly controlled entities	攤佔共同控制實體業績	–	–	30,086	30,086
Profit before income tax	税前溢利	162,682	101,619	113,637	377,938
Income tax	税項	38,835	(58,123)	(4,475)	(23,763)
Profit for the year	年度淨溢利	201,517	43,496	109,162	354,175

00188

7. SEGMENT INFORMATION (continued)

7. 分部資料（續）

(a) Primary reporting format by business segment (continued)

(a) 以業務分部為主要分部形式（續）

Other segment items included in the income statement for the year ended 31 December 2007 are as follows:

截至二零零七年十二月三十一日止年度包含於綜合損益表中的其他分部項目列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Depreciation	折舊	3,899,072	646,364	42,749	4,588,185
Amortisation	攤銷	119,913	11,051	586	131,550
Impairment loss	減值損失	227,456	–	–	227,456

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year then ended are as follows:

截至二零零七年十二月三十一日止年度之分部資產、負債及資本性支出列示如下：

		Passenger 客運 RMB'000 人民幣千元	Cargo and logistics 貨運及物流 RMB'000 人民幣千元	Unallocated 未分配 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Segment assets	分部資產	60,390,659	5,286,774	1,125,583	66,803,016
Investments in associates	投資於聯營公司	–	–	601,119	601,119
Investments in jointly controlled entities	投資於共同控制實體	–	–	336,966	336,966
Total assets	資產合計	60,390,659	5,286,774	2,063,668	67,741,101
Segment liabilities	分部負債	(60,129,187)	(4,196,729)	(482,629)	(64,808,545)
Capital expenditure (Notes 18, 19, 20 and 21)	資本性支出（註釋18、19、20及21）	11,807,855	788,078	212,607	12,808,540

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

7. SEGMENT INFORMATION (continued)

(b) Secondary reporting format by geographical segment

The Group's two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

7. 分部資料(續)

(b) 以區域分部作次要報告形式

儘管業務遍及全球，本集團之兩個業務分部於四個主要的地理區域經營。

本集團分地區分佈之收入(減去營業税後淨額)分析如下：

(i) 於中國境內(不包括中國香港特別行政區(「香港」))提供服務所賺取的運輸收入屬於國內業務收入。提供中國與香港或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

(ii) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong)	國內(中國，不包括香港)	**24,333,387**	24,133,540
Hong Kong	香港	**2,474,088**	2,694,857
Japan	日本	**3,512,222**	3,643,244
Other countries	其他國家	**10,752,860**	12,062,252
Total	合計	**41,072,557**	42,533,893

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

本集團主要收入來源於其飛機資產，此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債在地區分佈中合理分配的基礎，因此並未按照地區分部來披露資產及資本性支出。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

8. (LOSS)/GAIN ON FINANCIAL DERIVATIVES 8. 衍生工具公允價值變動(損)益

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
(Loss)/gain arising from fair value movements of financial derivatives	衍生工具公允價值變動(損失)/收益		
– Fuel option contracts (Note 38(c))	一原油期權合約(註釋38(c))	**(6,255,791)**	96,576
– Interest rate swaps (Note 38(a))	一利率互換合約(註釋38(a))	**(49,535)**	(8,824)
– Forward foreign exchange contracts (Note 38(b))	一外匯遠期合約(註釋38(b))	**(95,666)**	(3,787)
		(6,400,992)	83,965

9. WAGES, SALARIES AND BENEFITS 9. 工資、薪金及福利

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**3,259,465**	3,198,734
Employee welfare and benefits	僱員福利及利益	**227,206**	246,626
Defined contribution retirement schemes (Note 36(a))	定額退休金計劃(註釋36(a))	**452,879**	373,253
Post-retirement benefits (Note 37(b))	僱員退休後福利費用(註釋36(b))	**200,603**	170,670
Staff housing fund (Note 37(a))	員工住房基金(註釋37(a))	**281,776**	285,000
Staff housing allowance (Note 37(b))	職工住房補貼(註釋37(b))	**123,383**	53,114
		4,545,312	4,327,397

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

9. WAGES, SALARIES AND BENEFITS (continued)

(a) Emoluments of directors, supervisors and senior management

Details of the emoluments paid to the Company's Directors, supervisors and senior management are as follows:

9. 工資、薪金及福利（續）

(a) 董事、監事及高級行政人員的酬金

支付給公司董事、監事及高級行政人員的酬金包括下列各項：

		2008 二零零八年		
		Salaries and allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun*	馬須倫*	–	–	–
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jianxiong*	曹建雄*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	173	–	173
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok	樂鞏南	117	–	117
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Supervisors	**監事**	–	–	–
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yang Jie	楊潔	45	–	45
Wang Taoying	王桃英	162	–	162
Liu Jiashun*	劉家順*	–	–	–
Vice executive Directors	**副執行董事**			
Zhang Jianzhong	張建中	203	–	203
Li Yangmin	李養民	188	–	188
Fan Ru	樊儒	654	–	654
Finance controller	**財務總監**			
Luo Weide	羅偉德	189	–	189
Total	**合計**	2,211	–	2,211

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors, supervisors and senior management (continued)

(a) 董事、監事及高級行政人員的酬金(續)

		2007 二零零七年		
		Salaries and allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Li Fenghua*	李豐華*	–	–	–
Luo Chaogeng*	羅朝庚*	–	–	–
Cao Jianxiong*	曹建雄*	–	–	–
Li Jun*	李軍*	–	–	–
Luo Zhuping	羅祝平	187	–	187
Independent non-executive Directors	**獨立非執行董事**			
Hu Honggao	胡鴻高	120	–	120
Peter Lok	樂鞏南	117	–	117
Wu Baiwang	吳百旺	120	–	120
Zhou Ruijin	周瑞金	120	–	120
Xie Rong	謝榮	120	–	120
Supervisors	**監事**			
Liu Jiangbo*	劉江波*	–	–	–
Xu Zhao*	徐昭*	–	–	–
Yang Jie	楊潔	144	–	144
Wang Taoying	王桃英	169	–	169
Liu Jiashun*	劉家順*	–	–	–
Vice executive Directors	**副執行董事**			
Zhang Jianzhong	張建中	220	–	220
Li Yangmin	李養民	202	–	202
Fan Ru	樊儒	676	–	676
Finance controller	**財務總監**			
Luo Weide	羅偉德	207	–	207
Total	**合計**	2,402	–	2,402

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

9. WAGES, SALARIES AND BENEFITS (continued)

(a) Emoluments of directors, supervisors and senior management (continued)

* Certain directors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

During the year ended 31 December 2008, no Directors and supervisors waived their emoluments (2007: Nil).

(b) Five highest paid individuals

One of the vice executive Directors, whose emoluments are reflected in the above analysis was among the five highest paid individuals in the Group for 2008. The emoluments payable to the remaining four (2007: four) highest paid individuals are as follows:

9. 工資、薪金及福利（續）

(a) 董事、監事及高級行政人員的酬金（續）

* 本公司部份董事向本公司及其附屬公司提供服務，並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團，因此此分類沒有在此表中反映。

於截至二零零八年十二月三十一日止年度，並無任何一位董事及監事放棄其酬金（二零零七年：無）。

(b) 五位最高薪人員的酬金

本集團五位最高薪人員中，其中一位為副執行董事，其薪金已於上述分析中體現。剩餘四位(2007：四位)最高薪人員的酬金詳情如下：

	Group 集團	
	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances 工資、薪金、花紅及補貼	**2,505**	2,430

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2008 二零零八年	2007 二零零七年
Below HK$1,000,000	1,000,000港元以下	**5**	4

00194

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

9. WAGES, SALARIES AND BENEFITS (continued)

(b) Five highest paid individuals (continued)

During the year ended 31 December 2008, no emoluments were paid by the Group to the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2007: Nil).

9. 工資、薪金及福利(續)

(b) 五位最高薪人員的酬金(續)

於截至二零零八年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零零七：無)。

10. IMPAIRMENT LOSSES 10. 資產減值

		Group 集團 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Goodwill impairment (Note (a))	商譽減值(註釋(a))	**993,143**	–
Impairment charge on property, plant and equipment (Note (b))	物業、機器及設備減值(註釋(b))	**1,441,904**	–
Impairment charge on non-current assets held for sale (Note (c))	待出售非流動資產減值(註釋(c))	**235,273**	130,921
Other impairment charge	其他資產減值	**306,358**	96,535
		2,976,678	227,456

Note:

(a) For the year ended 31 December 2008, the Group recognised an impairment charge of RMB993 million against goodwill which had previously been recognised in connection with the Group's acquisition of Yunnan Airline, Xibei Airline and Wuhan Airline (Note 18).

(b) In view of the decline in demand on the air transportation market under the current economic environment, the Group performed an impairment test on property, plant and equipment ("PP&E") as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values (Note 19).

註釋：

(a) 於2008年12月31日，本集團對購併雲南航空、西北航空和武漢航空時所確認的商譽計提了人民幣9.93億元的減值準備(註釋18)。

(b) 於2008年12月31日，由於當前航空市場需求下降，本集團對物業、機器及設備進行了減值測試，並依據減值測試結果對若干運營收益較差並計劃於短期內退役的機型的相關飛機、發動機以及高價周轉件，按其可收回金額計提了減值準備計人民幣14.42億元。在計算可回收金額時，本集團比較了相關資產的未來現金流量的現值及公允價值減去處置費用後的淨值，公允價值乃參照評估的市場價格(註釋19)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

10. IMPAIRMENT LOSSES (continued)

Note: (continued)

(c) After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value, an additional impairment loss of RMB235 million was made against certain aircraft and related flight equipment which have been classified as "non-current assets held for sale" (Note 41).

10. 資產減值(續)

註釋：(續)

(c) 於資產負債表日，本集團參考市場的價格對已列為待出售非流動資產的相關飛機以及航材的公允價值減去處置費用後的淨值進行了評估，並根據評估結果計提減值損失計人民幣2.35億元(註釋41)。

11. OPERATING (LOSS)/PROFIT

Operating (loss)/profit is stated after crediting and charging the following items:

11. 經營(虧損)／溢利

經營(虧損)／溢利以扣除或貸記下列項目列示：

			Group 集團	
		Note 註釋	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Crediting:	計入：			
Gain on disposals of property, plant and equipment	物業、機器及設備處置收益	6	**267,084**	–
Charging:	扣除：			
Amortisation of intangible assets	無形資產攤銷	18	**110,151**	106,703
Depreciation of property, plant and equipment	物業、機器及設備折舊			
– leased	–租賃	19	**1,913,877**	1,868,481
– owned	–自置	19	**2,626,652**	2,719,704
Amortisation of lease prepayments	預付租賃款攤銷	20	**25,940**	24,847
Consumption of flight equipment spare parts	飛機設備零件消耗		**476,282**	468,888
Provision for impairment of trade and other receivables	應收帳款及其他應收款減值準備		**34,760**	10,481
Auditors' remuneration	核數師酬金		**18,000**	18,439

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

12. FINANCE INCOME 12. 財務收入

		Group 集團 2008 二零零八年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元
Exchange gains, net (Note)	淨匯兑收益(註)	**1,957,591**	2,023,032
Interest income	利息收入	**89,275**	96,849
Actual settled gains on financial instruments – forward foreign exchange contracts	衍生工具實際交割損益 一外匯遠期合約	**14,759**	20,576
		2,061,625	2,140,457

Note:

The exchange gain for the year ended 31 December 2008 primarily relates to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

註：

於二零零八年十二月三十一日，匯兑收益主要來源於本集團以外幣計量的融資租賃貸款及負債的年末匯兑轉換。

13. FINANCE COSTS 13. 財務支出

		Group 集團 2008 二零零八年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元
Interest relating to obligations under finance leases	融資租賃負債利息	**651,121**	731,885
Interest on loans from banks and financial institutions	銀行及金融機構貸款利息	**1,945,212**	1,629,090
Interest relating to notes payable	應付票據利息	**84,050**	72,779
Interest relating to long-term payables	長期應付款利息	**–**	3,406
Actual settled gains on financial instruments – Interest rate swaps (Note 38(a))	衍生工具實際交割損益 一利率互換合約(註釋38(a))	**(10,083)**	(59,111)
		2,670,300	2,378,049
Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note 21)	減：資本化為飛機預付款的金額(註釋21)	**(342,153)**	(399,499)
		2,328,147	1,978,550

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

14. INCOME TAX

Income tax charged / (credited) to the consolidated income statement is as follows:

14. 稅項

自綜合損益表計入／(扣除)的稅項如下：

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**35,432**	72,918
Deferred taxation (Note 35)	遞延稅項(註釋35)	**38,484**	(49,155)
		73,916	23,763

Prior to 2008, the Company and certain of its subsidiaries (the "Pudong Subsidiaries") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law") which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ended 31 December 2008, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 18%. Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5%, are generally subject to the PRC standard corporate tax rate of 25% under the New CIT Law.

於2008年以前，本公司及於上海市浦東新區註冊的若干附屬公司(「浦東附屬公司」)可享受上海浦東新區的稅務優惠政策，稅率為15%。中華人民共和國全國人民代表大會於2007年3月16日通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並自2008年1月1日起施行。自新所得稅法實施後，本公司適用的企業所得稅稅率在2008年至2012年的5年期間內逐步過渡到25%。於2008年度，本公司及浦東附屬公司適用的所得稅稅率為18%。除註冊在香港的附屬公司按照香港稅法規定適用16.5%的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%。

14. INCOME TAX (continued)

14. 稅項（續）

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

本集團就綜合損益表的稅項，與本公司原屬國家適用的稅率而應產生之理論稅額的差額如下：

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
(Loss)/ profit before income tax	除稅前虧損／(溢利)	**(15,256,009)**	377,938
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及共同控制實體的業績	**(93,718)**	(88,398)
		(15,349,727)	289,540
Tax calculated at enacted tax rate of 18% (2007: 15%)	按18%稅率計算的所得稅費用(2007年：15%)	**(2,762,951)**	43,431
Effect attributable to subsidiaries charged at tax rates of 16.5% or 25% (2007: 17.5% or 33%)	附屬公司16.5%或25%所得稅稅率的影響(2007年：17.5%或33%)	**(67,505)**	(49,578)
Expenses not deductible for tax purposes	不可扣稅的費用	**6,462**	12,031
Effect of tax rate change on deferred tax	稅率變化對遞延稅項的影響	**–**	24,289
Utilisation of previously unrecognised tax losses	使用以前年度未確認的稅務虧損	**–**	(157,531)
Written off of deferred tax asset recognised by a subsidiary in prior year	沖消以前年度子公司確認的遞延所得稅資產	**34,773**	–
Unrecognised tax losses for the year	本年度未予確認的稅務虧損	**1,093,350**	54,647
Unrecognised temporary differences for the year	本年度未確認暫時性差異	**1,769,787**	96,474
Tax charge	**稅項費用**	**73,916**	23,763

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2008, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零零八年十二月三十一日止年度並無重大海外稅款。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

15. DIVIDEND

No dividend was paid during both 2008 and 2007.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2008.

15. 股息

本公司在本年度及上年度內均沒有派發股息。

本公司董事會已建議截至二零零八年十二月三十一日止年度不派發任何股息。

16. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB13,877 million (2007: profit of RMB505 million).

16. 本公司權益持有人應佔(虧損)/溢利

應歸屬於本公司權益持有人的虧損計人民幣138.77億元(2007:溢利人民幣5.05億元)已經包含於本公司的財務報表中。

17. (LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of RMB15,269 million (2007: a profit of RMB379 million) and the weighted average number of shares of 4,866,950,000 (2007: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

17. 每股(虧損)/溢利

每股基本虧損乃按本公司權益持有人應佔綜合虧損人民幣152.69億元(二零零七年:盈利人民幣3.79億元)和年內已發行的加權平均股數4,866,950,000股(二零零七年:4,866,950,000股)計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

18. INTANGIBLE ASSETS

18. 無形資產

		Group 集團			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2007	於二零零七年一月一日	993,143	320,000	118,573	1,431,716
Other additions	其他添置	–	–	15,283	15,283
Disposals	出售	–	–	(1,715)	(1,715)
At 31 December 2007	於二零零七年十二月三十一日	993,143	320,000	132,141	1,445,284
At 1 January 2008	於二零零八年一月一日	993,143	320,000	132,141	1,445,284
Other additions	其他添置	–	–	23,439	23,439
At 31 December 2008	**於二零零八年十二月三十一日**	**993,143**	**320,000**	**155,580**	**1,468,723**
Accumulated amortisation	**累計攤銷**				
At 1 January 2007	於二零零七年一月一日	–	52,870	41,292	94,162
Charge for the year	本年攤銷	–	82,194	24,509	106,703
Disposals	出售	–	–	(287)	(287)
At 31 December 2007	於二零零七年十二月三十一日	–	135,064	65,514	200,578
At 1 January 2008	於二零零八年一月一日	–	135,064	65,514	200,578
Charge for the year	本年攤銷	–	82,194	27,957	110,151
At 31 December 2008	**於二零零八年十二月三十一日**	**–**	**217,258**	**93,471**	**310,729**
Impairment	**減值**				
At 1 January 2008	於二零零八年一月一日	–	–	–	–
Charge for the year	本年計提	993,143	–	–	993,143
At 31 December 2008	**於二零零八年十二月三十一日**	**993,143**	**–**	**–**	**993,143**
Net book amount	**賬面淨值**				
At 31 December 2007	於二零零七年十二月三十一日	993,143	184,936	66,627	1,244,706
At 31 December 2008	於二零零八年十二月三十一日	**–**	**102,742**	**62,109**	**164,851**

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

18. INTANGIBLE ASSETS (continued) 18. 無形資產(續)

		Company 公司			
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Sponsorship fee (Note (b)) 贊助費 (註釋(b)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**				
At 1 January 2007	於二零零七年一月一日	688,311	320,000	117,389	1,125,700
Other additions	其他添置	–	–	15,071	15,071
Disposals	出售	–	–	(1,715)	(1,715)
At 31 December 2007	於二零零七年十二月三十一日	688,311	320,000	130,745	1,139,056
At 1 January 2008	於二零零八年一月一日	688,311	320,000	130,745	1,139,056
Other additions	其他添置	–	–	23,321	23,321
At 31 December 2008	**於二零零八年十二月三十一日**	**688,311**	**320,000**	**154,066**	**1,162,377**
Accumulated amortisation	**累計攤銷**				
At 1 January 2007	於二零零七年一月一日	–	52,870	40,151	93,021
Charge for the year	本年攤銷	–	82,194	24,454	106,648
Disposals	出售	–	–	(287)	(287)
At 31 December 2007	於二零零七年十二月三十一日	–	135,064	64,318	199,382
At 1 January 2008	於二零零八年一月一日	–	135,064	64,318	199,382
Charge for the year	本年攤銷	–	82,194	27,911	110,105
At 31 December 2008	**於二零零八年十二月三十一日**	**–**	**217,258**	**92,229**	**309,487**
Impairment	**減值**				
At 1 January 2008	於二零零八年一月一日	–	–	–	–
Charge for the year	本年計提	688,311	–	–	688,311
At 31 December 2008	**於二零零八年十二月三十一日**	**688,311**	**–**	**–**	**688,311**
Net book amount	**賬面淨值**				
At 31 December 2007	於二零零七年十二月三十一日	688,311	184,936	66,427	939,674
At 31 December 2008	**於二零零八年十二月三十一日**	**–**	**102,742**	**61,837**	**164,579**

Notes:

(a) *Impairment tests for goodwill*

The Group operates in two cash-generating units ("CGU") which are passenger (including cargo carried by passenger flights) and cargo and logistics.

註釋：

(a) *商譽的減值測試*

本集團從事兩個現金產生單元分別為客運(包括客機運貨)以及貨運及物流。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

18. INTANGIBLE ASSETS (continued)

Notes: (continued)

(a) *Impairment tests for goodwill (continued)*

For the year ended 31 December 2008, the Group and the Company recognised impairment charge of RMB993 million and RMB688 million respectively, against goodwill which had previously been recognised in conncetion with the acquisition of Yunnan Airline, Xibei Airline and Wuhan Airline within the passenger CGU. The impairment charge recognised represents the amount by which the CGU's carrying amount exceeds its recoverable amount.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management.

Key assumptions used for cash flow projections are as following:

– Passenger yield growth rate	0% to 4.5%
– Passenger load factor	63% to 80%
– Aircraft daily utilization (hours per day)	5.4 to 11.4
– Discount rate	10%

Management determined budgeted passenger yield increase rate, load factor and aircraft daily utilization based on past performance and its expectations for market development. The discount rate used is pre-tax and reflects specific risks relating to the Group's business.

(b) *Sponsorship fees*

In March 2006, the Company entered into an agreement (the "Sponsorship Agreement") with the Bureau of 2010 Expo Shanghai (the "Bureau") which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group's products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services ("VIK") (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognised and amortised on straight-line basis over the period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB178 million (2007: 233 million) has been recognised as other long-term liabilities (Note 34) in the Group's balance sheet.

18. 無形資產（續）

註釋：（續）

(a) *商譽的減值測試(續)*

二零零八年十二月三十一日，本集團與本公司分別就歸屬於客運業務資產組組合的收購原雲南航、西北航與武漢航空公司產生的商譽計提了人民幣993百萬元與人民幣688百萬元的減值準備。確認的減值損失代表資產組帳面價值高於未來可回收金額部分。

現金產生單元的可收回金額根據使用價值計算。計算方式利用稅前現金流量預測，依據管理層批核的財政預算。

現金流量採用以下所述的關鍵假設作出推算：

一客運收入增長水準	零至4.5%
一客座率	63% 至 80%
一飛機日利用率(小時／天)	5.4 至11.4
一折現率	10%

管理層根據過往表現及其對市場發展的預測釐定客運收入增長水準、客座率和飛機日利用率等假設。所採用的貼現率為稅前比率並反映相關分部的特定風險。

(b) *贊助費*

於二零零六年三月，本公司與上海市二零一零年世博會事務協調局簽訂贊助協議並被確定為二零一零年上海世博會唯一中國航空客運合作夥伴。本公司可享有的權益包括，但不限於使用世博會的徽號於本集團的產品上、享有選購世博會會址廣告空位的優先權等。本公司需要支付人民幣320百萬元的贊助費，以支援二零一零年世博會，其中人民幣160百萬元為分期支付的現金，餘下的人民幣160百萬元會以現金等價物支付(以提供貨物或服務形式)。在集團資產負債表中此贊助費已被確認為無形資產。此無形資產在贊助協議生效日以至世博完結的受益期內以直線法予以攤銷，此贊助款的金額為人民178百萬元(2007年：233百萬元)，其相應的應付款已於綜合資產負債表中確認為其他長期負債(註釋34)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT 19. 物業、機器及設備

		Group 集團 Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2008, as restated	於二零零八年一月一日，經重述	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Reclassification upon a purchase	購入時重分類	3,094,561	(3,094,561)	–	–	–	–
Sales and finance lease back	售後融資租回	(3,085,419)	3,085,419	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	233,746	19,313	(253,059)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(註釋21)	411,153	3,816,843	–	–	–	4,227,996
Other additions	其他添置	1,781,272	4,683,699	360,498	335,220	345,730	7,506,419
Other disposals	其他出售	(719,787)	(408,134)	(8,047)	(143,060)	–	(1,279,028)
At 31 December 2008	於二零零八年十二月三十一日	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908
Accumulated depreciation	**累計折舊**						
At 1 January 2008, as restated	於二零零八年一月一日，經重述	13,165,501	4,820,675	673,892	1,986,752	–	20,646,820
Reclassification upon purchase	購入時重分類	1,580,097	(1,580,097)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,779,979)	1,779,979	–	–	–	–
Charge for the year	本年度折舊	2,138,172	1,913,877	108,826	379,654	–	4,540,529
Other disposals	其他出售	(520,373)	(408,134)	(932)	(6,326)	–	(935,765)
At 31 December 2008	於二零零八年十二月三十一日	14,583,418	6,526,300	781,786	2,360,080	–	24,251,584
Impairment	**減值準備**						
At 1 January 2008	於二零零八年一月一日	–	–	13,094	550	4,303	17,947
Charge for the year (Note (a))	本年度計提(註釋(a))	966,191	473,393	–	–	2,320	1,441,904
At 31 December 2008	於二零零八年十二月三十一日	966,191	473,393	13,094	550	6,623	1,459,851
Net book amount	**賬面淨值**						
At 31 December 2008	於二零零八年十二月三十一日	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473
At 1 January 2008	於二零零八年一月一日	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

Group 集團

		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2007, as restated	於二零零七年一月一日,經重述	31,922,671	21,310,056	2,752,340	3,514,463	250,112	59,749,642
Reclassification upon a purchase	購入時重分類	4,203,030	(4,203,030)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	84,402	91,269	(175,671)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(註釋21)	189,402	4,920,311	–	–	–	5,109,713
Other additions	其他添置	1,792,502	6,026,340	51,276	380,211	406,350	8,656,679
Disposal to a jointly controlled entity (Note 24)	向共同控制實體出售(註釋24)	–	–	(28,489)	(2,773)	–	(31,262)
Other disposals	其他出售	(788,727)	(237,973)	(33,781)	(99,386)	–	(1,159,867)
Transfers to assets held for sale	轉至待出售非流動資產	(4,390,384)	–	–	–	–	(4,390,384)
At 31 December 2007	於二零零七年十二月三十一日	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Accumulated depreciation	**累計折舊**						
At 1 January 2007, as restated	於二零零七年一月一日,經重述	12,472,726	5,393,870	582,072	1,659,800	–	20,108,468
Reclassification upon a purchase	購入時重分類	2,203,703	(2,203,703)	–	–	–	–
Charge for the year	本年度折舊	2,221,399	1,868,481	103,622	394,683	–	4,588,185
Disposal to a jointly controlled entity	向共同控制實體出售	–	–	(5,562)	(1,426)	–	(6,988)
Other disposals	其他出售	(786,032)	(237,973)	(6,240)	(66,305)	–	(1,096,550)
Transfers to assets held for sale	轉至待出售非流動資產	(2,946,295)	–	–	–	–	(2,946,295)
At 31 December 2007	於二零零七年十二月三十一日	13,165,501	4,820,675	673,892	1,986,752	–	20,646,820
Impairment	**減值準備**						
At 1 January 2007, as restated	於二零零七年一月一日,經重述	–	–	13,094	550	4,303	17,947
Charge for the year	本年度計提	–	–	–	–	–	–
At 31 December 2007	於二零零七年十二月三十一日	–	–	13,094	550	4,303	17,947
Net book amount	**賬面淨值**						
At 31 December 2007	於二零零七年十二月三十一日	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754
At 1 January 2007	於二零零七年一月一日	19,449,945	15,916,186	2,157,174	1,854,113	245,809	39,623,227

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2008, as restated	於二零零八年一月一日,經重述	27,203,710	23,659,953	1,539,304	2,433,576	205,951	55,042,494
Reclassification upon a purchase	購入時重分類	3,094,561	(3,094,561)	–	–	–	–
Sales and finance lease back	售後融資租回	(3,085,419)	3,085,419	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	56,226	19,314	(75,540)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(註釋21)	411,153	3,816,843	–	–	–	4,227,996
Other additions	其他添置	1,662,101	4,616,658	346,804	150,603	284,791	7,060,957
Other disposals	其他出售	(494,530)	(360,988)	(2,070)	(95,289)	–	(952,877)
At 31 December 2008	於二零零八年十二月三十一日	28,791,576	31,723,324	1,940,264	2,508,204	415,202	65,378,570
Accumulated depreciation	**累計折舊**						
At 1 January 2008, as restated	於二零零八年一月一日,經重述	10,254,289	4,333,277	409,816	1,460,062	–	16,457,444
Reclassification upon purchase	購入時重分類	1,580,097	(1,580,097)	–	–	–	–
Sales and finance lease back	售後融資租回	(1,779,979)	1,779,979	–	–	–	–
Charge for the year	本年度折舊	1,929,703	1,636,342	53,734	271,797	–	3,891,576
Other disposals	其他出售	(478,713)	(360,988)	(346)	(88,027)	–	(928,074)
At 31 December 2008	於二零零八年十二月三十一日	11,505,397	5,808,513	463,204	1,643,832	–	19,420,946
Impairment	**減值準備**						
At 1 January 2008	於二零零八年一月一日	–	–	–	–	4,303	4,303
Charge for the year (Note (a))	本年度計提(註釋(a))	966,191	473,393	–	–	897	1,440,481
At 31 December 2008	於二零零八年十二月三十一日	966,191	473,393	–	–	5,200	1,444,784
Net book amount	**賬面淨值**						
At 31 December 2008	於二零零八年十二月三十一日	16,319,988	25,441,418	1,477,060	864,372	410,002	44,512,840
At 1 January 2008	於二零零八年一月一日	16,949,421	19,326,676	1,129,488	973,514	201,648	38,580,747

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2007, as restated	於二零零七年一月一日，經重述	22,709,498	18,475,510	1,503,144	2,212,408	155,533	45,056,093
Reclassification upon a purchase	購入時重分類	3,909,982	(3,909,982)	–	–	–	–
Transfers from construction in progress	從在建工程轉入	–	–	82,588	13,388	(95,976)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(註釋21)	114,941	4,177,685	–	–	–	4,292,626
Other additions	其他添置	1,070,095	5,149,747	1,437	289,425	146,394	6,657,098
Disposal to a jointly controlled entity (Note 24)	向共同控制實體出售(註釋24)	–	–	(28,489)	(2,773)	–	(31,262)
Other disposals	其他出售	(597,936)	(233,007)	(19,376)	(78,872)	–	(929,191)
Transfers to assets held for sale	轉至待出售非流動資產	(2,870)	–	–	–	–	(2,870)
At 31 December 2007	於二零零七年十二月三十一日	27,203,710	23,659,953	1,539,304	2,433,576	205,951	55,042,494
Accumulated depreciation	**累計折舊**						
At 1 January 2007, as restated	於二零零七年一月一日，經重述	7,145,363	5,001,753	369,913	1,226,280	–	13,743,309
Reclassification upon a purchase	購入時重分類	2,061,531	(2,061,531)	–	–	–	
Charge for the year	本年度折舊	1,642,746	1,626,062	49,979	293,667	–	3,612,454
Disposal to a jointly controlled entity (Note 24)	向共同控制實體出售(註釋24)	–	–	(5,562)	(1,426)	–	(6,988)
Other disposals	其他出售	(595,240)	(233,007)	(4,514)	(58,459)	–	(891,220)
Transfers to assets held for sale	轉至待出售非流動資產	(111)	–	–	–	–	(111)
At 31 December 2007	於二零零七年十二月三十一日	10,254,289	4,333,277	409,816	1,460,062	–	16,457,444
Impairment	**減值準備**						
At 1 January 2007, as restated	於二零零七年一月一日，經重述	–	–	–	–	4,303	4,303
Charge for the year	本年度計提	–	–	–	–	–	–
At 31 December 2007	於二零零七年十二月三十一日	–	–	–	–	4,303	4,303
Net book amount	**賬面淨值**						
At 31 December 2007	於二零零七年十二月三十一日	16,949,421	19,326,676	1,129,488	973,514	201,648	38,580,747
At 1 January 2007	於二零零七年一月一日	15,564,135	13,473,757	1,133,231	986,128	151,230	31,308,481

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Notes:

(a) In view of the decline in demand on the air transportation market under the current economic environment, the Group performed an impairment test on property, plant and equipment ("PP&E") as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future (Note 10). In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

(b) As at 31 December 2008, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB8,723 million and RMB7,209 million respectively (2007: RMB9,865 million and RMB8,990 million respectively) were pledged as collateral under certain loan arrangements (note 32).

19. 物業、機器及設備（續）

註釋：

(a) 於2008年12月31日，由於當前航空市場需求下降，本集團對物業、機器及設備進行了減值測試，並依據減值測試結果對若干運營收益較差並計劃於短期內退役的機型的相關飛機、發動機以及高價周轉件，按其可收回金額計提了減值準備計人民幣14.42億元（註釋10）。在計算可回收金額時，本集團比較了相關資產的未來現金流量的現值及公允價值減去處置費用後的淨值，公允價值乃參照評估的市場價格。

(b) 於二零零八年十二月三十一日，本集團及本公司賬面淨值約為人民幣8,723百萬元及人民幣7,209百萬元（二零零七年：人民幣9,865百萬元及人民幣8,990百萬元）的若干飛機及樓宇已用作若干貸款協定的抵押品（註釋32）。

20. LEASE PREPAYMENTS 20. 預付租賃款

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,175,104**	1,247,104	**546,404**	616,553
Other additions	其他增加	**54,964**	–	**5,381**	–
Disposal to a jointly controlled entity (Note 24)	向共同控制實體出售（註釋24）	**–**	(70,149)	**–**	(70,149)
Other disposals	其他出售	**–**	(1,851)	**–**	–
At 31 December	十二月三十一日結餘	**1,230,068**	1,175,104	**551,785**	546,404
Accumulated amortisation	**累積攤銷**				
At 1 January	一月一日結餘	**207,607**	192,742	**121,268**	118,885
Charge for the year	本年度折舊	**25,940**	24,847	**10,245**	11,502
Disposal to a jointly controlled entity (Note 24)	向共同控制實體出售（註釋24）	**–**	(9,119)	**–**	(9,119)
Other disposals	其他出售	**–**	(863)	**–**	–
At 31 December	十二月三十一日結餘	**233,547**	207,607	**131,513**	121,268
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**996,521**	967,497	**420,272**	425,136

00208

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

20. LEASE PREPAYMENTS (continued)

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2008, the majority of these land use rights had remaining terms ranging from 38 to 53 years (2007: from 39 to 54 years).

20. 預付租賃款（續）

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零零八年十二月三十一日，大部份的土地使用權剩餘許可權年期為三十八至五十三年（二零零七年：三十九至五十四年）。

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

21. 飛機預付款

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**6,695,573**	7,668,708	**6,695,573**	7,006,853
Additions	增加	**3,603,824**	3,737,079	**3,603,824**	3,604,445
Interest capitalised (Note 13)	資本化利息（註釋13）	**342,153**	399,499	**342,153**	376,901
Transfers to property, plant and equipment (Note 19)	轉至物業、機器及設備（註釋19）	**(4,227,996)**	(5,109,713)	**(4,227,996)**	(4,292,626)
At 31 December	十二月三十一日結餘	**6,413,554**	6,695,573	**6,413,554**	6,695,573

Included in the Group's and the Company's balance as at 31 December 2008 is accumulated interest capitalised of RMB518 million (2007: RMB553 million), at an average interest rate of 5.43% (2007: 5.90%).

於二零零八年十二月三十一日，本集團及本公司結餘中的累積資本化利息合計約為人民幣518百萬元（二零零七年：人民幣553百萬元），平均資本化利率為5.43%（二零零七年：5.90%）。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

22. INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

22. 投資於附屬公司

本集團的主要附屬公司均為在中國或香港成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2008 二零零八年 RMB'000 人民幣千元	 2007 二零零七年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2008 二零零八年	 2007 二零零七年	Principal activities 主要業務
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") 中國東方航空江蘇有限公司（「東航江蘇」）	PRC 3 May 1993 中國 一九九三年五月三日	**880,000**	880,000	**63%**	63%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. ("China Cargo") 中國貨運航空有限公司（「中貨航」）	PRC 22 July 1998 中國 一九九八年七月二十二日	**950,000**	950,000	**70%**	70%	Provision of cargo carriage services 提供貨物運輸服務
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan") 中國東方航空武漢有限責任公司（「東航武漢」）	PRC 16 August 2002 中國 二零零二年八月十六日	**600,000**	600,000	**96%**	96%	Provision of airline services 提供航空服務
Shanghai Eastern Flight Training Co., Ltd. 上海東方飛行培訓有限公司	PRC 18 December 1995 中國 一九九五年十二月十八日	**473,000**	473,000	**95%**	95%	Provision of flight training services 提供飛行訓練服務
Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics") 上海東方遠航物流有限公司（「東遠物流」）	PRC 23 August 2004 中國 二零零四年八月二十三日	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services 提供貨運物流服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

22. INVESTMENTS IN SUBSIDIARIES (continued) 22. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2008 二零零八年	2007 二零零七年	Principal activities 主要業務
Shanghai Eastern Maintenance Co., Ltd. 上海東方飛機維修有限公司	PRC 27 November 2002 中國 二零零二年十一月二十七日	**25,658**	25,658	**60%**	60%	Provision of aircraft repair and maintenance services 提供飛機修理及大修服務
China Eastern Airlines Development (HK) Co., Ltd. 中國東方航空發展(香港)有限公司	PRC 20 May 1995 中國 一九九五年五月二十日	**10,047**	10,047	**80%**	80%	Provision of ticket sales and logistics 提供銷售機票及商品運輸服務
China Eastern Airlines (Shantou) Economics Development Co., Ltd. 東方航空(汕頭)經濟發展有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**10,000**	10,000	**55%**	55%	Provision of airline equipment sales 生產銷售航空用品
China Eastern Airline Gifting Co., Ltd. 東方航空禮品有限公司	PRC 17 August 2007 中國 二零零七年八月十七日	**50,000**	50,000	**100%**	100%	Provision of marketing services 銷售工藝品
Eastern Business Airline Service Co., Ltd. 東方公務航空服務公司	PRC 27 September 2008 中國 二零零八年九月二十七日	**50,000**	–	**100%**	–	Provision of airlines consultation services 主要提供航空業務諮詢服務

00211

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES 23. 投資於聯營公司

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**808,417**	425,817	**762,058**	377,872
Share of post acquisition results/reserves	攤佔收購後業績/儲備	**171,902**	175,302	**–**	–
		980,319	601,119	**762,058**	377,872

The movement on investments in associates is as follows: 投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**601,119**	623,390	**377,872**	377,872
Costs of additional investments	新增投資的成本	**384,186**	–	**384,186**	–
Disposal of an indirectly held associate	出售非直接控制的聯營公司	**(3,820)**	(102,750)	**–**	–
Share of results of associates	攤佔聯營公司業績	**69,668**	58,312	**–**	–
Share of revaluation surplus/(deficits) on available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的評估增值/(減值)	**(19,080)**	22,167	**–**	–
Dividend received during the year	本年收到的股息	**(51,754)**	–	**–**	–
At 31 December	十二月三十一日結餘	**980,319**	601,119	**762,058**	377,872

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

23. INVESTMENTS IN ASSOCIATES (continued)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

23. 投資於聯營公司(續)

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company **公司名稱**	**Place and date of establishment** **成立地點及日期**	**Paid-up capital 實收資本** **2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元	**Attributable equity interest 應佔股本權益** **2008 二零零八年**	2007 二零零七年	**Principal activities** **主要業務**
Eastern Air Group Finance Co., Ltd. ("EAGF") 東航集團財務有限責任公司（「東航財務」）	PRC 6 December 1995 中國 一九九五年十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to group companies of CEA Holding 為中國東航集團轄下公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Jiangsu Huayu General Aviation Co., Ltd. 江蘇華宇通用航空有限公司	PRC 1 December 2004 中國 二零零四年十二月一日	**110,000**	110,000	**27%**	27%	Provision of aviation support services 提供航空支援服務
Eastern Aviation Import & Export Co., Ltd ("EAIEC") 東方航空進出口有限公司（「東航進出口」）	PRC 9 June 1993 中國 一九九三年六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare 從事飛機、飛行設備及飛行設備零件貿易
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	**57,980**	57,980	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務
Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC") 上海東美航空旅遊有限公司（「東美公司」）	PRC 17 October 2004 中國 二零零四年十月十七日	**31,000**	31,000	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司（續）

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2008 二零零八年 RMB'000 人民幣千元	Paid-up capital 實收資本 2007 二零零七年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 2008 二零零八年	Attributable equity interest 應佔股本權益 2007 二零零七年	Principal activities 主要業務
Eastern Aviation Advertising Service Co., Ltd. ("CAASC") 上海東方航空傳媒有限公司	PRC 04 March 1986 中國 一九八六年三月四日	**10,320**	10,320	**45%**	45%	Provision of aviation advertising agency services 從事代理民航廣告業務
Joy Air Co., Ltd (Note (a)) 幸福航空有限責任公司（註釋(a)）	PRC 28 March 2008 中國 二零零八年三月二十八日	**600,000**	–	**40%**	–	Provision of regional airline transportation 提供地區航空運輸
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (Note (b)) 上海普惠飛機發動機維修有限公司（註釋(b)）	PRC 28 March 2008 中國 二零零八年三月二十八日	**USD／美元 39,500**	–	**51%**	–	Provision of maintenance of aircraft, engine and other related components maintenance services 提供飛機、發動機和其他相關部分的維修

Note:

(a) On 24 January 2008, the Company entered into an agreement with China Aviation Industry Corporation to establish Joy Air Company Limited ("Joy Air"). The Company holds a 40% interests of Joy air. As at 31 December 2008, the Company contributed RMB240 million in cash. Joy Air is still in preparation period as at the balance sheet date.

(b) In 2008, the Company entered into an agreement with a third party to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("Shanghai P&W"). Shanghai P&W's registered capital is USD 40 million, in which the Company holds 51% interests. As at 31 December 2008, the Company contributed USD20,145,000 in cash to Shanghai P&W. According to the agreement, the third party has the power to govern the financial and operating policies of Shanghai P&W and hence the Company accounts for Shanghai P&W as an associate. At the balance sheet date, Shanghai P&W is still in preparation period.

註釋：

(a) 於2008年1月24日，本公司與中國航空工業集團簽訂協議共同成立幸福航空有限責任公司，本公司佔40%的權益。截至2008年12月31日，本公司以現金投入人民幣2.4億元。於資產負債表日內該公司尚在籌建期間。

(b) 於2008年，本公司與獨立第三方簽訂合資協議，成立上海普惠飛機發動機維修有限公司(以下簡稱"普惠")。該公司註冊資本為美元40百萬元，本公司佔51%的權益。截至2008年12月31日，本公司以現金投入美元20百萬元。根據合資協議，第三方對普惠的財務和日常經營活動具有控制權，因此本公司將其列為聯營公司。於本報告年度，該公司尚在籌建期間。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司(續)

Note: (continued) 註釋：(續)

(c) The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

(c) 本集團攤佔聯營公司的收入、業績、資產及負債詳見下表：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利／(虧損) RMB'000 人民幣千元
2008	二零零八年	**4,326,145**	**3,345,826**	**913,845**	**69,668**
2007	二零零七年	2,194,818	1,593,699	919,495	58,312

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES 24. 投資於共同控制實體

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**270,208**	268,892	**301,802**	301,802
Share of post-acquisition results/reserves	攤佔收購後業績／儲備	**92,124**	68,074	**–**	–
		362,332	336,966	**301,802**	301,802

The movement on investments in jointly controlled entities is as follows:

投資於共同控制實體的變動如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**336,966**	115,540	**301,802**	59,552
Other addition	其他增加	**–**	209,340	**–**	242,250
Dividend received during the year	本年收到的股息	**–**	(18,000)	**–**	–
Share of results	攤佔業績	**24,050**	30,086	**–**	–
Amortisation of previously unrecognised gain	以前年度未確認溢利之攤銷	**1,316**	–	**–**	–
At 31 December	十二月三十一日結餘	**362,332**	336,966	**301,802**	301,802

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

24. 投資於共同控制實體(續)

本集團的主要共同控制實體均為中國成立及營運的有限責任公司,其具體情況如下:

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 **2008** 二零零八年 **RMB'000** 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	Attributable equity interest 應佔股本權益 **2008** 二零零八年	2007 二零零七年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("STA") (Note (a)) 上海科技宇航有限公司(「科技宇航」)(註釋(a))	PRC 28 September 2004 中國 二零零四年九月二十八日	**576,795**	576,795	**51%**	51%	Provision of repair and maintenance services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes") 上海東聯航空機輪剎車大修工程有限公司(「機輪剎車」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	**17,484**	17,484	**40%**	40%	Provision of spare parts repair and maintenance services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**10,000**	10,000	**41%**	41%	Provision of computer systems development 提供電腦系統發展服務

Notes:

(a) Under a Joint Venture Agreement with the other joint venture partner of STA dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

註釋:

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議,本公司同意與另一合作投資方共同享有科技宇航經濟活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

(b) 本集團攤佔共同控制體的收入、業績、資產及負債詳見下表:

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit/(loss) 溢利/(虧損) RMB'000 人民幣千元
2008	二零零八年	**404,888**	**42,556**	**187,997**	**24,050**
2007	二零零七年	382,501	45,535	205,188	30,086

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

25. OTHER LONG-TERM ASSETS 25. 其他長期資產

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases (Note (a))	與飛機經營性租賃相關的存款(註釋(a))	**509,887**	508,903	**360,061**	361,453
Prepaid flight training fees (Note (b))	預付飛行培訓費(註釋(b))	**337,597**	43,920	**326,254**	43,920
Prepaid staff benefits (Note (c))	預付員工福利(註釋(c))	**26,888**	40,567	**21,401**	32,398
Rental and renovation deposits	租賃及改造訂金	**26,460**	33,032	**26,460**	33,032
Other long-term receivables	其他長期應收款項	**40,724**	34,329	**31,175**	28,046
		941,556	660,751	**765,351**	498,849

Notes:

(a) The fair value of deposits relating to aircraft held under operating leases of the Group and the Company are RMB473 million and RMB349 million (2007: RMB441 million and RMB318 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 0.75%-2.79% (2007: 2.4%-3.06%).

(b) Prepaid flight training expenses represent the training expenses prepaid for pilot undergraduates and pilots in service of the Group and are amortised over the relevant training periods for which the prepayments cover on a straight-line basis.

(c) Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to continue serving the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required to be calculated on a pro-rata basis. These subsidies are amortised over six years on the straight-line basis.

註釋：

(a) 本集團及本公司與飛機經營性租賃相關的存款之公允價值分別為人民幣473百萬元及人民幣349百萬元(二零零七年：人民幣441百萬元及人民幣318百萬元)，而其公允價值是根據預期支付款項及年末主要市場利率0.75%-2.79%計算的(二零零七年：2.4%-3.06%)。

(b) 預付飛行培訓費為飛行學院新生及在職飛行員培訓費用。該等預付款項在相應的培訓期間內直線攤銷。

(c) 預付員工福利為鼓勵員工購買汽車而發放的汽車補貼。接受補貼的員工需要自接受該補貼起繼續為本集團服務六年以不需要償還所收到的補貼。若員工在六年期限之前離開本集團，該員工需要按所服務年期的比例償還補貼。此補貼以直線法分六年攤銷。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

26. TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

26. 應收賬款及應收票據

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Within 90 days	九十日內	**1,088,951**	1,761,799	**733,498**	1,098,281
91 to 180 days	九十一日至一百八十日	**24,282**	104,991	**12,546**	97,212
181 to 365 days	一百八十一日至三百六十五日	**30,451**	187,355	**27,800**	150,506
Over 365 days	超過三百六十五日	**103,919**	101,769	**63,286**	84,914
		1,247,603	2,155,914	**837,130**	1,430,913
Less: provision for impairment of receivables	減：應收賬款壞帳準備	**(101,081)**	(59,907)	**(86,635)**	(55,757)
Trade receivables	應收賬款	**1,146,522**	2,096,007	**750,495**	1,375,156

The carrying amounts of the trade receivables approximate their fair value.

應收帳款的賬面價值接近其公允價值。

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收帳款乃與多名近期無拖欠記錄的各種客戶有關。

00218

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

26. TRADE RECEIVABLES AND NOTES RECEIVABLE (continued)

As at 31 December 2008, trade receivables of RMB153 million (2007: RMB360 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB175 million (2007: RMB202 million) from these agents. The ageing analysis of these trade receivables is as follows:

26. 應收賬款及應收票據(續)

於二零零八年十二月三十一日，應收帳款人民幣153百萬元(二零零七年：人民幣360百萬元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有押金金額為人民幣175百萬元(二零零七年：人民幣202百萬元)。此等貿易應收款的賬齡分析如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Up to 6 months	逾期六個月以內	**122,407**	202,238	**34,950**	156,897
6 to 12 months	逾期6至12個月	**30,451**	157,850	**27,800**	126,517
		152,858	360,088	**62,750**	283,414

As at 31 December 2008, trade receivables of RMB84 million (2007: RMB44 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

於二零零八年十二月三十一日，應收賬款人民幣84百萬元(二零零七年：人民幣44百萬元)已經減值，並已記提全額減值準備。餘下的減值應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值準備的考慮因素於註釋2(r)已述。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

26. TRADE RECEIVABLES AND NOTES RECEIVABLE (continued)

26. 應收賬款及應收票據（續）

The ageing of impaired receivables is as follows:

已計提減值的應收款的賬齡如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
12 to 24 months overdue	逾期12至24個月	**15,660**	26,734	**551**	18,527
Over 24 months overdue	逾期24個月以上	**88,259**	75,035	**62,734**	66,387
		103,919	101,769	**63,285**	84,914

Movements on the Group's provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日	**59,907**	90,405	**55,757**	87,195
Receivables written off during the year as uncollectible	年內列為未能收回的應收款撤銷	**(1,027)**	(4,009)	**(552)**	(4,009)
Provision for impairment of receivables	本年增加	**42,201**	–	**31,430**	–
Unused amounts reversed	未用金額轉回	**–**	(26,489)	**–**	(27,429)
At 31 December	十二月三十一日	**101,081**	59,907	**86,635**	55,757

26. TRADE RECEIVABLES AND NOTES RECEIVABLE (continued)

26. 應收賬款及應收票據(續)

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**899,905**	1,800,355	**552,572**	1,159,012
US Dollars	美元	**51,075**	89,944	**17,580**	15,255
HK Dollars	港幣	**48,901**	80,246	**46,916**	80,094
Korea Won	韓幣	**9,021**	41,538	**24,620**	41,538
Euro	歐元	**42,706**	54,185	**9,021**	49,517
Japanese Yen	日元	**56,003**	1,323	**55,929**	1,323
Other currencies	其他貨幣	**38,911**	28,416	**43,857**	28,417
		1,146,522	2,096,007	**750,495**	1,375,156

The net impact of creation and release of provisions for impaired receivables have been included in 'Provision for impairment of trade and other receivables' in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

對已減值應收款撥備的計提和撥回的淨影響已包括在收益表中「應收賬款及其他應收款減值準備」內(註釋11)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時撇銷。

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

在報告日期，信貸風險的最高風險承擔為上述每類應收款的賬面值。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

27. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Restricted bank deposits (Note (a))	限制性銀行存款(註釋(a))	**2,159,848**	–	**2,082,075**	–
Rebates receivable on aircraft acquisitions	購入飛機所得應收回扣款	**930,665**	929,652	**881,395**	875,786
Deposits relating to aircraft under finance leases – current portion	融資租賃飛機存款—流動部份	**–**	419,604	**–**	419,604
Ground Service Fees	地面服務費	**310,452**	337,166	**178,300**	215,296
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**249,308**	256,069	**210,078**	233,808
Rental deposits	租賃訂金	**88,001**	130,348	**74,477**	79,393
Custom duties and value added tax recoverable	應收關稅及增值稅返還款	**64,501**	88,747	**29,127**	25,612
Prepayments for acquisition of flight equipment and other assets	購買飛行設備及其他資產預付款	**36,480**	60,325	**34,707**	36,340
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (b))	超過三個月但少於一年的短期存款(註釋(b))	**33,116**	52,843	**31,860**	52,843
Others	其他	**253,848**	280,895	**184,757**	211,927
		4,126,219	2,555,649	**3,706,776**	2,150,609

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

27. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (continued)

Notes:

(a) The restricted bank deposits represent: i) a deposit of RMB1,347 million pledged against 188 million US dollar loan (2007: Nil); ii) a security deposit of US dollar 117 million (RMB796 million equivalent) for fuel option contracts (2007: Nil); iii) a deposit of RMB17 million for notes payable (2007: Nil.)

(b) As at 31 December 2008, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.36% (2007: 0.7%).

27. 預付款、存款及其他應收款(續)

註釋：

(a) 限制性銀行存款主要為：i) 美金188百萬元的借款的保證金計人民幣1,347百萬元(二零零七年：無)；ii) 原油期權合約保證金美元117百萬元(人民幣796百萬元)(二零零七年：無)；iii) 應付票據保證金人民幣17百萬元(二零零七年：無)。

(b) 於二零零八年十二月三十一日，原到期日超過三個月但不超過一年銀行存款的有效利率為0.36%(二零零七年：0.7%)。

28. CASH AND CASH EQUIVALENTS

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

28. 現金及現金等價物

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Renminbi	人民幣	**2,623,585**	585,797	**1,636,815**	322,447
US Dollars	美元	**494,249**	736,951	**441,671**	460,383
Euro	歐元	**126,695**	92,205	**95,622**	60,122
Japanese Yen	日元	**37,657**	70,996	**22,705**	57,480
Pounds Sterling	英鎊	**11,016**	16,141	**11,016**	16,141
Australian Dollars	澳元	**18,922**	14,991	**18,915**	14,991
Canadian Dollars	加元	**12,394**	25,332	**12,245**	25,332
Singapore Dollars	新加坡元	**42,617**	1,116	**42,617**	1,116
Others	其他	**83,875**	111,715	**80,335**	82,885
		3,451,010	1,655,244	**2,361,941**	1,040,897

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

29. TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

29. 應付賬款及應付票據

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Within 90 days	九十日以內	**3,310,710**	1,465,079	**3,109,316**	1,228,690
91 to 180 days	九十一日至一百八十日	**1,249,400**	1,126,091	**1,241,243**	1,125,495
181 to 365 days	一百八十一日至三百六十五日	**267,785**	449,391	**123,544**	221,750
Over 365 days	超過三百六十五日	**316,963**	97,319	**273,127**	86,781
		5,144,858	3,137,880	**4,747,230**	2,662,716

As at 31 December 2008, notes payable totaling RMB3,840 million (2007: RMB1,616 million) were unsecured. Discount rates ranged from 2.9% to 5.9% (2007: 3.5% to 5.5%) and all notes are repayable within six months.

於二零零八年十二月三十一日，合計人民幣3,840百萬元的應付票據(二零零七年：人民幣1,616百萬元)無擔保，折現率為2.9%至5.9%(二零零七年：3.5%至5.5%)，所有應付票據將於六個月內支付。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

30. OTHER PAYABLES AND ACCRUED EXPENSES 30. 其他應付款及預提費用

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Accrued fuel cost	預提飛機燃料費用	**3,841,660**	2,348,932	**3,534,281**	2,180,773
Accrued take-off and landing charges	預提飛機起降費用	**1,879,751**	1,036,423	**1,563,049**	838,218
Accrued aircraft overhaul expenses	預提飛機大修費用	**1,256,115**	1,184,529	**986,055**	978,089
Other accrued operating expenses	預提其他營運費用	**1,417,988**	928,267	**1,251,514**	841,311
Accrued salaries, wages and benefits	預提工資、薪金及福利	**976,551**	1,067,245	**786,964**	861,035
Duties and levies payable	關稅及應付稅費	**545,482**	858,966	**423,527**	646,588
Staff housing allowance (Note 37(b))	職工住房補貼（註釋37(b)）	**386,065**	363,110	**317,918**	332,156
Deposits received from ticket sales agents	從票務銷售代理收取的訂金	**320,254**	339,064	**229,399**	268,064
Current portion of other long-term liabilities (Note 34)	其他長期負債的流動部份（註釋34）	**130,460**	135,859	**121,178**	135,859
Current portion of post-retirement benefit obligations (Note 36(b))	退休後福利準備的流動部份（註釋36(b)）	**46,461**	34,425	**43,801**	31,707
Others	其他應付款	**1,346,388**	1,294,425	**1,229,272**	1,190,894
		12,147,175	9,591,245	**10,486,958**	8,304,694

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

31. OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2008, the Group and the Company had 68 and 61 aircraft (2007: 55 and 48 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

31. 融資租賃負債

於二零零八年十二月三十一日，本集團及本公司以融資租賃方式分別租用六十八架和六十一架飛機（二零零七年：五十五架和四十八架）。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

最低租金（包括利息）及最低租金的現值分列如下：

		Group 集團					
		2008 二零零八年			2007 二零零七年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,765,969**	**848,980**	**1,916,989**	3,356,665	811,442	2,545,223
In the second year	第二年	**2,704,499**	**688,327**	**2,016,172**	2,206,135	638,882	1,567,253
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**7,805,669**	**1,602,339**	**6,203,330**	5,714,466	1,509,114	4,205,352
After the fifth year	五年以後	**11,868,053**	**1,195,645**	**10,672,408**	9,331,048	1,196,666	8,134,382
Total	總額	**25,144,190**	**4,335,291**	**20,808,899**	20,608,314	4,156,104	16,452,210
Less: amount repayable within one year	減：一年內償還部份	**(2,765,969)**	**(848,980)**	**(1,916,989)**	(3,356,665)	(811,442)	(2,545,223)
Long-term portion	長期部份	**22,378,221**	**3,486,311**	**18,891,910**	17,251,649	3,344,662	13,906,987

31. OBLIGATIONS UNDER FINANCE LEASES (continued)

31. 融資租賃負債(續)

		Company 公司					
		2008 二零零八年			2007 二零零七年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	**Interest 利息 RMB'000 人民幣千元**	**Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元**	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	**2,458,559**	**743,497**	**1,715,062**	2,993,378	676,597	2,316,781
In the second year	第二年	**2,400,584**	**594,223**	**1,806,361**	1,866,827	524,660	1,342,167
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**6,892,822**	**1,380,412**	**5,512,410**	4,725,108	1,230,149	3,494,959
After the fifth year	五年以後	**10,534,868**	**1,039,530**	**9,495,338**	7,574,768	956,172	6,618,596
Total	總額	**22,286,833**	**3,757,662**	**18,529,171**	17,160,081	3,387,578	13,772,503
Less: amount repayable within one year	減:一年內償還部份	**(2,458,559)**	**(743,497)**	**(1,715,062)**	(2,993,378)	(676,597)	(2,316,781)
Long-term portion	長期部份	**19,828,274**	**3,014,165**	**16,814,109**	14,166,703	2,710,981	11,455,722

The fair value of obligations under finance leases of the Group and the Company are RMB21,037 million and RMB18,640 million (2007: RMB16,577 million and RMB13,863 million respectively), which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

本集團及本公司融資租賃負債之公允值分別為人民幣21,037百萬元及人民幣18,640百萬元(二零零七年:人民幣16,577百萬元及人民幣13,863百萬元),而其公允值是根據預期支付款項及年末主要市場利率計算。

At 31 December 2008, the Group and the Company had bank deposits totaling nil (2007: RMB420 million) pledged as collateral under certain finance lease arrangements.

於二零零八年十二月三十一日,本集團及本公司無以銀行存款作為若干融資租賃的抵押品(二零零七年:人民幣420百萬元)。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

32. BORROWINGS 32. 貸款

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Non-current	非流動部分				
Long-term bank borrowings	長期銀行借款				
– secured	一有抵押	**3,350,114**	3,994,947	**2,189,950**	3,376,847
– unsecured	一無抵押	**5,237,938**	7,374,360	**4,855,130**	6,273,736
		8,588,052	11,369,307	**7,045,080**	9,650,583
Current	流動部份				
Long-term bank borrowings	長期銀行借款				
– secured	一有抵押	**1,133,836**	772,286	**742,176**	615,626
– unsecured	一無抵押	**5,905,655**	2,533,233	**5,772,969**	2,288,940
Short-term bank borrowings	短期銀行借款				
– secured	一有抵押	**1,284,236**	–	**1,222,953**	–
– unsecured	一無抵押	**18,189,593**	15,189,002	**16,325,335**	13,039,208
		26,513,320	18,494,521	**24,063,433**	15,943,774
Total borrowings	借款總額	**35,101,372**	29,863,828	**31,108,513**	25,594,357
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**26,513,320**	18,494,521	**24,063,433**	15,943,774
In the second year	第二年	**4,147,845**	5,927,098	**3,569,348**	5,515,186
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**3,665,352**	4,216,517	**2,977,920**	3,266,554
After the fifth year	五年以後	**774,855**	1,225,692	**497,812**	868,843
Total borrowings	借款總額	**35,101,372**	29,863,828	**31,108,513**	25,594,357

Notes:

As at 31 December 2008, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB8,723 million and RMB7,209 million respectively (2007: RMB9,865 million and RMB8,990 million) (Note 19).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB357 million and Nil (2007: RMB1,008 million and Nil respectively) were guaranteed by CEA Holding (Note 44).

Certain unsecured bank borrowings of the Group and the Company totaling of RMB600 million (2007: Nil) were guaranteed by a third party bank.

註釋：

於二零零八年十二月三十一日，本集團及本公司的抵押借款以若干飛機作抵押品，其賬面價值為人民幣8,723百萬元及人民幣7,209百萬元（二零零七年：人民幣9,865百萬元及人民幣8,990百萬元）（註釋19）。

本集團及本公司部份非抵押銀行貸款計人民幣357百萬元及零元（二零零七年：人民幣1,008百萬元及零元）由中國東航集團擔保（註釋44）。

本集團及本公司部份非抵押銀行貸款計人民幣600百萬元（二零零七年：人民幣零元）由第三方銀行擔保。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

32. BORROWINGS (continued)

32. 貸款(續)

The terms of the long-term bank loans are summarised as follows:

長期銀行貸款的條款概括如下：

Currency 幣種	Interest rate and final maturities 借款利率及到期日	Group 集團 **2008** 二零零八年 **RMB'000** 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Company 公司 **2008** 二零零八年 **RMB'000** 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元
RMB denominated 人民幣計價	Interest rates ranging from 4.52% to 8.36% per annum with final maturities through to 2017. 年利率介乎4.52厘至8.36厘不等，貸款至2017年最後到期	**6,898,178**	6,132,551	**5,042,498**	4,270,211
U.S. dollar denominated 美元計價	Interest rates ranging from 3 month LIBOR +0.25% to 6 month LIBOR+3% per annum with final maturities through to 2019 年利率介乎3個月LIBOR +0.25厘至6個月LIBOR +3厘不等，貸款至2019年最後到期	**8,617,707**	8,418,967	**8,406,069**	8,161,630
EURO denominated 歐元計價	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010. 浮動利率為6個月的LIBOR+0.6厘不等，貸款至2010年最後到期	**111,658**	123,308	**111,658**	123,308
Total long-term bank loans 長期借款總計		**15,627,543**	14,674,826	**13,560,225**	12,555,149

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

32. BORROWINGS (continued)

Note:

(a) The fair value of long-term borrowings of the Group and the Company are RMB15,826 million and RMB13,684 million (2007: RMB14,111 million and RMB12,124 million), which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b) Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. As at 31 December 2008, the interest rates relating to such borrowings ranged from 2.7% to 7.47% per annum (2007: 4.39% to 6.72% per annum). During the year ended 31 December 2008, the weighted average interest rate on short-term bank loans was 6.36 % per annum (2007: 5.75% per annum).

(c) The carrying amounts of the borrowings are denominated in the following currencies:

32. 貸款（續）

註釋:

(a) 本集團及公司的長期借款之公允價值分別為人民幣15,826百萬元及人民幣13,684百萬元(2007年：人民幣14,111百萬元及人民幣12,124百萬元)。其公允價值是根據預期支付款項及年末主要事項，以及於資產負債表日本集團和本公司可獲得的相同條款及特徵金融衍生工具主要市場利率來計算的。

(b) 本集團及本公司的短期借款均為一年以內償還的借款，其利率根據基於中國人民銀行制定的基準利率的現行市場利率釐定。截止二零零八年十二月三十一日，相關借款的利率介於每年2.7％至7.47％(2007年：4.39％至6.72％)。截止二零零八年十二月三十一日短期借款的加權平均利率為6.36％(2007年：5.75％)

(c) 貸款的賬面金額以下列貨幣為單位：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Renminbi	人民幣	**21,955,769**	12,528,550	**18,262,088**	8,590,026
US Dollars	美元	**13,007,688**	17,196,836	**12,734,767**	16,874,186
Euro	歐元	**111,658**	130,145	**111,658**	130,145
HK Dollar	港元	**26,257**	8,297	**–**	–
		35,101,372	29,863,828	**31,108,513**	25,594,357

33. PROVISION FOR OPERATING LEASE AIRCRAFT RETURN CONDITION CHECK

33. 經營性租賃飛機退租檢修準備

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**956,910**	510,621	**737,371**	429,590
Additional provisions	本年預提	**618,555**	446,289	**431,319**	307,781
Utilisation	年度內支用	**(41,447)**	–	**–**	–
At 31 December	十二月三十一日結餘	**1,534,018**	956,910	**1,168,690**	737,371
Less: current portion	減：流動部份	**(213,830)**	–	**(139,710)**	–
Long-term portion	長期部份	**1,320,188**	956,910	**1,028,980**	737,371

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

經營性租賃飛機退租檢修準備為經營性租賃飛機的預計退租檢修費用的現值，對於此等飛機本集團有責任滿足有關租賃規定的交還條件。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

34. OTHER LONG-TERM LIABILITIES 34. 其他長期負債

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Long-term duties and levies payable	長期關税及其他應付税項	**805,794**	584,791	**713,522**	501,867
Fair value of unredeemed points awarded under the Group's frequent flyer program	常旅客計劃尚未兑換獎勵積分的公允價值	**364,858**	378,361	**364,858**	378,361
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 18(b))	二零一零年上海世博會長期應付款（註釋18(b)）	**177,883**	232,811	**177,883**	232,811
Long-term payable to Aviation China Civil Flight Institute (Note (a))	中國民用航空飛行學院長期應付款（註釋(a)）	**30,000**	60,000	**30,000**	60,000
Deferred gains on sale and leaseback transactions of aircraft	售後回租飛機遞延收益	**14,549**	21,011	**14,549**	21,011
Other long-term payable	其他長期應付款	**58,135**	101,582	**56,319**	101,582
		1,451,219	1,378,556	**1,357,131**	1,295,632
Less: Current portion	減：流動部份	**(130,460)**	(135,859)	**(121,178)**	(135,859)
Long-term portion	長期部份	**1,320,759**	1,242,697	**1,235,953**	1,159,773

Notes:

(a) The balance is unsecured, interest bearing at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

註釋:

(a) 該餘額為無抵押，有效年利率為6.21%，至2009年每年分期還款30百萬元。

00232

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

35. DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

35. 遞延税項

當有法定權利可將税項資產與現有税務負債抵銷，而遞延所得税涉及同一管轄機構，則可將遞延所得税資產與遞延所得税負債互相抵銷。在作適當抵銷後，下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Deferred tax assets	遞延税項資產				
– Deferred tax asset to be utilised after 12 months	－12個月以上可實現的遞延税項資產	**79,802**	111,874	**–**	–
– Deferred tax asset to be utilised within 12 months	－12個月以內可實現的遞延税項資產	**2,145**	1,337	**–**	–
		81,947	113,211	**–**	–
Deferred tax liabilities	遞延税項負債				
– Deferred tax liability to be realised after 12 months	－12個月以上可實現的遞延税項負債	**(55,444)**	(50,369)	**–**	–
– Deferred tax liability to be realised within 12 months	－12個月以內可實現的遞延税項負債	**(2,145)**	–	**–**	–
		(57,589)	(50,369)	**–**	–

Movements in the net deferred taxation asset/(liability) are as follows:

遞延税項淨資產／(負債)的變動如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**62,842**	13,687	**–**	–
(Charged)/ credited to income statement (Note 14)	損益表(借項)／貸項(註釋14)	**(38,484)**	49,155	**–**	–
At 31 December	十二月三十一日結餘	**24,358**	62,842	**–**	–

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

35. DEFERRED TAXATION (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

35. 遞延税項(續)

於二零零八年十二月三十一日，遞延税項資產及負債在同一税法機構下抵銷前的結餘有以下的税務影響組成：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Deferred tax assets:	遞延税項資產：				
Tax losses carried forward	税務虧損結餘	**1,846**	317,392	**–**	313,755
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	**78,634**	138,783	**74,872**	136,614
Impairment provision for receivables	應收款減值準備	**68,553**	79,195	**52,872**	44,348
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**170,808**	–	**170,451**	–
Provision for aircraft overhaul expense	飛機大修費用準備	**152,231**	96,834	**135,196**	56,985
Provision for frequent flyer program	常旅客計劃計提準備	**13,619**	–	**13,619**	–
Financial derivative liabilities	交易性金融負債	**313,488**	10,449	**313,488**	10,449
Provision for post-retirement benefits	退休後福利準備	**271,672**	351,283	**247,424**	306,694
		1,070,851	993,936	**1,007,922**	868,845
Deferred tax liabilities:	遞延税項負債：				
Depreciation and amortisation	折舊及攤銷	**(1,024,173)**	(931,094)	**(985,602)**	(868,845)
Financial derivative assets	交易性金融資產	**(22,320)**	–	**(22,320)**	–
		(1,046,493)	(931,094)	**(1,007,922)**	(868,845)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

35. DEFERRED TAXATION (continued)

35. 遞延稅項(續)

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

遞延稅項淨資產／(負債)的變動如下:

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/ credited to income statement 損益表(借項)／貸項 RMB'000 人民幣千元	(Charged)/ credited to equity 權益借項／(貸項) RMB'000 人民幣千元	At the end of the year 期末餘額 RMB'000 人民幣千元
For the year ended 31 December 2008	於二零零八年年度內				
Tax losses carried forward	稅務虧損結餘	317,392	(315,546)	–	1,846
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	138,783	(60,149)	–	78,634
Impairment provision for receivables	應收款減值準備	79,195	(10,642)	–	68,553
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	–	170,808	–	170,808
Provision for aircraft overhaul expense	飛機大修費用準備	96,834	55,397	–	152,231
Provision for frequent flyer program	常旅客計劃計提準備	–	13,619		13,619
Financial derivative liabilities	交易性金融負債	10,449	303,039		313,488
Provision for post-retirement benefits	退休後福利準備	351,283	(79,611)	–	271,672
		993,936	76,915	–	1,070,851
Depreciation and amortisation	折舊及攤銷	(931,094)	(93,079)	–	(1,024,173)
Financial derivative assets	交易性金融資產	–	(22,320)	–	(22,320)
Net deferred tax assets/ (liabilities)	遞延稅項資產／(負債)淨額	62,842	(38,484)	–	24,358

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

35. DEFERRED TAXATION (continued) 35. 遞延税項(續)

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/ credited to income statement 損益表(借項)/貸項 RMB'000 人民幣千元	(Charged)/ credited to equity 權益借項/(貸項) RMB'000 人民幣千元	At the end of the year 期末餘額 RMB'000 人民幣千元
For the year ended 31 December 2007	於二零零七年年度內				
Tax losses carried forward	税務虧損結餘	90,335	227,057	–	317,392
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的陳舊準備	68,574	70,209	–	138,783
Impairment provision for receivables	應收款減值準備	57,467	21,728	–	79,195
Provision for aircraft overhaul expense	飛機大修費用準備	77,000	19,834	–	96,834
Financial derivative liabilities	交易性金融負債	20,823	(10,374)	–	10,449
Provision for post-retirement benefits	退休後福利準備	216,570	134,713	–	351,283
		530,769	463,167	–	993,936
Depreciation and amortisation	折舊及攤銷	(517,082)	(414,012)	–	(931,094)
Net deferred tax assets	遞延税項資產淨額	13,687	49,155	–	62,842

00236

35. DEFERRED TAXATION (continued)

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at 31 December 2008, the Group and the Company had tax losses carried forward of approximately RMB11,465 million and RMB8,778 million respectively (2007: RMB5,380 million and RMB4,119 million respectively) which will expire between 2009 and 2013, and which are available to set off against the Group and the Company's future taxable income. As at 31 December 2008, the Group and the Company did not recognise RMB2,864 million and RMB2,195 million respectively (2007: RMB1,035 million and RMB718 million respectively) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

35. 遞延稅項(續)

根據中國稅法，稅務虧損可於五年內抵銷未來應課稅收入。於二零零八年十二月三十一日，本集團及本公司的稅務虧損結餘分別約人民幣11,465百萬元及人民幣 8,778百萬元(二零零七年：人民幣5,380百萬元及人民幣4,119百萬元)，可於二零零九年至二零一三年到期前沖銷本集團及本公司的未來應課稅收入。截至二零零八年十二月三十一日止，由於管理層相信相關的稅務虧損在其到期前可被利用的可能性較少，本集團及本公司尚未就稅務虧損所確認的遞延稅項資產分別為人民幣2,864百萬元及人民幣2,195 百萬元(二零零七年：人民幣1,035百萬元及人民幣718百萬元)。

Notes to the Financial Statements 財務報表註釋

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2008, the Group's pension cost charged to the consolidated income statement amounted to RMB360 million (2007: RMB296 million).

36. 退休金計劃及僱員退休後的福利

(a) 定額供款退休金計劃

(i) 退休金

本集團參與某些省市政府管轄的定額供款的退休金計劃。本集團大多數中國僱員符合參與本集團的退休金計劃之資格。本集團需按前一年度薪金及津貼金額的20%至22%交納供款額，僱員則按其基本薪金的7%至8%交納供款。除上述的定額供款外，本集團無其他重大支付退休福利的責任。截至二零零八年十二月三十一日止年度，本集團在該計劃下已計入綜合損益表的退休金供款費用為人民幣360百萬元（二零零七年：人民幣296百萬元）。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

(a) Defined contribution retirement schemes (continued)

(ii) Medical insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2008, the Group's medical insurance contributions charged to the income statement amounted to RMB93 million (2007: RMB77 million).

(b) Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

36. 退休金計劃及僱員退休後的福利(續)

(a) 定額供款退休金計劃(續)

(ii) 醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零零八年十二月三十一日止年度，本集團計人民幣93百萬元(二零零七年：人民幣77百萬元)醫療保險供款於損益表中列賬。

(b) 僱員退休後的福利

除上述的退休金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。僱員退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued)

(b) 僱員退休後的福利(續)

The post-retirement benefit obligations recognised in the balance sheets are as follows:

在資產負債表中所確認的僱員退休後福利費用準備如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**4,481,420**	2,155,393	**3,941,724**	1,861,036
Unrecognised actuarial losses	未確認的精算損失	**(2,965,835)**	(750,266)	**(2,611,045)**	(634,259)
Post-retirement benefit obligations	僱員退休後福利費用準備	**1,515,585**	1,405,127	**1,330,679**	1,226,777
Less: current portion (Note 30)	減：流動部份(註釋30)	**(46,461)**	(34,425)	**(43,801)**	(31,707)
Long-term portion	長期部份	**1,469,124**	1,370,702	**1,286,878**	1,195,070

Changes in post-retirement benefit obligations are as follows:

僱員退休後福利費用準備於本年度的變動如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**1,405,127**	1,323,684	**1,226,777**	1,173,380
Total expenses charged in the income statement	計入損益表的有關費用	**200,603**	170,670	**181,309**	128,057
Payments	本年度支付額	**(90,145)**	(89,227)	**(77,407)**	(74,660)
At 31 December	十二月三十一日結餘	**1,515,585**	1,405,127	**1,330,679**	1,226,777

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

36. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

36. 退休金計劃及僱員退休後的福利（續）

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

退休後福利費用已列入工資、薪金及福利費用中，並已於本年度損益表中反映：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Current service cost	當期服務費用	**74,478**	73,416	**71,552**	55,624
Interest cost	利息費用	**102,009**	83,858	**89,145**	63,678
Actuarial losses recognised	確認的精算損失	**24,116**	13,396	**20,612**	8,755
Total (Note 9)	總額（註釋9）	**200,603**	170,670	**181,309**	128,057

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2008 二零零八年	2007 二零零七年
Discount rate	折現率	**3.75%**	4.75%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**3%**	2.5%
Employee turnover rate	僱員流失率	**3.00%**	3.0%
Mortality rate	死亡率	**8.80%**	8.43%
Medical inflation rate	醫療通脹率	**5%**	2.5% – 5%

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

37. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 7% to 15% (2007: 7% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2008, the Group's contributions to the housing funds amounted to RMB282 million (2007: RMB285 million) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2008 is RMB25 million (2007: RMB17 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides cash staff housing allowances to eligible employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum as set out in the Group's staff housing allowance policy introduced in October 2003 (the "Policy") based on the area of quarter to which they are entitled and the unit price as set out in the Policy.

37. 職工住房補貼

(a) 員工住房基金

根據修訂後的中國住房政策，本集團需按國內員工薪金的7%至15%（二零零七年：7%至15%）供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於二零零八年十二月三十一日止年度內，本集團計入綜合損益表的職工住房基金的供款計人民幣282百萬元（二零零七年：人民幣285百萬元）。截至二零零八年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣25百萬元（二零零七年：人民幣17百萬元）。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任去填補不足。

(b) 員工住房補貼

除上述供款至國家安排的住房公積金中的員工住房基金，根據二零零三年十月頒佈的職工住房補貼政策（「職工住房補貼政策」），符合條件但未獲分配住房或已獲分配住房但未達標準的員工可以獲得現金補貼。員工的補貼總額以該政策中員工可享受住房面積及住房單價所計算。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

37. STAFF HOUSING BENEFITS (continued)

The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. As at 31 December 2008, the present obligation of the provision for employee's staff housing entitlement is RMB386 million (2007: RMB363 million).

For the year ended 31 December 2008, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB123 million (2007: RMB53 million) which has been charged to the consolidated income statement.

37. 職工住房補貼(續)

受益期原則上為二十年，當員工離職時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職時支付。截至二零零八年十二月三十一日，員工住房補貼準備的現值為人民幣386百萬元(二零零七年：人民幣363百萬元)。

截至二零零八年十二月三十一日止年度，在職工住房補貼政策下計提的員工住房補貼為人民幣123百萬元(二零零七年：人民幣53百萬元)並於綜合損益表中列支 。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

38. DERIVATIVE FINANCIAL INSTRUMENTS 38. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps (Note (a))	利率互換合約 (註釋(a))	**988**	33,232	**182,971**	39,542
Forward foreign exchange contracts (Note (b))	外匯遠期合約 (註釋(b))	**–**	2,847	**138,760**	1,719
Fuel option contracts (Note (c))	原油期權合約 (註釋(c))	**123,010**	59,468	**6,319,868**	535
Total	合計	**123,998**	95,547	**6,641,599**	41,796
Less: current portion	減：流動部份				
– Interest rate swaps	一利率互換合約	**–**	(27,155)	**(41,668)**	(17,984)
– Forward foreign exchange contracts	一外匯遠期合約	**–**	(2,847)	**(94,539)**	(1,719)
– Fuel option contracts	一原油期權合約	**(123,010)**	(59,468)	**(6,319,868)**	(535)
		(123,010)	(89,470)	**(6,456,075)**	(20,238)
Non-current portion	非流動部份	**988**	6,077	**185,524**	21,558

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公平價值。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group's interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates and are accounted for as cashflow hedges. Other interest rate swaps are for swapping fixed rates into variable rates and are accounted for as fair value hedges. As at 31 December 2008, the notional amount of the outstanding interest rate swap agreements was approximately US$471 million (2007: US$624 million). These agreements will expire between 2009 and 2016.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

38. 金融衍生工具(續)

註譯：

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險(註釋3(a)(ii))。本集團簽訂的利率互換合約符合套期會計的運用條件。其中大部分合約是將與LIBOR相關的浮動利率轉換為固定利率，屬於現金流量套期；其他合約是將固定利率轉換為浮動利率，屬於公允價值套期。於二零零八年十二月三十一日，仍持有尚未交易的利率協定的名義金額約為471百萬美元(二零零七年：624百萬美元)，並將於二零零九年至二零一六年間到期。

本年度利率互換合約實際交割損益及公允價值變動列示如下：

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Realised (losses)/gain (recorded in finance costs)	已實現(損失)/收益(計入財務費用)	**10,083**	59,862
Unrealised mark to market (losses)/gains	未實現(損失)/收益		
– cash flow hedges (recognised in equity)	—現金流套期(計入資本公積)	**(126,138)**	(79,783)
– fair value hedges (recognised in the income statement)	—公允價值套期(計入公允價值變動損益)	**(49,535)**	(8,824)
		(165,590)	(28,745)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Notes: (continued)

(b) Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's forward foreign exchange contracts qualify for hedge accounting. These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates and are accounted for as cash flow hedges. Other forward foreign exchange contracts are for selling Japanese Yen and purchasing U.S. dollars at variable exchange rates and are accounted for as fair value hedges. As at 31 December 2008, the notional amount of the outstanding currency forward contracts was approximately US$121 million (2007: US$33 million), which will expire between 2009 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

38. 金融衍生工具（續）

註譯：（續）

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售外匯收入及需以外匯支付的費用相關的匯率波動風險（註釋3(a)(i)）。本集團簽訂的外匯遠期合約符合套期會計的運用條件。其中大部分合約是以固定匯率銷售日元或買入美元，屬於現金流量套期；其他外匯遠期合約是以變動匯率銷售日元或買入美元，屬於公允價值套期。二零零八年十二月三十一日，仍持有尚未交易的外匯套期合約的名義金額約為121百萬美元（二零零七年：33百萬美元），並將於二零零九年至二零一七年間到期。

本年度外匯遠期合約實際交割損益及公允價值變動列示如下：

		Group 集團	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Realised (losses)/gain (recorded in finance income)	已實現（損失）／收益（計入財務收入）	**14,759**	17,932
Unrealised mark to market (losses)/gains	未實現（損失）／收益		
– cash flow hedges (recognised in equity)	－現金流套期（計入資本公積）	**(44,222)**	1,586
– fair value hedges (recognised in the income statement)	－公允價值套期（計入公允價值變動損益）	**(95,666)**	(3,787)
		(125,129)	15,731

00246

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

38. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Notes: (continued)

(c) Fuel option contracts

The Group enters into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the fuel hedging contracts entered into by the Group in 2008 or which remained open at 31 December 2008 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of fuel and the price at which the counterparties are effectively entitled to sell in future periods as unrealised mark to market losses and recognised these losses in the income statements immediately.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

38. 金融衍生工具(續)

註譯：(續)

(c) 原油期權合約

為降低市場油價／原油價格變動對飛機燃料成本的影響，本集團簽訂了若干原油期權合約。本集團簽訂的原油期權合約的主要結構包括若干看漲期權及看跌期權，並在一定程度上將約定量燃油的價格鎖定在一定區間。在每一份原油期權合約中，本集團在看漲期權下有權購入原油的價格高於交易對手有權利出售的價格。

截至2008年12月31日，本集團所持的尚未交割的原油期權合約不符合套期會計的條件。本集團需將現貨價格與交易對手於未來期間出售價之間公允價值的差異作為未實現市值損失直接計入綜合損益表。

該等合約估值產生的已實現和未實現的收益和損失計入損益表。

		Group 集團 2008 二零零八年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元
Realised (losses)/gains (recorded in aircraft fuel)	已實現(損失)／收益(計入飛機燃料)	**(8,577)**	120,171
Unrealised mark to market (losses)/gains (recorded in loss on fair value movements of financial derivatives)	未實現(損失)／收益(計入衍生工具公允價值變動損益)	**(6,255,791)**	96,576
		(6,264,368)	216,747

The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

原油期權合約的公允值利用交易對手的市場報價以及獨立第三方評估機構運用相關評估模型(例如：均值回歸模型及蒙特卡羅隨機過程)計算得出的評估結果。模型中採用的主要數據及假設包括評估時點的波動率、信用利差、長期均衡價格及均值回歸速度等。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

39. SHARE CAPITAL 39. 股本

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
Circulating shares with restricted transfer held by CEA Holding and employees	中國東航集團及其員工持有的限制轉讓流通股	**2,904,000**	2,904,000
A shares listed on The Shanghai Stock Exchange	在上海證券交易所上市的A股	**396,000**	396,000
H shares listed on The Stock Exchange of Hong Kong Limited	在香港證券交易所上市的H股	**1,566,950**	1,566,950
		4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

On 4 January 2007, the Company's share reform plan was approved by the Ministry of Commerce and implemented on 9 January 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions.

二零零七年一月四日，中華人民共和國商務部批准了『中國東方航空股份有限公司股權分置改革方案股改方案』，並於二零零七年一月九日實施。為實施此股改方案，東航集團共計送出96,000,000股股份於流通股股東。東航集團持有的本公司非流通股份即獲得若干限售條件的上市流通權。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

40. RESERVES

40. 儲備

		Group 集團						
		Share premium 股本溢價 RMB'000 人民幣千元	Statutory and discretionary reserve (Note (a)) 法定及任意公積金 (註釋(a)) RMB'000 人民幣千元	Revaluation reserve 重估儲備 RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (註釋38) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2007, as restated	二零零七年一月一日結餘，經重述	1,006,455	428,808	23,816	(720,057)	53,167	(3,621,106)	(2,828,917)
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(註釋38)	-	-	-	-	(79,783)	-	(79,783)
Realised gains on cashflow hedges (Note 38)	現金套期的已實現收益(註釋38)	-	-	-	-	1,586	-	1,586
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	22,167	-	-	-	-	-	22,167
Profit attributable to equity holders of the Company	本公司權益持有人應佔溢利	-	-	-	-	-	378,568	378,568
Adjustments to statutory and discretionary reserves	調整至法定及任意公積金	-	(428,808)	-	-	-	428,808	-
At 31 December 2007	二零零七年十二月三十一日結餘	1,028,622	-	23,816	(720,057)	(25,030)	(2,813,730)	(2,506,379)
At 1 January 2008, as restated	**二零零八年一月一日結餘，經重述**	**1,028,622**	**-**	**23,816**	**(720,057)**	**(25,030)**	**(2,813,730)**	**(2,506,379)**
Unrealised loss on cashflow hedges (Note 38)	**現金套期的未實現虧損(註釋38)**	**-**	**-**	**-**	**-**	**(170,525)**	**-**	**(170,525)**
Realised gains on cashflow hedges (Note 38)	**現金套期的已實現收益(註釋38)**	**-**	**-**	**-**	**-**	**165**	**-**	**165**
Fair value movements of available for sale investments held by associates	**攤佔聯營公司所持的可供出售投資的公允價值變動**	**(19,080)**	**-**	**-**	**-**	**-**	**-**	**(19,080)**
Loss attributable to equity holders of the Company	**本公司權益持有人應佔虧損**	**-**	**-**	**-**	**-**	**-**	**(15,268,532)**	**(15,268,532)**
At 31 December 2008	**二零零八年十二月三十一日結餘**	**1,009,542**	**-**	**23,816**	**(720,057)**	**(195,390)**	**(18,082,262)**	**(17,964,351)**

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

40. RESERVES (continued) 40. 儲備(續)

Company 公司

		Share premium 股本溢價 RMB'000 人民幣千元	Statutory and discretionary reserve (Note (a)) 法定及任意公積金 (註釋(a)) RMB'000 人民幣千元	Capital reserve (Note (b)) 資本儲備 (註釋(b)) RMB'000 人民幣千元	Hedging reserve (Note 38) 套期儲備 (註釋38) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2007, as restated	二零零七年一月一日結餘,經重述	1,006,455	182,336	(720,057)	53,167	(3,160,413)	(2,638,512)
Unrealised loss on cashflow hedges (Note 38)	現金套期的未實現虧損(註釋38)	–	–	–	(79,783)	–	(79,783)
Realised gains on cashflow hedges (Note 38)	現金套期的已實現收益(註釋38)	–	–	–	1,586	–	1,586
Adjustments to statutory and discretionary reserves	調整至法定及任意公積金	–	(182,336)	–	–	182,336	–
Profit for the year	年度溢利	–	–	–	–	505,330	505,330
At 31 December 2007	二零零七年十二月三十一日結餘	1,006,455	–	(720,057)	(25,030)	(2,472,747)	(2,211,379)
At 1 January 2008, as restated	**二零零八年一月一日結餘,經重述**	**1,006,455**	**–**	**(720,057)**	**(25,030)**	**(2,472,747)**	**(2,211,379)**
Unrealised loss on cashflow hedges (Note 38)	**現金套期的未實現虧損(註釋38)**	**–**	**–**	**–**	**(170,525)**	**–**	**(170,525)**
Realised gains on cashflow hedges (Note 38)	**現金套期的已實現收益(註釋38)**	**–**	**–**	**–**	**165**	**–**	**165**
Loss for the year	**年度虧損**	**–**	**–**	**–**	**–**	**(13,877,388)**	**(13,877,388)**
At 31 December 2008	**二零零八年十二月三十一日結餘**	**1,006,455**	**–**	**(720,057)**	**(195,390)**	**(16,350,135)**	**(16,259,127)**

00250

40. RESERVES (continued)

Notes:

(a) Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended 31 December 2008 (2007: nil).

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

41. Non-current assets held for sale

In December 2006, the Board of Directors passed a resolution to dispose of certain older aircrafts and related flight equipments in the forthcoming 12-months. Accordingly, these aircrafts together with related flight equipments and spare parts were classified as non-current assets held for sale as at 31 December 2006. Despite of the Company's continuing effort to locate and negotiate with potential buyers, no agreement to dispose these assets has been reached. It is management's intention to dispose these assets in the forthcoming 12-months and management is continuing to take active step to locate potential buyers of these assets. They have therefore been still classified as non-current assets held for sale as of 31 December 2008. An impairment loss of RMB235 million has been recognised in the income statement in relation to these assets with reference to the estimated market values as at the balance sheet date (Note 10(c)).

40. 儲備(續)

註釋：

(a) 法定及任意公積金

根據中國有關規定及本公司的公司章程，本公司須將按中國會計準則所計算的年度內利潤的10%撥入法定公積金，直至該公積金結餘相等於註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

本公司可按中國會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會決議通過。

本公司於截至二零零八年十二月三十一日止年度無須進行溢利轉撥(二零零七年：無)。

(b) 資本儲備

本集團於一九九六年六月基於上市目的而重組時的發行資本賬面值及淨資產公允值的差異為資本儲備。

41. 待出售非流動資產

於二零零六年十二月，本公司董事會通過在未來12個月處置某些機齡較長飛機及相關的飛機航材的決議。相關的飛機及飛機航材於二零零六年十二月三十一日歸類為待出售非流動資產。儘管本公司積極在市場上尋求可能的買家，但至目前尚未就相關計劃處置的資產達成任何協議。管理層的計劃是在未來12個月處置相關的飛機及飛機航材並積極尋求可能的買家。因此，相關飛機及飛機航材於二零零八年十二月三十一日持續歸類為待出售非流動資產，本公司已經參考了相似資產於資產負債表日的市價，並計提了人民幣235百萬元的減值損失(註釋10(c))。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

42. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

42. 現金流量表附註

(a) Cash generated from operations

(a) 經營活動產生的現金流量

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
(Loss) /gain before income tax	**稅前(虧損)/溢利**	**(15,256,009)**	377,938
Adjustments for:	調整項目：		
Depreciation of property, plant and equipment	物業、機器及設備折舊	**4,755,622**	4,694,888
Gains on disposals of property, plant and equipment	物業、機器及設備的處置收益	**(267,084)**	(674)
Share of results of associates	攤佔聯營公司業績	**(69,668)**	(58,312)
Share of results of jointly controlled entities	攤佔共同控制實體業績	**(24,050)**	(30,086)
Amortisation of lease prepayments	預付租賃款攤銷	**25,940**	24,847
Net foreign exchange gains	匯兑淨溢利	**(1,970,990)**	(2,023,032)
Amortisation of deferred revenue	遞延收益攤銷	**(19,965)**	(12,594)
Loss/(gain) arising from fair value movements of derivative financial instruments	金融衍生資產的公允值變動損益	**6,400,992**	(96,575)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**476,282**	468,888
Impairment provision trade and other receivables	應收賬款及其他應收款減值準備	**39,338**	10,481
Provision for post-retirement benefits	退休後福利準備	**200,603**	170,670
Provision for operating lease aircraft return condition check	經營性租賃飛機退租檢修準備	**618,556**	446,289
Impairment loss	資產減值損失	**2,976,678**	227,456
Interest income	利息收入	**(89,275)**	(96,849)
Interest expenses	利息費用	**2,328,147**	1,978,550
Gain on disposal of an associate and available-for-sale financial assets	處置聯營公司及可供出售金融資產所產生的溢利	**(13,557)**	–
Gain of contribution to a joint controlled entity	投資共同控制實體所產生的溢利	**–**	(31,620)
Gain on disposal of a subsidiary	出售附屬公司收益	**–**	(54,441)
Operating profit before working capital changes	營運資本變動前年度溢利	**111,560**	5,995,824

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

42. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (continued)

42. 現金流量表附註(續)

(a) Cash generated from operations (continued)

(a) 經營活動產生的現金流量(續)

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Changes in working capital	**營運資金變動**		
Flight equipment spare parts	飛機設備零件	**(529,068)**	(409,392)
Trade receivables	應收賬款	**909,701**	(478,550)
Amount due from related companies	應收有關聯公司款項	**(223,112)**	349,897
Prepayments, deposits and other receivables	預付款、存款及其他應收款	**(216,706)**	(336,890)
Sales in advance of carriage	預售機位	**(197,331)**	319,550
Trade payables and notes payables	應付賬款及應付票據	**2,006,978**	(1,888,884)
Amounts due to related companies	應付有關聯公司款項	**(187,819)**	29,571
Other payables and accrued expenses	其他應付款及預提費用	**1,901,892**	(194,694)
Other long-term liabilities	其他長期負債	**(431,956)**	(74,081)
Provision for operating lease aircraft return condition check	經營性租賃飛機退租檢修準備	**(41,448)**	–
Staff housing allowances	職工住房補貼	**(100,428)**	(76,381)
Post-retirement benefit obligations	退休後福利	**(90,145)**	(89,227)
Operating lease deposits	經營性租賃訂金	**30,348**	(3,909)
		2,830,906	(2,852,990)
Cash generated from operations	經營活動產生的現金流量	**2,942,466**	3,142,834

(b) Non-cash transactions

(b) 非現金交易

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Financing activities not affecting cash:	融資活動的非現金交易：		
Finance lease obligations incurred for acquisition of aircraft	以融資租賃負債購買飛機	**7,964,792**	8,395,965

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

43. COMMITMENTS

43. 承諾

(a) Capital commitments

(a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司有以下的資本支出承諾：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
– Aircraft, engines and flight equipment	一飛機、發動機及飛行設備	**52,533,736**	50,852,865	**52,533,736**	50,852,865
– Other property, plant and equipment	一其他物業、機器及設備	**130,180**	353,771	**111,810**	289,971
		52,663,916	51,206,636	**52,645,546**	51,142,836
Authorised but not contracted for:	已授權但未訂約的：				
– Other property, plant and equipment	一其他物業、機器及設備	**5,235,712**	11,326,338	**4,874,680**	10,709,963
		5,235,712	11,326,338	**4,874,680**	10,709,963
		57,899,628	62,532,974	**57,520,226**	61,852,799

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

43. COMMITMENTS (continued)

(a) Capital commitments (continued)

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

43. 承諾(續)

(a) 資本支出承諾(續)

以上飛機及飛行設備包括付運前按金的承諾預期支出，但金額可能因合約中所訂的通脹調整或於付運飛機時所得的折扣而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Within one year	一年內	**8,852,380**	17,127,081	**8,852,380**	17,127,081
In the second year	第二年	**13,174,190**	15,056,943	**13,174,190**	15,056,943
In the third year	第三年	**9,051,539**	13,960,033	**9,051,539**	13,960,033
In the fourth year	第四年	**9,224,482**	2,531,964	**9,224,482**	2,531,964
Over four years	超過四年	**12,231,145**	2,176,844	**12,231,145**	2,176,844
		52,533,736	50,852,865	**52,533,736**	50,852,865

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

43. COMMITMENTS (continued)

(b) Operating lease commitments

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

43. 承諾(續)

(b) 營運租賃承諾

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

		Group 集團		Company 公司	
		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**2,671,355**	2,527,072	**2,145,554**	2,235,504
In the second year	第二年	**2,330,080**	2,331,741	**2,008,984**	2,124,109
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**4,598,624**	4,991,164	**4,432,529**	4,925,469
After the fifth year	五年以後	**4,100,560**	5,341,362	**4,028,862**	5,341,361
		13,700,619	15,191,339	**12,615,929**	14,626,443
Land and buildings	**土地及樓宇**				
Within one year	一年內	**202,540**	87,410	**46,701**	84,482
In the second year	第二年	**124,643**	50,683	**21,066**	49,363
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**325,423**	40,888	**16,323**	40,026
After the fifth year	五年以後	**2,398,361**	29,846	**29,276**	29,846
		3,050,967	208,827	**113,366**	203,717
		16,751,586	15,400,166	**12,729,295**	14,830,160

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 59.67% of the Company's shares as at 31 December 2008. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the "SOEs").

(a) Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

44. 有關連人士交易

本集團由東航集團控制。截至二零零八年十二月三十一日止，中國東航集團擁有本公司59.67%之股權。中國民用航空總局是國內航空運輸業的管理單位。中國東航集團及本集團均由中國政府控制，同時，中國政府也控制相當數量的中國企業(統稱為「國有企業」)。

(a) 有關連人士交易

本集團通過銷售代理出售機票，因此國有企業的僱員，關鍵管理人員及與他們關係密切的家庭成員在企業業務過程中與本公司發生廣泛的交易。此類交易是根據普通商業條款進行，即該條款與所有客戶適用的條款相一致。鑒於此類交易的廣泛性及普遍性，管理層無法確認並披露此類交易的總金額。因此，此類關連零售交易並沒有披露。本集團管理層相信關連交易有關的具意義資料已經充分披露。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(a) Related party transactions (continued) (a) 有關連人士交易（續）

The other related party transactions are:

其他有關連人士交易：

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／（費用及支付金額） 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與東航集團或由東航集團直接或間接控制的公司：**			
Interest income on deposits at an average rate of 0.36% per annum (2007: 0.72% per annum) 存款利息收入，年平均利率0.36厘（二零零七年：年平均利率0.72厘）	EAGF* 東航財務*	**30,766**	9,717
Interest expense on loans at rate of 4.87% per annum (2007: 5.42% per annum) 貸款利息支出，年利率4.87厘（二零零七年：年利率5.42厘）	EAGF* 東航財務*	**(22,267)**	(33,590)
Ticket reservation service charges for utilisation of computer reservation system 應付電腦訂票系統服務費	Travel Sky Technology Limited 中國民航資訊網絡公司	**(241,206)**	(241,161)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *（按國際財務報告準則編製）*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(a) Related party transactions (continued) (a) 有關連人士交易（續）

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／（費用及支付金額） 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold 機票銷售佣金，銷售票款金額的3%至9%	SDATC* 東美旅遊*	**(610)**	(9,220)
	Shanghai Tourism (HK) Co., Ltd 上海旅遊(香港)有限公司	**(1,696)**	(6)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費，購買價款的0.1%至2%	EAIEC* 東方航空進出口有限公司*	**(47,257)**	(34,643)
Repairs and maintenance expense for aircraft and engines 應付飛機及發動機的維修及保養費用	Wheels & Brakes 機輪刹車	**(64,653)**	(56,764)
	STA 科技宇航	**(131,081)**	(100,270)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(a) Related party transactions (continued) (a) 有關連人士交易（續）

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／（費用及支付金額） 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Supply of food and beverages 餐食及機艙供應品的費用	Shanghai Eastern Air Catering Co., Ltd 上海東方航空食品有限公司	**(267,117)**	(243,895)
	Yunnan Eastern Air Catering Investment Co., Ltd. 雲南東方航空食品有限公司	**(40,836)**	(37,782)
	Xian Eastern Air Catering Investment Co., Ltd. 西安東方航空食品有限公司	**(36,526)**	(28,780)
	Qingdao Eastern Air Catering Investment Co., Ltd 青島東方航空食品有限公司	**(27,480)**	(20,101)
Disposal of a subsidiary 出售附屬公司	CEA Holding 東航集團	**–**	461,916
Disposal of a associate 出售聯營公司	CEA Holding 東航集團	**32,972**	–
Advertising expense 廣告費用	CAASC 上海東方航空傳媒有限公司	**(3,595)**	(14,370)
Automobile maintenance fee 汽車修理費	CEA Development Co. Ltd 上海東方航空實業公司	**(23,595)**	(18,574)
Land and building rental 物業租賃費	CEA Holding 東航集團	**(55,399)**	(55,399)
Purchase of other fixed assets 購入其他固定資產	CEA Northwest Co. Ltd 東航西北公司	**–**	(67,305)

* EAGF is also 25% owned associate of the Group; SDATC and EAIEC are both 45% owned associates of the Group.

* 東航財務乃本集團擁有25%股權之聯營公司；東美旅遊及東航進出口有限公司均為本集團擁有45%股權之聯營公司。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易(續)

(a) Related party transactions (continued) (a) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用及支付金額) **2008** 二零零八年 **RMB'000** 人民幣千元	 2007 二零零七年 RMB'000 人民幣千元
With CAAC and its affiliates: **與中國民用航空總局「民航總局」及其附屬機構：**			
Civil aviation infrastructure levies paid 支付民航基礎建設基金	CAAC 中國民航總局	**(769,849)**	(781,613)
Aircraft insurance premiums paid through CAAC which entered into the insurance policies on behalf of the Group 通過民航總局支付飛機保險	CAAC 中國民航總局	**(134,176)**	(136,875)
With other SOE: **與其他國有企業：**			
Take-off and landing fee charges 飛機起降費	State-controlled airports 國有機場	**(4,323,382)**	(4,152,888)
Purchase of aircraft fuel 購買航油	State-controlled fuel suppliers 國有航油供應商	**(14,020,301)**	(11,120,186)
Ticket reservation service charges for utilisation of computer reservation system 應付電腦訂票系統服務費	Travel Sky Technology Limited 中國民航資訊網絡公司	**(241,206)**	(241,161)

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(a) Related party transactions (continued) (a) 有關連人士交易（續）

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入／（費用及支付金額） 2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Interest income on deposits at an average rates of 0.36% per annum (2006: 0.72% per annum) 存款利息收入，年平均利率0.36厘（二零零七年：年平均利率0.72厘）	State-controlled banks 國有銀行	**14,778**	15,411
Interest expense on loans at an average rate of 5.96% per annum (2007: 5.47% per annum) 貸款財務費用，年利率5.96厘（二零零七年：年利率5.47厘）	State-controlled banks 國有銀行	**(1,872,553)**	(1,406,812)
Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold 應付其他航空公司代售本集團機票佣金，銷售票款金額的3%至9%	Other PRC airlines 中國的其他航空公司	**(65,832)**	(70,285)
Supply of food and beverages 餐食及機艙供應品的費用	Other state-control enterprises 其他國有企業	**(567,071)**	(511,766)

00262

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易(續)

(b) Balances with related companies (b) 有關連公司餘額

(i) Amounts due from related companies *(i) 應收有關連公司款項*

Company	企業名稱	Group 集團 2008 二零零八年 RMB'000 人民幣千元	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Company 公司 2008 二零零八年 RMB'000 人民幣千元	Company 公司 2007 二零零七年 RMB'000 人民幣千元
SDATC	東美航空	**9,714**	16,378	**9,714**	16,378
Shanghai Tourism (HK) Co., Ltd	上海旅遊(香港)有限公司	**4,020**	2,914	**4,020**	2,914
EAIEC	東方航空進出口有限公司	**181,788**	26,166	**181,788**	26,166
China Cargo	中貨航	**–**	–	**1,091,055**	1,535,804
CEA Wuhan	東航武漢	**–**	–	**208,928**	–
Other related companies	其他有關連人士	**12,767**	19,997	**22,836**	37,070
Total	合計	**208,289**	65,455	**1,518,341**	1,618,332

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(b) Balances with related companies (continued) (b) 有關連公司餘額（續）

(ii) Amounts due to related companies *(ii) 應付有關連公司款項*

Company	企業名稱	Group 集團 **2008 二零零八年 RMB'000 人民幣千元**	Group 集團 2007 二零零七年 RMB'000 人民幣千元	Company 公司 **2008 二零零八年 RMB'000 人民幣千元**	Company 公司 2007 二零零七年 RMB'000 人民幣千元
EAIEC	東方航空進出口有限公司	**(241,560)**	(470,349)	**(182,277)**	(401,178)
CEA Holding	中國東航集團	**(69,497)**	(40,214)	**(69,497)**	(40,214)
Shanghai Eastern Airlines Catering Co. Ltd.	上海東方航空食品有限公司	**(46,580)**	(60,718)	**(46,580)**	(60,718)
Yunnan Eastern Air Catering Investment Co., Ltd.	雲南東方航空食品有限公司	**(665)**	(488)	**(665)**	(488)
CAASC	上海東方航空傳媒有限公司	**(164)**	(2,550)	**(164)**	(2,550)
CEA Northwest	東航西北公司	**–**	(64,895)	**–**	–
Eastern Logistics	東遠物流	**–**	–	**(134,213)**	(31,503)
CEA Jiangsu	東航江蘇	**–**	–	**(157,885)**	(193,193)
Other related companies	其他有關連公司	**(54,660)**	(32,379)	**(104,522)**	(47,578)
Total	合計	**(413,126)**	(671,593)	**(695,803)**	(777,422)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付東航財務及中國東航集團款項為代墊款外，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued) 44. 有關連人士交易（續）

(b) Balances with related companies (continued) (b) 有關連公司餘額（續）

(iii) Short-term deposits and short-term loans with an associate *(iii) 對聯營公司短期借款以及短期貸款*

		Average interest rate 平均利率		Group 集團		Company 公司	
		2008 二零零八年	2007 二零零七年	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Short-term deposits (included in Prepayments, Deposits and Other Receivables) "EAGF"	短期貸款(包括在預付款、存款及其他應收款內) 東航財務	**0.4%**	0.7%	**1,202,892**	408,151	**427,363**	90,793
Short-term loans (included in Borrowings) "EAGF"	短期借款(包括在貸款內) 東航財務	**4.3%**	5.3%	**295,181**	260,351	**295,181**	180,351

(iv) State-controlled banks and other financial institutions *(iv) 國有銀行以及其他金融機構*

		Average interest rate 平均利率		Group 集團		Company 公司	
		2008 二零零八年	2007 二零零七年	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Bank deposits (included in cash and cash equivalents)	銀行存款(包括現金及現金等價物)	**0.4%**	0.7%	**1,762,245**	845,719	**1,601,059**	630,783
Long-term bank borrowings	長期銀行借款	**5.3%**	5.7%	**14,577,150**	13,062,353	**12,671,832**	11,104,676

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) （按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

44. RELATED PARTY TRANSACTIONS (continued)

(c) Guarantees by holding company

As at 31 December 2008, bank loans of the Group and the Company with an aggregate amount of RMB357 million and Nil respectively (2007: RMB1,008 million and Nil) were guaranteed by CEA Holding (Note 32).

(d) Key management compensation

44. 有關連人士交易（續）

(c) 控股公司作出的擔保

於二零零八年十二月三十一日，本集團及本公司由中國東航集團擔保的銀行貸款合計人民幣357百萬元及零（二零零七年：人民幣1,008百萬元及零）（註釋32）。

(d) 高級行政人員酬金

		2008 **二零零八年** **RMB'000** **人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Salaries, bonus, allowances and benefits	薪金、花紅、補貼及福利	**1,614**	1,805

45. Ultimate holding company

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

45. 最終控股公司

本公司的董事以成立於中國的中國東航集團為本公司最終控股公司。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards) *(按國際財務報告準則編製)*
For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

46. CONTINGENT LIABILITIES

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People's Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believe that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation. As at 31 December 2008, the Group was not involved in any other litigation, arbitration or claim of material importance.

46. 或然負債

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定。該高等法院於二零零八年五月六日駁回了原告的請求。原告遂於二零零八年七月十日提出第二次請求撤銷的動議。二零零八年八月二十七日，加州高等法院再一次駁回了原告的請求。該案進入美國加州上訴法院的上訴程序後，二零零九年二月二十六日，美國加州上訴法院做出二審判決，駁回原告上訴請求，維持一審的裁定。二零零九年三月十六日，原告中國代理律師代表遇難者家屬在北京第二中級人民法院提起訴訟。現本案正在法院立案程序中，我公司尚未正式收到法院傳票。本集團的管理層認為，該訴訟的負面結果並不會對本公司的財務狀況及經營業績造成不利影響。本集團將向股東披露有關該案進展的信息。截止二零零八年十二月三十一日，本集團未涉及任何其他重大的訴訟、仲裁或程序。

Notes to the Financial Statements 財務報表註釋

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2008 截至二零零八年十二月三十一日止年度

47. POST BALANCE SHEET EVENTS

On 15 January 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (the "Finance Company") (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement, pursuant to which, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. Details are set out in the Company's announcement dated 15 January 2009.

On 19 January 2009, the Company obtained a two-year credit facility of RMB10 billion from Shanghai Pudong Development Bank.

On 13 February 2009, the Company obtained a three-year credit facility of RMB15 billion from Agricultural Bank of China.

On 26 February 2009, the Company convened an extraordinary general meeting of A and H Share Shareholders in which the special resolution in relation to the approval of the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to China Eastern Air Holding Company and the issuance of 1,437,375,000 new H Share at subscription price of approximately RMB1,437 million to CES Global Holdings (Hong Kong) Limited was passed. Details are set out in the Company's announcement dated 10 December 2008 and its Notice of Extraordinary General Meeting and Notice of H Shareholders Class Meeting dated 8 January 2009.

On 16 March 2009, the Company obtained a three-year credit facility of RMB11 billion from Construction Bank of China.

47. 資產負債表日後事項

於2009年1月15日，本公司(作為借款方)與東航集團(作為委託方)、東航集團財務有限責任公司(「東航財務公司」)(作為受託方)簽訂委託貸款協定。根據協定，本公司自東航財務公司獲得由東航集團提供的短期貸款計人民幣55.5億元。詳細情況參閱本公司於2009年1月15日所作的公告。

於2009年1月19日，本公司自上海浦東發展銀行獲得人民幣100億元的兩年期授信額度。

於2009年2月13日，本公司自中國農業銀行獲得人民幣150億元的三年期授信額度。

於2009年2月26日，本公司臨時股東大會表決通過關於本公司向特定對象非公開發行A股股票及增發H股股票的方案。根據該方案，本公司將向東航集團非公開發行境內上市人民幣普通股(A股)1,437,375,000股，總值為人民幣55.63億元；向東航集團全資子公司－東航國際控股(香港)有限公司定向增發H股1,437,375,000股，總值為人民幣14.37億元。有關增發詳細情況，參閱本公司於2008年12月10日所作的公告，以及2009年1月8日所作的臨時股東大會公告。

於2009年3月16日，本公司自中國建設銀行獲得人民幣110億元的三年期授信額度。

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under PRC Accounting Regulation.

後附綜合財務信息摘自本集團根據中國會計準則編製的綜合財務報表。

CONDENSED CONSOLIDATED INCOME STATEMENT 簡化綜合損益表

(Prepared in accordance with PRC Accounting Regulations)
For the year ended 31 December 2008

(按中華人民共和國會計準則編製)
截至二零零八年十二月三十一日止年度

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Revenue	**營業收入**	**41,842,361**	43,541,228
Less: Cost of operation	減：營業成本	**(43,075,888)**	(37,649,712)
Taxes and levies	營業稅金及附加	**(891,064)**	(1,092,859)
Selling and distribution expenses	銷售費用	**(2,522,136)**	(2,766,379)
General and administrative expense	管理費用	**(1,524,864)**	(2,075,732)
Finance income/(expenses), net	財務(費用)／收入，淨值	**(357,410)**	106,125
Impairment loss	資產減值損失	**(2,022,178)**	(224,714)
Add: Fair value (loss)/gain	加：公允價值變動(損失)／收益	**(6,400,992)**	83,965
Investment income	投資收益	**105,837**	155,180
Operating (loss)/profit	**(營業虧損)／營業利潤**	**(14,846,334)**	77,102
Add: non-operating income	加：營業外收入	**906,238**	676,610
Less: non-operating expenses	減：營業外支出	**(45,012)**	(28,878)
Total (loss)/profit	**(虧損總額)／利潤總額**	**(13,985,108)**	724,834
Less: Income tax	減：所得稅費用	**(60,795)**	(96,512)
Net (loss)/profit	**(淨虧損)／淨利潤**	**(14,045,903)**	628,322
Attribute to:	**應佔：**		
– Equity holders of the Company	－本公司權益持有人	**(13,927,656)**	603,955
– Minority interests	－少數股東權益	**(118,247)**	24,367
		(14,045,903)	628,322

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

CONDENSED CONSOLIDATED BALANCE SHEET 簡化綜合資產負債表

(Prepared in accordance with PRC Accounting Regulations) *(按中華人民共和國會計準則編製)*

For the year ended 31 December 2008 *截至二零零八年十二月三十一日止年度*

		2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**10,401,069**	9,690,252
Long-term investment	長期股權投資	**1,373,356**	990,758
Fixed assets & construction in progress	固定資產及在建工程	**58,807,070**	53,087,748
Intangible assets & non-current assets	無形資產及其他非流動資產	**2,524,594**	2,632,261
Deferred tax assets	遞延所得税資產	**77,917**	103,462
Total assets	**資產合計**	**73,184,006**	66,504,481
Liabilities & shareholder's equity	**負債及所有者權益**		
Current liabilities	流動負債	**54,076,709**	35,855,447
Non-current liabilities	非流動負債	**30,120,909**	27,374,421
Deferred tax Liabilities	遞延所得税負債	**51,539**	51,721
Total Liabilities	**負債合計**	**84,249,157**	63,281,589
Minority interests	少數股東權益	**534,195**	705,142
Total shareholder's equity	歸屬於權益持有人權益	**(11,599,346)**	2,517,750
Total equity	**總權益**	**(11,065,151)**	3,222,892
Total liabilities & shareholder's equity	**負債及所有者權益合計**	**73,184,006**	66,504,481

00270

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS

(A) 國際財務報告準則與中國企業會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have a significant effect on the consolidated (loss)/profit attributable to equity holders and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則與中國會計準則在若干方面存在差異。國際財務報告準則及中國會計準則的差異對本公司權益持有人應佔綜合(虧損)／溢利及本集團綜合淨資產的重大影響總括如下：

		Note 註釋	**2008 二零零八年 RMB'000 人民幣千元**	2007 二零零七年 RMB'000 人民幣千元
Consolidated (loss)/profit attributable to equity holders of the Company	**本公司權益持有人應佔綜合(虧損)／溢利**			
As stated in accordance with PRC Accounting Regulations	根據中國企業會計準則列示		**(13,927,656)**	603,955
Impact of IFRS and other adjustments:	國際財務報告準則的影響：			
Difference in depreciation and impairment charges for flight equipment due to difference depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊及減值損失的差異	(a)	**(134,538)**	(170,082)
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	由於不同可使用年限造成飛機、發動機折舊及減值損失的差異	(b)	**(383,192)**	(74,970)
Provision for post-retirement benefits	退休後福利的準備	(c)	**(110,458)**	(81,445)
Difference in goodwill impairment	商譽減值的差異	(d)	**(688,311)**	–
Reversal of additional amortisation due to the revaluation surplus relating to land use rights	沖銷土地使用權評估增值對攤銷的影響	(e)	**8,420**	8,420
Others	其他	(f)	**37,178**	(28,819)
Deferred tax adjustments	遞延稅項調整	(g)	**(13,121)**	72,749
Minority interests	少數股東權益	(h)	**(56,854)**	48,760
As stated in accordance with IFRS	根據國際財務報告準則列示		**(15,268,532)**	378,568

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (continued)

(A) 國際財務報告準則與中國企業會計準則的重大差異（續）

		Note 註釋	2008 二零零八年 RMB'000 人民幣千元	2007 二零零七年 RMB'000 人民幣千元
Consolidated net assets attributable to equity holders of the Company	**本公司權益持有人應佔綜合淨資產**			
As stated in accordance with PRC Accounting Regulations	根據中國企業會計準則列示		**(11,599,346)**	2,517,750
Impact of IFRS and other adjustments:	國際財務報告準則的影響：			
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives used previously	由於以往採用不同可使用年限而造成飛行設備折舊及減值損失的差異	(a)	**129,589**	263,764
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	由於不同可使用年限造成飛機、發動機折舊及減值損失的差異	(b)	**103,311**	475,289
Provision for post-retirement benefits	退休後福利的準備	(c)	**(1,515,585)**	(1,405,127)
Difference in goodwill impairment	商譽減值的差異	(d)	**–**	688,311
Reversal of revaluation surplus relating to land use rights	沖銷土地使用權評估增值	(e)	**(369,046)**	(377,466)
Others	其他	(f)	**79,393**	53,792
Deferred tax adjustments	遞延税項調整	(g)	**(2,020)**	11,101
Minority interests	少數股東權益	(h)	**76,303**	133,157
As stated in accordance with IFRS	根據國際財務報告準則列示		**(13,097,401)**	2,360,571

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (continued)

(a) Prior to 15 February 2006, under the PRC Accounting Regulations, rotables are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years. Under IFRS, rotables are accounted for as property, plant and equipment and is depreciated on a straight-line basis to write off the cost or revalued amount to their residual value over their estimated useful lives and annual provision for scrap was made. Since 1 January 2007, under the PRC Accounting Regulation, rotables are classified as property, plant and equipment and is depreciated over 10 years. Under IFRS, the useful life of rotables is also changed to 10 years with no further annual provision for scraps in 2007. This change of accounting estimate is applied prospectively. Despite the useful life of rotables is unified under IFRS and the PRC Accounting Regulation this year, the carrying amounts, of rotables are different under IFRS and the PRC Accounting Regulation which still results in differences. These difference will be reduced progressively in the coming 3 years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(A) 國際財務報告準則與中國企業會計準則的重大差異（續）

(a) 根據中國會計準則，於二零零六年二月十五日之前，高價周轉件作為流動資產列示，並以5年直線法予以攤銷。根據國際財務報告準則，高價周轉件作為固定資產列賬並計提折舊。折舊之基準乃以成本減去估計殘值，並以直線法按預計可使用年限攤銷並每年提取報廢準備。自二零零七年一月一日起，在中國會計準則下，高價周轉件作為固定資產列賬並按10年計提折舊。在國際財務報告準則下，高價周轉件的折舊年限亦於當年更改為10年，並不再提取一般報廢準備。由於上述折舊年限的更改為會計估計變更，故對此改變採用了未來適用法處理。由於高價周轉件在中國企業會計準則及國際財務報告準則下在會計政策變更當年的帳面價值不同，故儘管折舊年限在當年度統一，但仍存在準則差異。該差異將會在今後3年中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (continued)

(b) Under the PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Regulation. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) Under the PRC Accounting Regulation, employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(b) 根據中國會計準則和制度，於2001年6月30日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自2001年7月1日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國會計準則和制度下的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 根據中國企業會計準則，員工退休後福利於實際付款時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內作出預提。

Supplementary Financial Information 附加財務資料

31 December 2008 截至二零零八年十二月三十一日止年度

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING REGULATIONS (continued)

(d) The basis of recognising the value of the consideration payable for acquisitions and the underlying assets and liabilities is different under IFRS and the PRC Accounting Regulation. Accordingly the amount and impairment of goodwill is different.

(e) Under the PRC Accounting Regulation, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(f) In addition of the above, the application of IFRS differ in certain other respects from the PRC Accounting Regulation.

(g) This represents the corresponding deferred tax effects related to the items above.

(h) This represents the corresponding impact a minority interest related to the items above.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(d) 在國際財務報告準則及中國會計準則和制度下，對於確認收購作價及收購業務的相關資產及負債的基準有所不同，因此商譽的價值亦有所不同，計提的商譽減值準備也存在差異。

(e) 在中國企業會計準則下，本公司重組上市時母公司以折價入股投入本公司的土地使用權，以評估值減累計攤銷列賬。根據國際財務報告準則，土地使用權作為經營性租賃預付款以歷史成本列示，本公司重組上市時的土地使用權的歷史成本為零。

(f) 除以上所述外，由於國際財務報告準則及中國會計準則不同要求而導致的其他差異。

(g) 此乃以上項目及税務虧損相關的遞延税項影響。

(h) 此乃以上項目對少數股東權益／損益之影響。

Corporate Information 公司資料

DIRECTORS

Liu Shaoyong *(Chairman)*
Li Jun *(Vice Chairman)*
Ma Xulun *(Director, President)*
Luo Chaogeng *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*
Wu Baiwang *(Independent Non-executive Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*

董事

劉紹勇 *(董事長)*
李　軍 *(副董事長)*
馬須倫 *(董事、總經理)*
羅朝庚 *(董事)*
羅祝平 *(董事、公司秘書)*
胡鴻高 *(獨立非執行董事)*
樂鞏南 *(獨立非執行董事)*
吳百旺 *(獨立非執行董事)*
周瑞金 *(獨立非執行董事)*
謝　榮 *(獨立非執行董事)*

SUPERVISORS

Liu Jiangbo *(Chairman of the Supervisory Committee)*
Xu Zhao *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Yan Taisheng *(Supervisor)*
Liu Jiashun *(Supervisor)*

監事

劉江波 *(監事會主席)*
徐　昭 *(監事)*
馮金雄 *(監事)*
燕泰勝 *(監事)*
劉家順 *(監事)*

SENIOR MANAGEMENT

Zhang Jianzhong *(Vice President)*
Li Yangmin *(Vice President)*
Fan Ru *(Vice President)*
Wu Yongliang *(Chief Financial Officer)*

高級管理人員

張建中 *(副總經理)*
李養民 *(副總經理)*
樊　儒 *(副總經理)*
吳永良 *(財務總監)*

COMPANY SECRETARY

Luo Zhuping

公司秘書

羅祝平

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Luo Zhuping

授權代表

劉紹勇
羅祝平

COMPANY'S WEBSITE

http://www.ce-air.com

公司網址

http://www.ce-air.com

COMPANY'S E-MAIL ADDRESS

ir@ce-air.com

公司電子信箱

ir@ce-air.com

Corporate Information 公司資料

AUDITORS

International Auditor: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditor: PricewaterhouseCoopers
Zhong Tian CPAs Limited
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

核數師

國際核數師： 羅兵咸永道會計師
事務所
香港中環
太子大廈22樓

中國境內核數師：普華永道中天會計師
事務所有限公司
中國上海
湖濱路202號
普華永道中心11樓
郵政編碼200021

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

法律顧問

香港： 貝克・麥堅時律師事務所
美國： 貝克・麥堅時律師事務所
中國： 北京通商律師行

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712-1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司
上海分公司
上海市浦東新區陸家嘴東路166號

Corporate Information 公司資料

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5th Floor, McDonald's Building, 48 Yee Wo Street, Hong Kong

主要香港營業地點

香港怡和街48號麥當勞大廈五樓

Custodian for Listed Shares with Trading Moratorium

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to the change of the legal representative to Mr. Liu Shaoyong.

Registered capital of the Company is RMB4.86695 billion within the Reporting Period.

Business License Registration Number of the Corporation Legal Person: 310000400111686

Tax Registration Number: 310046741602981

營業執照註冊變更情況

因法定代表人更換為劉紹勇先生，公司營業執照進行了註冊變更。

報告期內公司註冊資本為人民幣48.6695億元

企業法人營業執照註冊號：310000400111686

稅務登記號：310046741602981

Shareholders can obtain a copy of the Company's annual report for the year 2008 through the Internet addresses shown below:

股東可以根據需要從以下網站下載公司二零零八年度報告電子版：

http://www.ce-air.com **http://www.irasia.com/listco/hk/chinaeast**



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

www.ce-air.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date 30 APR 2009

By ______________________
Name: Luo Zhuping
Title: Company Secretary